As filed with the Securities and Exchange Commission on April 19, 2004

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

MTONE WIRELESS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	4812	77-0369080
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3080 Olcott Street, Suite 100-A

Santa Clara, California 95054

(408) 986-8988

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Weijia Wang

President and Chief Executive Officer

Mtone Wireless Corporation

3080 Olcott Street, Suite 100-A

Santa Clara, California 95054

(408) 986-8988

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey D. Saper Kurt J. Berney WILSON SONSINI GOODRICH & ROSATI PROFESSIONAL CORPORATION 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Philip M. Culhane SIMPSON THACHER & BARTLETT LLP Asia Pacific Finance Tower, 7th Floor 3 Garden Road Central, Hong Kong (852) 2514-7600

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Calculation of Registration Fee

Title of each class of securities to be registered	Proposed maximum aggregate offering price (1)(2)	Amount of registration fee

Common Stock, $0.001 par value per share	$55,000,000	$6,968.50

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes shares issuable upon the exercise of the underwriters’ over-allotment option.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion

Preliminary Prospectus Dated April 19, 2004.

PROSPECTUS

             Shares

MTONE WIRELESS CORPORATION

Common Stock

This is Mtone Wireless Corporation’s initial public offering of its common stock. We are offering              shares and the selling stockholders are offering              shares. We will not receive any proceeds from the sale of shares of our common stock held by the selling stockholders. We expect the public offering price to be between $             and $             per share.

Currently, no public market exists for the shares. After pricing of the offering, we expect the shares will be quoted on the Nasdaq National Market under the symbol “MTWI.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 10.

	Per Share	Total

Public offering price	$	$

Underwriting discount	$	$

Proceeds before expenses, to Mtone Wireless Corporation	$	$

Proceeds before expenses, to selling stockholders	$	$

The underwriter may also purchase up to an additional              shares from us, and up to an additional              shares from the selling stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2004.

Merrill Lynch & Co.

Piper Jaffray	Needham & Company, Inc.

The date of this prospectus is                     , 2004.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

You should read the entire prospectus, including detailed information regarding us, the common stock being sold in this offering, our financial statements and notes to those statements appearing elsewhere in this prospectus, and the matters discussed in the “Risk Factors” section beginning on page 10. References to “we”, “us”, “our” and “Mtone” refer to Mtone Wireless Corporation.

Mtone Wireless Corporation

Overview

Mtone is a leading developer and provider of interactive entertainment and social networking and other mobile value-added services to mobile phone users throughout China. We foster long-term customer loyalty by emphasizing subscription-based services allowing customers to socialize, communicate, compete, role-play and form relationships with each other in engaging interactive virtual environments. Our customers primarily access our services via their mobile handsets utilizing the networks of China Mobile and, to a lesser extent, China Unicom, currently China’s two licensed mobile carriers. In cooperation with the mobile carriers, we market and support our mobile value-added services throughout China, primarily in 26 of the 31 provinces and in over two hundred cities. We believe that for 2003, in terms of revenue, we were one of the top three companies solely focused on mobile value-added services. We are entering into arrangements to offer our mobile value-added services to customers of China Telecom’s and China Netcom’s limited mobility services offered over their personal access system, or PAS, networks.

We provide a broad range of services. Our multi-user interactive entertainment and social networking services allow customers to role-play with other customers in fantasy settings that range from ancient to modern China. In these settings, players strive to achieve goals that can only be attained by competing, socializing and communicating with other players. In certain services, subscribers interact with virtual Mtone characters. Some of our popular games and entertainment services include Virtual Pal, Constellation Dating and Chat, Legend of the Three Realms and Cell Phone. In addition, we provide downloadable mobile content including ringtones, greetings, pictures, entertainment and sports information.

Historically, we have provided our services principally through SMS distributed on the second generation mobile technology platform, or 2G. We have recently introduced, and continue to further develop, services on 2.5G networks, and services based on wireless application protocol, or WAP, for information browsing, multimedia message services, or MMS, for transmission of multimedia information, interactive voice response, or IVR, for voice and audio-based services and Kjava for programming games and other applications.

We were founded in Santa Clara, California, in Silicon Valley, and our management culture drives innovation in technology and content. In 2003, approximately 90% of our revenue derived from services that were based upon content that we created, designed, developed and operate internally. We believe that as next generation mobile handsets become widely available, our engineering management experience and technical expertise will be crucial in developing and offering compelling interactive entertainment services taking advantage of features such as MP3 audio, 3D animation, high-resolution digital cameras and video.

Our customers pay for our mobile value-added services on a monthly subscription and/or a per-use basis. We focus on our subscription-based services, which have provided approximately 90% of our revenue in 2003. We believe that concentrating on subscription-based services provides us a longer-term relationship with and greater knowledge of our customer base.

Our revenues in 2002 and 2003 were $7.2 million and $21.6 million, respectively. Our mobile value-added service revenues were $5.7 million and $20.5 million in 2002 and 2003, respectively. Our other revenues derive from fixed-line value-added services and network equipment, which have been discontinued since March 31, 2004.

China’s Mobile Phone and Mobile Value-Added Services Markets

In the last five years, China has emerged as one of the largest mobile phone markets in the world. According to the Chinese Ministry of Information Industries, or the MII, the number of mobile subscribers in China at year end has grown from 43 million for 1999 to 269 million for 2003. In addition, the fixed-line operators, China Telecom and China Netcom, provide limited mobility services to approximately 35 million customers. Recognizing the opportunity presented by the mobile data services market, the mobile carriers allow third-party service providers to provide value-added services over their mobile networks. By generating network traffic and increasing a carrier’s average revenue per user, value-added service providers in China have become increasingly important partners for mobile carriers. Those value-added service providers who create customer loyalty are becoming more important to the mobile carriers.

Mobile value-added service providers currently offer chat dating, competitive interactive games, multi-player online games, horoscopes, ringtone downloads, images and wallpaper, animation, downloadable stories, news and voice-driven services, and continue to expand their offerings. According to MFC Insight, the number of mobile value-added service users is expected to grow from 115 million in 2003 to 290 million users in 2005.

We believe that growth of the mobile value-added services market in China will be driven by increasing numbers of mobile users and by technological advances in mobile handsets and mobile network infrastructure. According to MFC Insight, the number of mobile subscribers is projected to grow to over 450 million by the end of 2007.

Service Provider Challenges

We believe that mobile value-added service providers face the following challenges:

•	increasing technological complexity of mobile handsets and networks;

•	customer demand for increasingly sophisticated, compelling content; and

•	sales, marketing and support requirements imposed by the increasing scale and complexity of the mobile phone market in China.

Our Strengths

We believe that our revenues and customer growth are a result of the following competitive strengths, including our:

•	deep management and technical expertise;

•	internal content creation capability;

•	disciplined marketing, service development and delivery methodology;

•	strong, comprehensive and well-supported carrier relationships;

•	focus on subscription-based content;

•	successful mass media collaborations; and

•	nationwide customer support organization.

Our Strategy

Our objective is to enhance our leadership position in mobile interactive entertainment and social networking services in China. We plan to integrate the capabilities of the next generation mobile handsets and infrastructure with our services to provide engaging new media-rich interactive mobile value-added services. We believe that enhancing social interactions and relationships among users of our services fosters long-term customer loyalty, increases the entertainment value of our services and reinforces our subscription-based business. Specific elements of our strategy include:

•	Extending Our Service Innovations and Technology Leadership. We intend to continue leveraging our substantial technical and management expertise in the software, telecom and wireless industries to work with mobile carriers to ensure the timely introduction of technologically innovative services to our users;

•	Creating and Controlling Our Own Content. To enhance the user experience and to control and build differentiated branded services, we will continue to emphasize the internal design and development of our own content, which will incorporate the various new media capabilities of next generation mobile handsets, such as video, 3D animation and MP3 audio capabilities;

•	Enhancing Our Sales and Support Organization. We intend to expand our nationwide sales organization to drive new subscriptions and to introduce nationwide—yet localized—services;

•	Building Upon Relationships with the Mobile Carriers. We intend to build upon our already strong relationships with China Mobile and China Unicom and to further develop our relationships with China Telecom and China Netcom to expand our customer base, refine our existing services and introduce new service offerings;

•	Strengthening and Expanding Strategic Media and Handset Collaborations. We plan to continue strategically collaborating with selected film production studios and TV networks to introduce new services and with mobile handset manufacturers to embed our services into their next generation products; and

•	Expanding Our Market Presence in China and Developing New Markets. We intend to enter, where appropriate, new markets where we can leverage our mobile service expertise, significant operational resources and innovative service offerings.

Risks Related to Our Business

As part of your evaluation of our company, you should take into account the risks we face in our business and not solely our competitive strengths and growth strategies. For example, we have a short operating history in our mobile valued-added service business, limiting your ability to evaluate our business and operating results; until recently, we had incurred significant net losses; our revenues and subscriber base may not grow and we may not sustain profitability; to date, all our mobile value-added revenues have come from services offered by us to China Mobile and China Unicom customers; we rely on our mobile carriers, primarily on China Mobile and China Unicom, to deliver and co-market our services and collect our revenues; our contracts with our mobile carriers are subject to unilateral termination clauses or amendment which, if effected, would harm our business and results of operations; and although we can track our registered users, we are unable to determine on an individual basis if they are paying based on the information provided by our mobile operators. See “Risk Factors” for a more detailed discussion of factors you should carefully consider before investing in our stock.

Corporate Information

We were incorporated in Delaware in January 27, 1994 as GWCOM, Inc., changed our name to byair Corporation in April 2002, and Mtone Wireless Corporation in November 2003. From our inception, our business included the development of hardware products for handheld communications devices and software products for mobile value-added services. In April 2002, we shifted our primary business focus to developing and providing mobile value-added services. In August 2002, we assigned to General Wireless Technologies, Inc., or GWTec, the network equipment business. In February 2004, we completed this assignment. For further details on this assignment and our exit from the network equipment business see note 4 to our consolidated financial statements. In addition to operating results for our network equipment business, our consolidated historical operating results also include the financial results of Suntek Information Industrial Co., Ltd, or Suntek, reflected as the fixed-line value-added business. For periods prior to March 31, 2004, Suntek was a variable interest entity of ours. As of March 31, 2004, we terminated our relationship with Suntek and its future operating results will no longer be consolidated with ours.

Our principal executive offices are located at 3080 Olcott Street, Suite 100-A, Santa Clara, California 95054. Our telephone number is (408) 986-8988. Our English website is located at www.mtone.com. Our Chinese website is located at www.mtone.com.cn. The information on our websites is not part of this prospectus. Mtone, in English and Chinese, and the Mtone logo are our trademarks.

Corporate Structure

We conduct substantially all of our mobile value-added service business through our wholly owned subsidiary in China, Mtone Wireless Telecommunications (Shanghai) Co. Ltd, or Mtone Telecommunications. Due to current restrictions on foreign ownership of mobile value-added businesses in China, we conduct substantially all of our operations in China through a series of contractual arrangements with Shanghai Mtone Wireless Network Information Co., Ltd., or Shanghai Mtone, which is wholly owned by Ming Li and Wenliang Zhao, two PRC citizens who are employed by us. We have made interest-free loans to Ming Li and Wenliang Zhao in the aggregate amounts of RMB6.0 million and RMB4.0 million (or $1.2 million in total), respectively, solely in connection with the capitalization of Shanghai Mtone. In the event that the Chinese government lifts its restrictions on foreign ownership of mobile value-added businesses in China, we will exercise our right to purchase all of the outstanding equity interests of Shanghai Mtone immediately, and the loans will be cancelled in connection with such purchase. However, it is uncertain when, if at all, the Chinese government will lift any or all of these restrictions. Weijia Wang, as chairman and general manager of Mtone Telecommunications, holds a power of attorney to vote on all corporate matters of Shanghai Mtone. Additionally, Mtone Telecommunications is party to a business operation agreement with Shanghai Mtone, which allows Mtone Telecommunications to designate the officers and directors of Shanghai Mtone. For a detailed description of the terms of these loans and agreements, see “Related Party Transactions—Arrangements Involving Shanghai Mtone.”

The following diagram illustrates our organizational structure, and the place of formation, ownership interest and affiliation of our subsidiary and affiliated entity.

(1)	Ming Li and Wenliang Zhao, company employees, hold 60% and 40%, respectively.
(2)	Contractual arrangements including Business Operation Agreement, Domain Name Assignment Agreement, Domain Name License Agreement, Equity Interests Pledge Agreement, Exclusive Technical Consulting and Services Agreement, Loan Agreements, Power of Attorney, Leased Line Transfer Agreement and Contract Relating to the Exclusive Purchase Right of Equity Interest.

The Offering

Common stock offered by Mtone	shares

Common stock offered by selling stockholders	shares

Common stock to be outstanding after the offering	shares

Use of proceeds

We will use the proceeds from this offering for general corporate purposes, including working capital, product development and sales and marketing. We will not receive any proceeds from the sale of shares held by the selling stockholders. See “Use of Proceeds.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed Nasdaq National Market symbol	MTWI

Dividend Policy	We do not anticipate declaring or paying any cash dividends in the foreseeable future. See “Dividend Policy.”

The total number of shares of our common stock to be outstanding immediately after this offering is based on the number of shares outstanding as of December 31, 2003, and unless we indicate otherwise, assumes:

•	The conversion of all outstanding shares of convertible preferred stock into 30,090,805 shares of common stock upon completion of this offering;

•	The conversion of all outstanding shares of our class B common stock into 3,775,791 shares of our common stock upon completion of this offering;

•	The shares of common stock offered in this offering;

•	That the underwriters do not exercise their over-allotment option;

•	The filing of our restated certificate of incorporation following conversion of our preferred stock and class B common stock, which increases the authorized number of shares of common stock to 100,000,000 shares.

The above information excludes:

•	5,555,902 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 2003 at a weighted average exercise price of $1.64 per share;

•	1,405,870 shares of common stock reserved for issuance under our 1997 stock option plan; and

•	shares of common stock reserved for issuance under our 2004 stock plan.

For additional information regarding these shares, see “Management—Benefit Plans” and “Description of Capital Stock.”

Certain Conventions

Although the limited mobility services offered by China Telecom and China Netcom over their personal access system, or PAS, networks are not regulated in China as “mobile” services, we refer to China Telecom and China Netcom, together with China Mobile and China Unicom, as our mobile carriers. We refer to the provincial or other local affiliates of the mobile carriers as our mobile operators. Unless we specify otherwise or the context otherwise requires, references to our mobile carriers include our mobile operators. Statistics for mobile phone and mobile services users in China do not include PAS users.

All references to “RMB” are to renminbi, the legal currency of China, and all references to “$” and “dollars” are to the legal currency of the United States. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB were made at the noon buying rate in the City of New York for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2004, which was RMB8.2770 to $1.00.

We make no representation that the RMB or U.S. dollar amounts referred to herein could have been or could be converted to U.S. dollars or RMB, as the case may be, at any particular rate.

The nation of China includes 34 provinces, including directly administered municipalities, special administrative regions and autonomous regions. Our references to China include 31 of its provinces, but exclude Hong Kong, Macau and Taiwan, where we do not provide mobile value-added services.

Summary Financial Data

(in thousands, except per share data)

The following table provides summary financial data and should be read in conjunction with the information contained in the sections “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes appearing elsewhere in this prospectus.

	Year Ended December 31,
	2001	2002	2003
	(in thousands, except share and per share data)
Statement of Operations Data
Revenues
Mobile value-added service	$1,051	$5,666	$20,546
Fixed-line value-added service	571	819	1,014
Network equipment	3,603	715	—

Total revenues	5,225	7,200	21,560

Cost of revenues(1)
Mobile value-added service	1,868	2,700	7,076
Fixed-line value-added service	758	661	808
Network equipment	2,745	497	—

Total cost of revenues	5,371	3,858	7,884

Gross profit (loss)	(146)	3,342	13,676
Operating expenses(1)	15,543	9,451	12,707

Income (loss) from operations	(15,689)	(6,109)	969
Other income	176	250	144
Provision for income taxes	(48)	(112)	(17)

Net income (loss)	$(15,561)	$(5,971)	$1,096

Net income (loss) per share:
Basic	$(2.50)	$(0.96)	$0.18
Diluted	$(2.50)	$(0.96)	$0.03
Number of shares used in per share calculations:
Basic	6,212,816	6,217,816	6,228,541
Diluted(2)	6,212,816	6,217,816	41,321,005
(1) Amounts include stock-based compensation as follows:
Cost of revenues	$(9)	$—	$4
Operating expenses	150	(8)	2,447

Total	$141	$(8)	$2,451

(2)	For the years ended December 31, 2001 and 2002, our preferred stock, class B common stock and stock options were not included in the calculation of diluted loss per share because of their antidilutive effects.

Beginning with periods after March 31, 2004, our ongoing consolidated operating results will no longer include network equipment or fixed-line value-added service related revenues, cost of revenues or related expenses.

	As of December 31, 2003
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$4,654	$4,654	$
Working capital	5,368	5,368
Total assets	8,971	8,971
Convertible preferred stock	87,466	—		—
Accumulated deficit	(90,655)	(90,655)		(90,655)
Total stockholders’ equity	5,863	5,863

The balance sheet data as of December 31, 2003 is set forth:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of all outstanding shares of convertible preferred stock and class B common stock into common stock; and

•	on a pro forma as adjusted basis to reflect the adjustments described above and the estimated net proceeds from the sale of shares of common stock by us at an assumed initial public offering price of $ per share after deducting the estimated underwriting discounts and commissions and our estimated offering expenses.

See “Use of Proceeds” and “Capitalization” for further information.

RISK FACTORS

You should carefully consider the risks described below before purchasing our common stock. Although the risks identified below represent those we believe to be the most significant at the present time, additional risks that we are currently unaware of or that we currently deem immaterial may occur. If any of the following risks do occur, our business, financial condition or results of operations could be materially adversely affected. The trading price of our common stock could decline due to any of the following risks and you may lose all or part of your investment.

Risks Related to our Business

We have a short operating history in our mobile value-added service business, which limits your ability to evaluate our business and operating results.

Although we were incorporated in 1994, in 2001 we shifted our business focus to the mobile value-added services market in China. We have a limited history of generating revenue from the services offered through our revised business model, and the revenue and income potential of our business and market are unproven. As a result of our short operating history, we have limited financial data that you can use to evaluate our business. Any evaluation of our business and our prospects must be considered in light of our limited operating history and the risks and uncertainties often encountered by companies in their early stages of development. If our services are not successful, our operating results may be below the expectations of investors and market analysts, which would likely cause the price of our common stock to decline.

Our business model is new and largely unproven. In particular, our business model is based on several assumptions, any one of which may not prove to be true, including our belief that the number of mobile users in China will continue to grow rapidly and that a significant number of mobile users in China will develop an interest in, or demand for, mobile value-added services.

Until recently, we had incurred significant net losses and we may incur future losses.

For the year ended December 31, 2003, we had net income of approximately $1.1 million. As of December 31, 2003, however, we had accumulated net losses of approximately $90.7 million. We have only recently attained profitability and we cannot be certain this profitability will be sustainable. If we do not sustain profitability, the market price of our common stock may decline.

You should not rely on our periodic operating results as an indication of our future performance because our results of operations are subject to significant fluctuations.

We may experience significant fluctuations in our periodic operating results due to a variety of factors, many of which are outside our control. Factors that may cause our periodic operating results to fluctuate include:

•	our ability to retain existing customers and attract sufficient new customers to offset subscriber non-payments and cancellations;

•	our ability to maintain customers’ satisfaction;

•	the announcement or introduction of new or enhanced services, content and products by us or our competitors;

•	changes in our relationships with mobile carriers, including our primary carriers, China Mobile and China Unicom;

•	consolidation in the mobile value-added services industry;

•	technical difficulties, system downtime or network failures;

•	seasonal fluctuations which impact mobile phone use in China, such as Chinese New Year,

•	our ability to conduct promotional activities and restrictions that might be placed on these activities by our mobile carriers and operators;

•	the amount of operating costs and capital expenditures required relating to expansion of our business, operations and infrastructure;

•	changes in regulations;

•	the popularity of mobile value-added services;

•	declines in our operating results due to our inability to quickly adjust our operating costs and expenses; and

•	general economic conditions and economic conditions specific to the mobile value-added services industry, electronic commerce and the greater China market.

Accordingly, you should not rely on period-to-period comparisons of our operating results as indicators of likely future performance.

We rely on our mobile carriers to deliver and co-market our services.

Our mobile value-added services offerings depend significantly on the cooperation of China Mobile and, to a lesser extent, China Unicom, the two principal mobile service providers in China. We rely on our mobile carriers, particularly China Mobile and China Unicom, for providing the network and billing capabilities for the mobile value-added services we provide to our customers. Given the dominant market position of China Mobile and China Unicom, our negotiating leverage with these carriers is limited. China Mobile and China Unicom could change their operating policy at any time, which might result in discontinuation of some or all of our mobile value-added services, which in turn, could result in material reduction or elimination of revenues derived from mobile value-added services. Furthermore, if China Mobile’s or China Unicom’s systems encounter technical problems or they refuse to cooperate with us, our mobile value-added services offerings may cease or be severely disrupted, which would have a significant and adverse impact on our operating results. To the extent our business through the networks of China Telecom and China Netcom grows, we face similar risks with respect to them.

In addition, we are heavily dependent on China Mobile and China Unicom to disseminate marketing materials and promote our new services to our existing customers and potential future customers. Under our current arrangements, we pay both mobile carriers for the cost of our messages which promote or offer our products. If either China Mobile or China Unicom chooses to demand higher payment for these co-marketing services, or discontinue this process, we would not be able to leverage their existing customer bases, which could harm our growth. We are also beginning to rely on China Telecom and China Netcom for co-marketing services.

Our contracts with our mobile carriers and operators are subject to unilateral termination clauses or amendment which, if effected, would harm our business and results of operations.

We have entered into service agreements with the provincial or local operators of China Mobile and China Unicom and recently a limited number of provincial or local operators of China Telecom and China Netcom. Each of these contracts is non-exclusive, and has a limited term of generally one or two years. We usually renew these contracts or enter into new ones when these contracts expire, but this process could be delayed. Our carriers are generally entitled to terminate our contracts in advance for a variety of reasons or, in some cases, for no reason in their discretion. For example, several of our contracts with the mobile carriers and operators can be terminated if:

•	we fail to achieve performance standards which are established by the applicable operator from time to time;

•	we breach our obligations under the contracts, which include, in many cases, the obligation not to deliver content that violates the operator’s policies and applicable law, and exclusivity provisions prohibiting us from offering services which are the same as the services we provide to any other telecommunications service providers;

•	the carrier receives high levels of customer complaints about our service; or

•	the carrier sends us written notice that it wishes to terminate the contract at the end of the applicable notice period.

We may also be compelled to alter our arrangements with the mobile carriers in ways that adversely affect our business. China Mobile and China Unicom have unilaterally changed their policies as applied to third party service providers in the past, and may do so again in the future. For example, China Mobile banned all cooperative arrangements known as “SMS Website Unions” in July 2003, effectively precluding large service providers from aggregating unregistered Web sites and utilizing China Mobile’s billing platform to gather fees for these non-mobile services. In August 2003, China Mobile further banned service providers from using its network to charge customers for services that were deemed by it to be not purely wireless services. Even though these particular policy changes did not impact our business, in the future we may not be able to adequately predict and respond to negative developments in our contractual relationships with our mobile carriers.

If our mobile carriers enter the mobile value-added services market, our business would be harmed.

Our mobile carriers may choose to develop and offer their own mobile value-added services similar to our services to their customers, which would significantly increase the competition we face. In connection with entering the market, our mobile carriers, including China Mobile or China Unicom, might deny us access to all or part of their networks.

If our relationships with China Telecom and China Netcom damage our relationships with China Mobile and China Unicom, our business would be harmed.

China Mobile and China Unicom currently account for substantially all our mobile value-added services revenue. Although the PAS services currently offered by China Telecom and China Netcom only function over short distances, China Telecom and China Netcom may still be viewed as competitors to China Mobile and China Unicom. China Telecom and China Netcom may seek licenses to directly compete against those mobile services offered by China Mobile and China Unicom. Any decision by China Mobile or China Unicom to reduce their cooperation with us or to terminate their relationship with us, due to our decision to deliver our mobile value-added services through their actual or potential competitors, could result in the termination of or disruption in the delivery of our services through their networks.

If our relationships with China Telecom and China Netcom divert too many resources from our China Mobile and China Unicom service offerings, our business may be harmed.

Substantially all of our development and sales personnel are currently devoted to services offered through China Mobile and China Unicom. We may have insufficient management, development and sales and support resources to adequately cover all four of our mobile carriers. To effectively offer services through China Telecom and China Netcom, we may need to divert development and other resources away from China Mobile and China Unicom. For instance, our China Unicom sales team currently also works with China Telecom and China Netcom. If we devote too many resources to our China Telecom and China Netcom service offerings relative to the amount of revenues derived from those new businesses, our operating results and our ability to grow the overall size of our business may be adversely impacted.

If the mobile carriers increase the commissions they charge us for our services, our operating results will be harmed.

With limited exceptions, China Mobile charges us a commission of between 9% and 15% of the amount paid by our customers for our services. China Unicom charges us a commission of between 8% and 25% of the amount paid by our customers. Our China Telecom provincial operator charges 15% of the amount paid by our customers. To date, we have not recognized revenues from China Netcom or China Telecom. Because of the limited number of mobile carriers in China, they may be able to increase the commission fees to provide mobile value-added services. If our carriers decide to alter our commission arrangements, it would increase our costs of services for mobile value-added services and our operating profitability would be negatively affected.

We depend on our mobile carriers to collect our revenues, and any disruption to this relationship will affect our ability to accurately collect revenues and to conduct business in China.

We do not bill our mobile value-added service users directly, and instead depend on the billing systems of the mobile carriers, primarily China Mobile and China Unicom, to record the volume of our services provided, charge our users through mobile telephone bills and collect payments from our users and pay us. We reconcile our billing records with both of the mobile carriers on a monthly basis. This reconciliation results in discrepancies between our internal records and those maintained by the mobile carriers and, with limited exceptions, the billing records of the mobile carriers are the basis for determining payments to us. Although this reconciliation procedure and resulting inconsistencies are typical in our industry, any significant increase in these discrepancies may lead to reduced revenues, which may harm our operations.

We do not have access to the records of our mobile carriers, meaning we have no or limited ability to independently verify the billing and payment information provided to us by our carriers. Also, given their dominant market presence, China Mobile or China Unicom could demand certain actions that could negatively affect our results of operations. Other potentially adverse actions might include requiring us to seek monthly subscription renewals from our customers. Any billing discrepancy, late payment or non-payment of user fees to us by the mobile carriers may disrupt our operations, and the potential inability or unwillingness of these or any future mobile carriers that we contract with to provide billing for new services or products that we offer could impede the growth and expansion of our operations.

Our revenues can be adversely affected by billing and transmission failures.

We do not collect fees for our services from our mobile carriers in a number of circumstances, including if:

•	the delivery of our service to a customer is prevented because his or her phone is turned off for an extended period of time, the customer’s prepaid phone card has run out of value or the customer has ceased to be a customer of the applicable carrier;

•	the mobile carrier experiences technical problems with its network which prevent the delivery of our services to the customer or the acceptance of our billing information;

•	we experience problems with our technology platform that prevent delivery of our services; or

•	the customer refuses to pay for our service due to poor quality or other problems or is a bad account.

These situations are known in our industry as billing and transmission failures, and we do not recognize any revenue for services that are characterized as billing and transmission failures. The failure rate can vary among the local provincial operators of the carriers and has fluctuated significantly in the past. For the year ended December 31, 2003, the rate of billing and transmission failures for our services has averaged approximately 28% of the total billable services. Over time, our failure rate has increased, with an average failure rate of 19% for the first quarter of 2003 and 34% for the fourth quarter of 2003. Contributing to this increase is our inability to appropriately identify and eliminate from our billing records non-paying subscribers or subscribers whose prepaid phone cards have run out of value, due to the limited nature of the information provided to us by our mobile operators. Future billing and transmission failures may significantly lower the revenue we record.

Because our mobile carriers do not supply us with revenue information on a service-by-service basis or on a subscriber-by-subscriber basis, we can only estimate actual gross revenue by service type, our cost of services by service type, and the number of paying subscribers, making it difficult to analyze the factors affecting our financial performance.

The mobile carriers’ monthly statements to service providers regarding the services provided through their networks currently do not contain revenue information on a service-by-service or a subscriber-by-subscriber basis. Although we maintain our own records reporting subscribers and the services provided, we can only estimate which subscribers paid us for the services they used and our actual gross revenue and cost of services by service type because we are unable to confirm which services were transmitted and resulted in revenue. As a result, we are unable to definitively calculate or monitor either the number of paying subscribers and paid subscriptions services and or service-by-service revenue, margins and other financial information.

Mobile carriers may not authorize our service offerings on their networks if we fail to achieve minimum customer usage, revenue or other criteria.

China Mobile and China Unicom, through their provincial and local operators, have historically preferred to work only with a small group of the best performing mobile value-added service providers, based upon the uniqueness of the services offered by each provider, total number of users, usage and revenue generated in the applicable province or municipality, the rate of customer complaints, and marketing expenditures in the applicable province or municipality. In the future, we may fail to meet the performance criteria set from time to time by China Mobile and China Unicom and their provincial and local operators. In any such case, our services could be excluded from their entire networks at a local, provincial or national level, or we could be precluded from introducing new services, which would adversely affect our revenues and growth prospects. Similarly, China Telecom and China Netcom also might not allow our service offerings on their networks if we fail to achieve minimum customer usage, revenue or other criteria that they establish at the national or other levels.

Under our revenue recognition policy, we use estimates of monthly revenue to the extent we are unable to obtain actual figures from our mobile operators prior to finalizing our financial statements, if confirmations from the mobile operators vary significantly from our estimates, revenue and cost of revenue could be overstated or understated.

We recognize revenue earned on an accrual basis and, for those operators from whom we are unable to obtain confirmations prior to finalizing the financial statements, we make an estimate of the anticipated amount to be paid to us. We expect this delay in receiving all operators’ final statements prior to closing our books to be ongoing, requiring us to continue estimating a portion of our revenue for each future operating period. Our estimates of the unreconciled monthly revenue are based on our internal records for the month, and we factor in an adjustment for billing and transmission failures that takes into account our historical experience of discrepancies between final mobile operator statements and our internal records for the five prior months. Actual revenue may differ from prior estimates when unexpected variations in billing and reconciliation rates occur, which could potentially require us to make adjustments to our financial statements when the final statements are received if the operators’ billing statements and cash payments are materially different from our estimates.

The services we offer and the prices we charge are subject to approval by our mobile carriers, and if requested approvals are not granted in a timely manner, our business could be adversely affected.

We must obtain approval from our mobile carriers with respect to each service that we propose to offer to their users and the pricing for such service. In addition, any changes in the pricing of our services beyond certain limits must be approved in advance by our mobile carriers. These approvals may not be granted in a timely manner or at all. Some of our contracts with the carriers also restrict our ability to change prices more than once every three months or change prices outside of a fixed range. Failure to obtain, or a delay in obtaining, these approvals could place us at a competitive disadvantage in the market and adversely affect our business.

Our business and growth will suffer if we are unable to hire and retain key personnel that are in high demand.

We depend upon the continued contributions of our senior management and other key personnel, many of whom are difficult to replace. The loss of the services of any of our executive officers, including Weijia Wang, our chief executive officer, or other key employees, could harm our business. We have experienced recent changes to our executive management team, including the addition in early 2004 of Dennis Ing as our chief financial officer and Felix Lam as our vice president of engineering. Mr. Ing served as our chief financial officer from October 2000 to October 2002 before resuming this role in 2004. Mr. Lam worked with us for more than two years in different capacities prior to becoming vice president of engineering in 2004. Additionally, we are actively seeking to hire a bilingual senior financial executive with an appropriate level of education and experience for our China operations. We believe this is a key position that must be filled prior to the completion of the offering. Our future success also depends on our ability to attract and retain highly skilled technical, managerial, editorial, marketing and customer service personnel, especially qualified personnel for our operations in China. Qualified individuals are in high demand, and we may not be able to successfully attract, assimilate or retain the personnel we need to succeed.

If we fail to effectively manage the planned expansion of our operations, our business could be harmed.

We anticipate significant expansion of our business as we address growth in our customer base and market opportunities. To manage the expected growth of our operations and personnel, we will be required to improve existing and implement new operational and financial systems, procedures and controls, and to expand, train and manage our growing employee base. Furthermore, our management will be required to maintain and expand our relationships with various third parties necessary to our business. Our current and planned personnel, systems, procedures and controls may be inadequate to support our future operations. If we are unable to expand our systems to meet the increasing number of value-added mobile services customers or service offerings, our ability to grow our business will be limited.

Future acquisitions of complementary assets, technologies and businesses may or may not happen, may be unsuccessful and may result in equity or earnings dilution.

As part of our business strategy, we may identify and acquire assets, technologies and businesses that are complementary to our existing business. However, acquired businesses or assets may not yield the results we expect. In addition, acquisitions may require the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to acquired technology and other intangible assets and exposure to potential unknown liabilities of the acquired business. The costs of identifying and consummating acquisitions, and integrating the acquired business into ours, may be significant. Additionally, we may have to obtain approval from the relevant PRC governmental authorities for the acquisitions and have to comply with any applicable PRC rules and regulations. Acquisitions involve a number of other potential risks to our business, including the following:

•	potential adverse effects on our operating results, including unanticipated costs and liabilities, accounting charges or fluctuations resulting from failure to accurately forecast the financial impact of an acquisition;

•	failure to integrate acquired products or technologies with our existing products, technologies and business model;

•	potential loss of the acquired business’ customers; and

•	diversion of management’s attention from other business concerns and disruption of our ongoing business.

We may be exposed to potential liability claims by customers of our former network equipment business.

Our former network equipment customers may initiate litigation against us, possibly in China, due to our failure to provide continued support for the equipment business. The cost of defending any such action could be significant.

Risks Relating to Our Industry

If our efforts to attract and retain customers are unsuccessful, our revenues will be affected adversely.

We need to attract and retain sufficient new customers to grow and to offset subscriber cancellations and non-payments. Our ability to attract and retain customers will depend in part on our ability to consistently provide our customers a high quality and interesting mobile interactive experience. If customers do not perceive our service offerings to be of high quality and continually interesting, or if we introduce new services that are not readily adopted, we may be unable to attract or retain customers. If our efforts to satisfy our existing, and attract new, customers fail, our revenues will be adversely affected.

Mobile technology changes rapidly, and we may not be successful in working with new technology and new standards.

Technology at both the mobile network and mobile handset level is undergoing rapid changes. Currently, our mobile value-added service business principally uses SMS technology. New handsets support more advanced application standards, such as MMS, WAP, and IVR, and advanced programming languages such as Kjava. If we fail to anticipate and adapt to these and other technological changes, our market share and our operating results are likely to suffer.

The markets in which we operate are highly competitive, and we may be unable to compete successfully against new entrants and established industry competitors, many of which have greater financial resources than we do or currently enjoy a superior market position than we do.

The Chinese market for mobile value-added services is competitive and rapidly changing. Barriers to entry are low, and current and new competitors can launch mobile value-added services at a relatively modest cost. Many companies offer Chinese language content and services, including informational and community features, fee-based gaming and entertainment services, and email and electronic commerce services in the China market that are competitive with our offerings. We compete with a large number of independent mobile value-added service providers as well as with Internet portal companies.

Some of our competitors have achieved significant market positions, and we may fall behind our competition. The telecommunications industry has also been subject to increased consolidation, which may result in our competitors achieving economies of scale. Entities that sponsor or maintain high-traffic Internet sites or provide an initial point of entry for Internet users, such as ISPs, including large, well-capitalized entities such as Netease, Sina, Sohu and Tom Online, currently offer and could further develop or acquire mobile value-added services that compete with our offerings. We expect that as mobile value-added and Internet usage in China increases, large global competitors may increasingly focus their resources on the greater China market. In addition, providers of mobile value-added services may be acquired by, receive investments from, or enter into other commercial relationships with large, well-established and well-financed telecommunications, Internet, media or other companies, including our mobile carriers, and compete directly with us.

Additionally, competitors from countries outside China, such as Korea and Japan, may compete against our business, and mobile carriers in China, such as China Mobile, China Unicom, China Telecom or China Netcom, or their suppliers may also enter the business of developing and offering mobile value-added services similar to our services. Any of our present or future competitors may offer services providing significant technology, performance, price, creativity or other advantages, over those offered by us, and therefore achieve greater market acceptance than our products.

A number of our current and potential future competitors have greater financial and other resources than we have, and may be able to more quickly react to changing consumer requirements and demands, deliver competitive services at lower prices and more effectively respond to new mobile communication technologies or technical standards. Increased competition could result in a loss of market share and revenues and lower profit margins or losses from reduced prices for our mobile value-added services.

If we fail to successfully develop and introduce new services in a timely manner or if our new services are not broadly adopted by customers, our competitive position and ability to generate revenues will be harmed.

We are developing new services. The planned timing or introduction of new services is subject to risks and uncertainties. Actual timing may differ materially from original plans. Unexpected technical, operational, distribution or other problems could delay or prevent the introduction of one or more of our new services. In addition, new services may not achieve sufficient market acceptance to offset the costs of such new development. We are in the process of developing and introducing a number of services based on more recent or next generation mobile handset technologies. These technologies, and any services compatible with them, may not be broadly accepted by consumers or adequately promoted by the mobile operators or handset manufacturers.

In certain instances we have contracted with third parties to provide content for our mobile value-added services, and we may lose customers and revenue if these arrangements are terminated.

From time to time we make arrangements with third parties to provide content for our mobile value-added services. For instance, many of the ringtones that we offer through our mobile value-added services are developed by a third party and distributed under the Mtone brand. If these parties fail to develop and maintain high-quality and successful media properties, or if our existing relationships are terminated, we could lose customers and our brand could be harmed. In addition, if we fail to increase our brand recognition, we may face difficulty in obtaining new business partners and content, and our business may be harmed.

If additional mobile carriers successfully enter the market and we fail to develop cooperative relationships with them, our business could be adversely affected.

Although the timing is uncertain, the Chinese government may grant licenses to offer mobile services in China to other carriers, including possibly China Telecom and China Netcom. If new mobile carriers succeed in the market and we fail to develop strong cooperative relationships with them, our business could be adversely affected if they take market share from China Mobile and China Unicom.

Concerns about the security of electronic commerce transactions and confidentiality of information via mobile communications may reduce use of our services and impede our growth.

A significant barrier to electronic commerce and communications via mobile value-added services in general has been concern over security and privacy, especially the transmission of confidential information. If these concerns are not adequately addressed, they may inhibit the growth of the mobile industry and other telecommunications services generally, especially as a means of conducting commercial transactions. If a well-publicized breach of security were to occur, general mobile telecommunications usage could decline, which could reduce use of our subscription and fee-based services and impede our growth.

Our operations could be disrupted by unexpected mobile infrastructure interruptions caused by system failures, natural disasters or unauthorized tamperings.

The continual accessibility of our mobile value-added services and the performance and reliability of our telecommunications and data center infrastructures are critical to our reputation and our ability to attract and retain customers. Any system failure or performance inadequacy, including carrier billing systems, over which we have little or no control, that causes interruptions in the availability of our services is likely to cause a reduction in consumer demand for our services. Factors that could significantly disrupt our operations include: infrastructure failures and outages caused by fire, floods, earthquakes, power loss, telecommunications failures and similar events; software errors; computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems; and security breaches related to the storage and transmission of proprietary information.

We only have one data center site. We are in the process of obtaining back-up capabilities to our data center for disaster recovery, but we currently have limited back-up systems and redundancy. Future disruptions could damage our reputation, require us to expend significant capital and other resources and expose us to a risk of loss or litigation and possible liability. We currently do not carry business interruption insurance in China to compensate for losses that may occur as a result of any of these events. Accordingly, our revenues and results of operations may be materially and adversely affected if any of the above disruptions should occur.

If our bandwidth provider and server custody service fail to provide these services or increases their prices, our business could be adversely affected.

We rely on Shanghai Telecom, a subsidiary of China Telecom, to provide us with bandwidth and hosting services pursuant to a contract that has a one-year term and is terminable at Shanghai Telecom’s discretion. If Shanghai Telecom fails to provide such services, it may be difficult, if not impossible, to find a substitute provider on a timely basis. In addition, we have no control over the costs of Shanghai Telecom’s services. If Shanghai Telecom fails to provide these services or raises its prices, our business could be adversely affected.

Facts and statistics relating to the China mobile telecommunications industry may be inaccurate.

Facts and statistics in this prospectus relating to Chinese mobile telecommunications and value-added services are derived from various government and institute research publications. While we have taken reasonable care to ensure that the facts and statistics presented are accurately reproduced from such sources, they have not been independently verified by us. Due to possibly flawed or ineffective collection methods and other problems in China, the statistics in the prospectus may be inaccurate or may not be comparable to statistics produced for other economies and should not be unduly relied upon. Further, there can be no assurance that they are stated or compiled on the same basis or with the same degree of accuracy as may be the case in the U.S. or elsewhere.

We may not be able to adequately protect our intellectual property, which could cause us to be less competitive.

We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights, including our service platform. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our products is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriations of our technology, particularly in foreign countries such as China, where the laws may not protect our proprietary rights as fully as in the United States. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

We may be exposed to infringement claims by third parties, which, if successful, could cause us to pay significant damage awards.

Third parties may initiate litigation against us alleging infringement of their proprietary rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. In addition, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations.

The laws covering the mobile telecommunications services sector remain largely unsettled, which subjects our business to legal uncertainties that could harm our business.

Due to the increasing popularity and use of mobile telecommunications services, it is possible that a number of laws and regulations may be adopted with respect to the mobile telecommunications industry covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. Furthermore, the growth and development of the market for electronic commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as ours conducting business through the use of mobile value-added services. The adoption of any additional laws or regulations may decrease the growth of mobile value-added services and cause our operating results to decline.

Moreover, the applicability of existing laws to the mobile telecommunications industry covering issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the mobile telecommunications industry could significantly disrupt our operations.

The terrorist attacks in 2001 and the ongoing threat of terrorism have created great uncertainty and may harm our business.

Current conditions in global economies are uncertain. The terrorist attacks in 2001 created many economic and political uncertainties that have severely impacted the global economy. The long-term effects of the attacks, the situation in Iraq and the ongoing war on terrorism on our business and on the global economy remain unknown. Moreover, the potential for future terrorist attacks has created additional uncertainty and makes it difficult to estimate how quickly global economies would recover and our business would improve in the event of future terrorist attacks.

Future outbreaks of health emergencies could adversely affect our business.

Future outbreaks of health emergencies such as Severe Acute Respiratory Syndrome (SARS) and the avian influenza in China and surrounding areas, where most of our employees work, could negatively impact our business in ways that are hard to predict. Future outbreaks of SARS or other illnesses may lead public health authorities to enforce quarantines, which could result in closures of some of our offices and other disruptions of our operations.

Risks Related To Doing Business in China

China’s mobile telecommunications infrastructure has limited and may continue to limit the growth of the mobile value-added services market in China which, in turn, could impact the growth of our business.

The level of development of the mobile telecommunications infrastructure varies across China’s regions. The underdeveloped mobile telecommunications infrastructure in China has limited the growth of mobile value-added usage. If the necessary mobile telecommunications infrastructure is not developed, or is not developed on a timely basis, future growth of the mobile value-added services in China will be limited and our business could be harmed.

The popularity of services that operate with next generation technology standards will necessarily be dependent on the market penetration of mobile handsets that are compatible with those standards, which is beyond our control.

Mobile phone users can access services that operate with next generation technology standards only if they purchase handsets that are compatible with those standards. In particular, handsets that are 2.5G-compatible have historically been significantly more expensive in China than handsets using older technology such as GSM. Although the prices of 2.5G-compatible handsets have been dropping rapidly in recent quarters, this trend may not continue or existing users may be unwilling to upgrade their mobile phones to obtain the latest technology. The pricing, marketing and other factors that affect the sales of more sophisticated mobile handsets are all outside our control, and weak sales of mobile handsets for which we intend to develop services could adversely affect our business.

We may be adversely affected by complexity, uncertainties and changes in PRC regulation of mobile telecommunications businesses and companies.

The Chinese government heavily regulates the mobile telecommunications sector, including the legality of foreign investment in the Chinese telecommunications sector, the existence and enforcement of content restrictions on the Internet and the licensing and permit requirements for companies in our industry. Because the laws, regulations and legal requirements with regard to the mobile telecommunications industry are relatively new and evolving, their interpretation and enforcement involve significant uncertainty. In addition, the Chinese legal system is a civil law system in which decided legal cases may be cited for reference but have little precedential value. As a result, in many cases it is difficult to determine what actions or omissions may result in liability. Issues, risks and uncertainties relating to China government regulation of the Chinese telecommunications sector include the following:

•	On September 25, 2000, the PRC State Council promulgated the Telecommunications Regulations, or the Telecom Regulations. The Telecom Regulations categorize all telecommunications businesses in China as either infrastructure telecommunications businesses or value-added telecommunications businesses. According to the Telecom Regulations, the commercial operator of such services must obtain an operating license.

•

On December 11, 2001, the day China formally joined the WTO, the PRC State Council promulgated the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FI Telecom Regulations, which became effective on January 1, 2002. The FI Telecom Regulations stipulate that the foreign party to a foreign-invested telecommunications enterprise can hold equity share in such foreign-invested telecommunications enterprise that provides basic telecommunications services or value-added telecommunications services, ultimately not to exceed 49% or 50% respectively. The Administrative Measures for Telecommunications Business Operating License were promulgated by MII on December 26, 2001 and became effective on January 1, 2002, and include some stipulations that are helpful in interpreting and applying the Telecom Regulations and the

FI Telecom Regulations. However, there are still some uncertainties regarding the interpretation and application of the FI Telecom Regulations.

•	Evolving licensing practices may give rise to risks that our permits, licenses or operations may be subject to challenge, which may be disruptive to our business, subject us to sanctions, require us to increase capital or other conditions or enforcement, or compromise the enforceability of related contractual arrangements, or have other harmful effects on us.

•	We only have contractual, not direct, control over our operations and web site in China, due to the restriction of foreign investment in businesses providing value-added telecommunication services, including mobile value-added services.

•	The numerous and sometimes confusing restrictions on acceptable content in China subject us to potential civil and criminal liability, temporary blockage of our mobile value-added services or complete cessation of our business.

The interpretation and application of existing Chinese laws, regulations and policies, the stated positions of the MII and the possible new laws, regulations or policies have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, telecommunications businesses in China, including our business.

If the PRC government determines that our Shanghai Mtone ownership arrangements fail to comply with applicable regulations, our business in the PRC will be adversely affected.

The Chinese government restricts foreign investment in certain businesses, including mobile value-added services. Accordingly, our mobile value-added services-related business in China is conducted through Shanghai Mtone, which is owned completely by PRC citizens with whom we have a contractual relationship. We operate through contractual arrangements with Shanghai Mtone and these individual owners. These ownership restrictions and arrangements are prevalent in other PRC companies in the telecommunications and Internet industry.

Substantially all profits generated from Shanghai Mtone are paid to Mtone Telecommunications, our wholly-owned subsidiary in China, through contractual agreements. We believe that the terms under these contractual agreements are in compliance with the laws in China. However, due to the uncertainties surrounding the interpretation of the transfer pricing rules relating to related party transactions in China, it is possible that tax authorities in China might challenge the transfer prices that we used for related party transactions between Shanghai Mtone and Mtone Telecommunications in China in the future.

In the opinion of our PRC counsel, our business operations as described in this prospectus comply with all existing Chinese laws, rules and regulations, and we are properly licensed to carry on that business. Although we believe we are in compliance with current PRC regulations, the PRC government might view these operating arrangements as being out of compliance with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. If we are determined to be out of compliance, the PRC government could revoke our business and operating licenses, require us to discontinue or restrict our operations, impose additional conditions or requirements with which we may not be able to comply, impose restrictions on our business operations or on our customers, or take other regulatory or enforcement actions against us that could be harmful to our business. We may also encounter difficulties in obtaining performance under or enforcement of related contracts. We cannot assure you that Chinese authorities will not ultimately take a view contrary to the opinion of our PRC legal counsel.

We depend upon contractual arrangements with Shanghai Mtone for the success of our business. These arrangements may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce.

Due to the ownership restrictions under Chinese law, we depend on Shanghai Mtone, in which we have no direct ownership interest, to provide our services through contractual agreements they have with the mobile carriers. These arrangements may not be as effective in providing control over our operations as direct ownership of these businesses. For example, Shanghai Mtone could fail to take actions required to operate our business, such as entering into service contracts with mobile carriers. Moreover, the fees for our services are paid by the mobile carriers directly to Shanghai Mtone, and Shanghai Mtone then pays service fees to Mtone Telecommunications through contractual agreements. If Shanghai Mtone fails to perform its obligations under these agreements, we may have to rely on legal remedies under Chinese law, which may be ineffective or insufficient.

Shanghai Mtone’s license for value-added services may be insufficient for the operation of its business, if the PRC government determines that Shanghai Mtone is not complying with applicable regulations, our business in the PRC will be adversely affected.

The value-added telecommunication services license issued by the local Shanghai Municipal Telecommunications Administration Bureau and held by Shanghai Mtone may be insufficient to authorize the provision by Shanghai Mtone of mobile value-added services on a national basis. Shanghai Mtone is in the process of applying for an inter-provincial value-added telecommunications services license with the MII, but we cannot be certain whether any local or national value-added telecommunication services license requirements will conflict with one another, and whether and when Shanghai Mtone could obtain such license. Also, we cannot be certain that any given license will be deemed sufficient by the relevant governmental authorities for the provision of our mobile value-added services.

Our financial results are dependent on the performance of Shanghai Mtone, if Shanghai Mtone incurs losses or capital shortfalls, our operating results will be impacted.

Shanghai Mtone provides our services through contractual agreements with the mobile carriers. We initially capitalized Shanghai Mtone with loans made to its stockholders, who are Chinese employees of ours. While Shanghai Mtone is not our subsidiary, we consolidate its financial results because it is treated as our variable interest entity under GAAP. If Shanghai Mtone incurs losses or other impairments on its contracts with the mobile carriers, these will be reflected in our results. Additionally, if Shanghai Mtone requires additional capital to operate its business, we may have to provide loans or capital contributions to it or provide financial guarantees for Shanghai Mtone’s future obligations. If we are unable to support Shanghai Mtone’s future capital needs, our financial results could be impacted.

If Mtone Telecommunications is restricted from paying dividends to us, our primary internal source of funds would decrease.

We are a holding company with no significant assets other than our equity interests in Mtone Telecommunications. As a result, our primary internal source of funds is dividend payments from Mtone Telecommunications after it receives payments from our affiliated company, Shanghai Mtone. If Mtone Telecommunications incurs debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which in turn would limit our ability to fund our holding company expenses and pay dividends to our stockholders. Under current Chinese tax regulations, dividends paid to us are not subject to Chinese income tax. However, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under Chinese law, Mtone Telecommunications is also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. These restrictions may limit our primary internal source of funds, which may adversely affect our performance.

Conversion of RMB into foreign currency is heavily regulated.

Although Chinese governmental policies were introduced in 1996 to allow the convertibility of RMB into foreign currency for current account items, conversion of RMB into foreign exchange for capital items, such as foreign direct investment, loans or securities, requires the approval of the State Administration of Foreign Exchange, or SAFE, which is under the authority of the People’s Bank of China. These approvals, however, do not guarantee the availability of foreign currency. We may be unable to obtain all required conversion approvals for our operations and Chinese regulatory authorities may impose greater restrictions on the convertibility of the RMB in the future. Because a significant amount of our future revenues will be in RMB, any inability to obtain the requisite approvals or any future restrictions on currency exchanges will limit our ability to utilize revenue denominated in RMB to fund our business activities outside China, pay dividends, or to repay foreign currency obligations, including any debt obligations.

We widely distribute SMS messages to China Mobile’s and China Unicom’s customers to generate awareness and promote our new services, and any limitation on our ability to utilize such messages could adversely affect the marketing of our services and our revenue.

We utilize many methods to market our mobile value-added services, including distribution of SMS messages known in the industry as “SMS pushes” to potential mobile users of our services. SMS pushes historically have been relatively successful, but we are subject to limitations that may be imposed by the mobile operators on the number and content of such SMS pushes. If the operators’ customers complain to the operators about SMS pushes, the operators could impose restrictions or entirely eliminate our ability to use SMS pushes for customer recruitment. In addition, the Chinese government can impose restrictions or disallow the use of such SMS pushes. Restrictions have been instituted in one major city. Such restrictions could negatively affect our ability to market our services and attract new customers.

Even if we are in compliance with Chinese governmental regulations relating to licensing and foreign investment prohibitions, the Chinese government or the carriers may prevent us from distributing, and we may be subject to liability for, content that it believes is inappropriate.

China has enacted regulations governing the mobile telecommunications industry and the distribution of news and other information. In the past, the Chinese government has stopped the distribution of information that it believes to violate Chinese law, including content that it believes is obscene, incites violence, endangers national security, is contrary to China’s national interest or is defamatory. Even if we comply with Chinese governmental regulations relating to licensing and foreign investment prohibitions, if the Chinese government or the carriers were to take any action to limit or prohibit the distribution of information via our mobile phone services, or to limit or regulate any current or future content or services available to users on our network, our business could be significantly harmed.

We are also subject to potential liability for content distributed through our mobile value-added services that is deemed inappropriate and for any unlawful actions of our customers. For example, we are required to delete content that clearly violates the laws of China and report content that we suspect may violate Chinese law. We may face liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that are provided via our wireless value-added services. It is difficult to determine the type of content that may result in liability for us, and if we are wrong, we may be prevented from operating our services.

Political and economic conditions in China are unpredictable and may disrupt our operations if these conditions become unfavorable to our business.

In the short term, we expect to derive substantially all of our revenues from the China market. Changes in political or economic conditions in the country are difficult to predict and could adversely affect our operations. We maintain a strong local identity and presence in 26 of the 31 provinces in the PRC, but we cannot be sure that we will be able to effectively maintain this local identity if political conditions were to change. Furthermore, many countries in Asia have experienced significant economic downturns since the middle of 1997, resulting in slower real gross domestic product growth for the entire region as a result of higher interest rates and currency fluctuations and other factors. If declining economic growth rates persist, expenditures for mobile access and infrastructure improvements could decrease, which would negatively affect our business and our profitability over time. In addition, an economic downturn in Asia could lead to a devaluation of the currency of China, which would decrease our revenues for the greater China region in U.S. dollar terms. We also rely heavily on certain regions in China for our revenue; during 2003, our top three provinces, Guangdong, Jiangsu, Zhejiang, collectively accounted for approximately 45% of our mobile value-added service revenues, with no other province accounting for more than 10% of our revenue. Any economic downturn in these specific provinces could have a material adverse effect on our business.

National and regional economic reforms could also affect our business in ways that are difficult to predict. For example, since the late 1970s, the Chinese government has been reforming the Chinese economic system to emphasize enterprise autonomy and the utilization of market mechanisms. Although we believe that these reform measures have had a positive effect on the economic development in China, we cannot be sure that they will be effective or that they will continue.

We may not be able to secure adequate business insurance in China.

Insurance companies in China offer limited business insurance products, since the insurance industry is still in its early stages and continually developing. As a result, we do not currently have any business liability or disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster might result in substantial costs or down-sizing of our resources.

Currency fluctuations may adversely affect our business, and, if RMB were to fluctuate, this would impact our revenues in U.S. dollar terms.

We generate revenues and incur expenses and liabilities in Chinese RMB and U.S. dollars, and as a result, we are subject to the effects of exchange rate fluctuations between these currencies. For example, the value of the RMB depends to a large extent on Chinese government policies and China’s domestic and international economic and political developments, as well as local supply and demand. Since 1994, the official exchange rate for the conversion of RMB to U.S. dollars has generally been stable and the RMB has appreciated slightly against the U.S. dollar. Recently, however, there has been increasing press coverage and commentary regarding adjusting the exchange rate and ending the linkage that holds the RMB-U.S. dollar exchange rate constant. If the RMB exchange rate is adjusted or is allowed to float freely against the U.S. dollar, our revenues, which are denominated in RMB, may fluctuate significantly in U.S. dollar terms. We have not entered into agreements or purchased instruments to hedge our exchange rate risks, although we may do so in the future.

The uncertain legal environment in China could limit the legal protections available to you.

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In the late 1970s, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters. The overall effect of legislation enacted over the past 20 years has significantly enhanced the protections afforded to foreign-invested enterprises in China. However, these laws, regulations and legal requirements are relatively recent, are evolving rapidly, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to foreign investors, including you, such as the right of foreign-invested enterprises to hold licenses and permits such as a value-added telecommunication licenses and other required business licenses.

Risks Related to the Offering

Our corporate actions are substantially controlled by officers, directors, principal stockholders and affiliated entities.

After this offering, our directors, executive officers, principal stockholders and their affiliated entities will beneficially own approximately             % of our outstanding common stock. If these stockholders act together, they could exert substantial control over matters requiring approval by our stockholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their stock as part of a sale of our company and might reduce our stock price. These actions may be taken even if they are opposed by our other stockholders, including those who purchase shares in this offering.

Sales of a substantial number of shares of common stock in the public market following the offering could adversely affect the market price for our common stock.

Upon completion of the offering, we will have              shares of common stock outstanding, of which the shares sold in the offering,              shares if the underwriters’ over allotment option is exercised in full, will be freely tradable without restriction or further registration under the Securities Act of 1933, unless purchased by our “affiliates,” as such term as defined under the Securities Act, in which case such shares will be subject to the resale limitations but not the holding period requirements of Rule 144 under the Securities Act. We, our officers, directors and principal stockholders, who beneficially own in the aggregate 30,389,051 shares of common stock, have agreed that we will not, for a period of 180 days from the date of this prospectus, offer, sell, contract to sell or otherwise dispose of any of shares of our common stock without the prior written consent of the underwriters. We believe that, following the expiration of such 180-day period,              of these shares will be eligible for immediate sale in the public market, subject to the Rule 144 resale limitations. In addition, we intend to file a registration statement under the Securities Act to register an aggregate of              shares of our common stock reserved for issuance under our 1997 stock option plan and 2004 stock plan, which will, when issued in accordance with such plans, be eligible for immediate sale in the public market, subject to certain Rule 144 resale volume limitations.

Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid, or at all.

Prior to this offering, our common stock has not been sold in a public market. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The trading price of our common stock could be subject to wide fluctuations due to the factors discussed in this risk factors section and elsewhere in the prospectus. In addition, the stock market in general, and the Nasdaq National Market and technology companies in particular, has experienced extreme price and volume fluctuations. These trading prices and valuations may not be sustainable. Investor sentiment towards the market and industry may adversely affect the market price of our common stock, regardless or our actual operating performance. In addition, in the past, following period of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against such companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

We do not plan to declare or pay any cash dividends in the foreseeable future, which may reduce your return on an investment in our common stock.

We do not anticipate declaring or paying any cash dividends in the foreseeable future. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

Our new investors will experience dilution in the book value per share.

Purchasers of the common stock offered hereby will experience an immediate and substantial dilution of $             in the consolidated net tangible book value per share from the assumed initial public offering price of $             per share.

It may be difficult for a third party to acquire us, and this could depress our stock price.

Delaware corporate law and our certificate of incorporation and bylaws contain provisions that could delay, defer or prevent a change in control of our company or our management. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions among other things,

•	authorize us to issue preferred stock that can be created and issued by the board of directors without prior stockholder approval, with rights senior to those of common stock;

•	provide for a staggered board of directors, so that it would take three successive annual meetings to replace all directors;

•	prohibit stockholders from calling special meetings of stockholders;

•	prohibit stockholder or board action by written consent, thereby requiring all stockholder or board actions to be taken at a meeting of our stockholders or board; and

•	establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

In addition, Section 203 of the Delaware General Corporation Law and the terms of our stock option plans may discourage, delay or prevent a change in our control, which may depress the market price of our common stock.

As a result of being a public company we will incur increased costs and will require additional financial and compliance resources in order to build our controls and accounting systems.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and Nasdaq, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, as a result of being a public company, we have created additional board committees and adopted policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements including costs associated with our recent efforts to upgrade our finance and accounting systems, procedures and controls. As a U.S. incorporated company with operations in China, our efforts to comply with public reporting and governance requirements may be more difficult, expensive and time consuming than those experienced by solely domestic public companies. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, but we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Your ability to bring an action against us or against our directors, or to enforce a judgment against us or them, will be limited because we conduct a substantial portion of our operations in China and because some of our directors reside outside of the United States.

We conduct substantially all of our operations in China through our wholly-owned subsidiary and our affiliated Chinese entity. Some of our directors reside outside of the United States and substantially all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the United States and of China may render you unable to enforce a judgment against our assets or the assets of our directors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus contain forward-looking statements. These statements involve known and unknown risks and uncertainties that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by forward-looking statements. Such factors include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “anticipates,” “believes,” “continue,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” “will,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, growth rates, levels of activity, performance or achievements.

The forward-looking statements contained in this prospectus are not guarantees of future performance and are subject to risks, uncertainties and assumptions, including those set forth under “Risk Factors” and the following:

•	uncertainty regarding our future operating results;

•	our ability to introduce new and enhanced services;

•	our ability to attract new subscribers in sufficient numbers to offset customer cancellations and non-paying subscribers;

•	increased demands on our internal finance and service development and delivery resources;

•	maintenance and continued expansion of our relationships with our mobile carriers, including China Mobile and China Unicom;

•	the possibility of lower revenue due to higher commissions demanded from our mobile carriers, or higher billing and transmission failure rates; and

•	risks associated with our holding company structure and the regulatory environment in China.

Investors are cautioned that these forward-looking statements are inherently uncertain. Should one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results or outcomes could vary materially from those described in this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of              shares of common stock in this offering will be $             million (approximately $             million if the underwriters’ over-allotment option is exercised in full) at an assumed initial public offering price of $             per share after deducting the estimated underwriting discounts and commissions and our estimated offering expenses. We will not receive any proceeds from shares sold by the selling stockholders (including any shares the selling stockholders include in the underwriters’ over-allotment option).

The principal purpose of this offering is to increase our working capital for general corporate purposes, including product development and capital expenditures. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses, products or technologies. We currently have no agreements or commitments with respect to any acquisition or investment, and we are not involved in any negotiations with respect to any such transaction. Pending these uses, we will invest the net proceeds of the offering in short-term, interest-bearing, investment-grade securities.

We will retain broad discretion over the use of the net proceeds of this offering. The amount and timing of our actual expenditures may vary significantly depending on numerous factors, such as the progress of our service development efforts and the amount of cash used by our operations.

We believe that the net proceeds of this offering, existing cash, and investment securities will be sufficient to meet our capital requirements for the next 12 months.

DIVIDEND POLICY

We have never declared or paid dividends on our capital stock, and we do not anticipate declaring or paying cash dividends in the foreseeable future. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

We rely on dividends paid to us by Mtone Telecommunications. In accordance with current Chinese laws and regulations, Mtone Telecommunications is required to allocate to its general reserves at least 10% of its after-tax profits for the year determined in accordance with Chinese accounting standards and regulations, unless such reserve has reached 50% of its registered capital. Mtone Telecommunications is also required to make allocations to a bonus and welfare fund for staff and workers from its after-tax profits for the year determined in accordance with Chinese accounting standards and regulations and the rate of allocations shall be determined by Mtone Telecommunications itself. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us as loans, advances, or cash dividends.

Substantially all of our revenues are in RMB, which currently is not a freely convertible currency. A portion of these revenues must be converted into other currencies to meet our foreign currency obligations. These foreign currency-dominated obligations include our business activities outside of China, the payment of dividends, or the repayment of foreign currency obligations, including any debt obligations.

Under China’s existing foreign exchange regulations, Mtone Telecommunications is able to pay dividends in foreign currencies to us, without prior approval from the State Administration of Foreign Exchange, by complying with certain procedural requirements. Payments of dividends by Mtone Telecommunications are also subject to restrictions including the restriction that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. We cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2003 in the following manner:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of all outstanding shares of convertible preferred stock and class B common stock into common stock; and

•	on a pro forma as adjusted basis to reflect the adjustments described above and the estimated net proceeds from the sale of shares of common stock by us at an assumed initial public offering price of $ per share after deducting the estimated underwriting discounts and commissions and our estimated offering expenses.

You should read this table together with the sections of this prospectus entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our financial statements and related notes.

	As of December 31, 2003
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Stockholders’ equity:
Convertible preferred stock, issuable in series, $0.001 par value, 50,500,000 shares authorized, actual, and 5,000,000 shares of preferred stock, $0.001 par value, authorized, pro-forma and pro forma as adjusted; 30,090,805 shares issued and outstanding actual, no shares issued and outstanding, pro forma and pro forma as adjusted	$87,466	$—		$—
Common stock, class A and class B, $0.001 par value, 60,000,000 shares authorized, actual; and common stock, $0.001 par value, 100,000,000 authorized, pro forma and pro forma as adjusted; 10,261,732 shares issued and outstanding, actual; 40,352,537 shares issued and outstanding, pro forma; and shares issued and outstanding, pro forma as adjusted	10	40
Additional paid-in capital	12,250	99,686
Deferred stock-based compensation	(3,166)	(3,166)		(3,166)
Notes receivable from stockholders	(38)	(38)		(38)
Accumulated other comprehensive loss	(4)	(4)		(4)
Accumulated deficit	(90,655)	(90,655)		(90,655)

Total stockholders’ equity	5,863	5,863

Total capitalization	$5,863	$5,863	$

The number of shares outstanding as of December 31, 2003 excludes:

•	5,555,902 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 2003 at a weighted average exercise price of $1.64 per share;

•	1,405,870 shares of common stock reserved for issuance under our 1997 stock option plan; and

•	shares of common stock reserved for issuance under our 2004 stock plan.

For additional information regarding these shares, see “Management—Benefit Plans,” and “Description of Capital Stock.”

DILUTION

As of December 31, 2003, our pro forma net tangible book value was approximately $5.9 million, or $0.15 per share of common stock. If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding after giving effect to the conversion of all outstanding convertible preferred stock and class B common stock. After giving effect to the sale of              shares of our common stock by us at an assumed initial public offering price of $             per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value at December 31, 2003, would have been $            , or $             per share. This represents an immediate increase in net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share		$

Pro forma net tangible book value per share at December 31, 2003	$0.15
Increase per share attributable to new investors

Pro forma net tangible book value per share after the offering

Dilution per share to new investors		$

The following table summarizes, as of December 31, 2003, on a pro forma as adjusted basis, the total number of shares and consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering from us at an assumed initial public offering price of $             per share and before deducting the estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	40,352,537		$89,923,718		$2.23
New public investors

Totals		100.0%		100.0%

The above computations are based on the number of shares of common stock outstanding as of December 31, 2003 and includes:

•	33,866,596 shares of common stock issuable upon automatic conversion of outstanding shares of convertible preferred stock and class B common stock upon completion of this offering; and

•	shares of common stock offered by us in this offering;

and excludes:

•	shares of common stock to be sold by the selling stockholders in this offering;

•	5,555,902 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 2003 at a weighted average exercise price of $1.64 per share;

•	1,405,870 shares of common stock reserved for issuance under our 1997 stock option plan; and

•	shares of common stock reserved for issuance under our 2004 stock plan.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected financial data as of and for the year ended December 31, 1999 and as of December 31, 2001 are derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated financial data as of and for the year ended December 31, 2000 are derived from unaudited financial statements not included in this prospectus. The summary consolidated statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002 and 2003 appearing below are derived from our consolidated financial statements included elsewhere in this prospectus. In 2002, we shifted our primary business focus to developing and providing mobile value-added services and exited the network equipment business by means of an interim transfer of that business to another company. In February 2004, we completed this transfer. Prior to March 31, 2004, the historical financial results of Suntek’s fixed-line value-added service business are consolidated with our consolidated financial results as Suntek was a variable interest entity of ours. We have terminated our relationship with Suntek and after March 31, 2004, its operating results will not be consolidated with ours. Historical results, particularly those for 1999, 2000 and 2001, are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year or any future period.

	Years Ended December 31,
	1999	2000	2001	2002	2003
	(in thousands, except share and per share data)
	(audited)	(unaudited)	(audited)	(audited)	(audited)
Consolidated Statement of Operations Data
Revenues
Mobile value-added service	$—	$—	$1,051	$5,666	$20,546
Fixed-line value-added service	—	3,121	571	819	1,014
Network equipment	2,652	6,523	3,603	715	—

Total revenues	2,652	9,644	5,225	7,200	21,560

Cost of revenues (1)
Mobile value-added service	—	—	1,868	2,700	7,076
Fixed-line value-added service	—	3,508	758	661	808
Network equipment	3,411	13,921	2,745	497	—

Total cost of revenues	3,411	17,429	5,371	3,858	7,884

Gross profit (loss)	(759)	(7,785)	(146)	3,342	13,676

Operating expenses
Research and development	4,501	9,238	5,138	3,262	1,609
Sales and marketing	3,363	7,705	3,410	2,268	6,430
General and administrative	1,317	17,124	6,995	3,921	4,668

Total operating expenses	9,181	34,067	15,543	9,451	12,707
Income (loss) from operations	(9,940)	(41,852)	(15,689)	(6,109)	969
Other income	223	2,382	176	250	144

Income (loss) before taxes	(9,717)	(39,470)	(15,513)	(5,859)	1,113
Provision for income taxes	—	76	48	112	17

Net income (loss)	$(9,717)	$(39,546)	$(15,561)	$(5,971)	$1,096

Net income (loss) per common share, basic	$(1.98)	$(6.45)	$(2.50)	$(0.96)	$0.18
Weighted average common shares outstanding, basic	4,913,628	6,135,074	6,212,816	6,217,816	6,228,541
Net income (loss) per common share, diluted	$(1.98)	$(6.45)	$(2.50)	$(0.96)	$0.03
Weighted average common shares outstanding, diluted (2)	4,913,628	6,135,074	6,212,816	6,217,816	41,321,005

(footnotes on following page)

(1) Amounts include stock-based compensation as follows:

	Years Ended December 31,
	1999	2000	2001	2002	2003
	(in thousands)
	(audited)	(unaudited)	(audited)	(audited)	(audited)

Cost of revenues	$25	$25	$(9)	$—	$4
Research and development	278	210	(1)	(22)	28
Sales and marketing	186	274	47	(25)	98
General and administrative	457	488	104	39	2,321

Total	$946	$997	$141	$(8)	$2,451

(2)    For the four years ended December 31, 2002, our preferred stock, class B common stock and stock options were not included in the calculation of diluted loss per share because of their antidilutive effects.

	As of December 31,
	1999	2000	2001	2002	2003
	(in thousands)
	(audited)	(unaudited)	(audited)	(audited)	(audited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$57,179	$20,146	$3,902	$1,772	$4,654
Working capital	55,810	18,483	3,347	1,018	5,368
Total assets	61,637	29,968	6,861	4,011	8,791
Convertible preferred stock	85,918	87,466	87,466	87,466	87,466
Accumulated deficit	(30,611)	(70,219)	(85,780)	(91,751)	(90,655)
Total stockholders’ equity	56,829	19,865	4,435	1,562	5,863

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion of our results of operations and financial condition should be read in conjunction with the consolidated financial statements and other financial information included in this prospectus. Our actual results may be materially different from those anticipated in these forward-looking statements resulting from various factors, including those discussed under “Risk Factors” and elsewhere in this prospectus.

Overview

Mtone is a leading developer and provider of interactive entertainment and social networking services to mobile phone users in China. Our interactive services are primarily designed to attract and retain customers for our monthly subscription services and, to a lesser extent, our services offered on a per-use basis. Substantially all of our customers access our services via their mobile phone handsets utilizing the networks of the two licensed mobile carriers in China, China Mobile and China Unicom. In 2004, we initiated efforts to provide our value-added services through the limited mobility PAS networks of China Telecom and China Netcom.

In late 2000, China Mobile launched Monternet, the mobile value-added platform that enables third parties to offer services to mobile phone users. China Unicom launched its mobile services platform, UniInfo, a year later. In late 1999, China Mobile invited a few selected service providers, including Mtone to provide input during the structuring and defining of the Monternet service platform. In early 2001 we signed our first contract and began to generate revenue with China Mobile’s largest provincial operator, Guangdong Mobile. Currently we provide services through 26 provincial operators of China Mobile. We launched services with two of China Unicom’s provincial operators in 2002. Currently we provide services through 25 provincial operators of China Unicom. Our mobile carriers provide billing and collection services for third party service providers like us.

Our mobile value-added service revenues totaled $1.1 million in 2001, $5.7 million in 2002 and $20.5 million in 2003. Our mobile value-added service business became profitable in the first quarter of 2003.

Prior to our shift in strategic focus to mobile value-added services, we primarily designed and marketed network equipment for proprietary wireless data systems, which we refer to as our network equipment business. Our network equipment business began to decline in 2000 and the only revenues after 2000 were generated from sales activities initiated in 2000. In 2002 we assigned the rights to operate the network business to GWTec for a one-year period, which we later extended for another year. In February 2004, we permanently assigned, without recourse, all rights to the network equipment business to GWTec. Revenues from our network equipment business totaled $3.6 million in 2001, $0.7 million in 2002 and $0 in 2003. Our accumulated loss at December 31, 2003 was $90.7 million, primarily related to the network equipment business. See “Related Party Transactions—Transactions Related to Our Exit from the Network Equipment Business.”

Our consolidated operating results include the operating results of Suntek, a provider of fixed-line value-added audio services. As more fully described in note 3 to our consolidated financial statements, due to the ownership of Suntek’s shares by certain of our employees, Suntek’s management structure and other matters, Suntek was deemed to be a variable interest entity, or VIE, of which we were the primary beneficiary. As such, Suntek’s historical financial results have been consolidated with our results. In March 2004, we terminated our relationships with Suntek and, as a result, after March 31, 2004, Suntek is no longer a VIE of ours and Suntek’s results will no longer be consolidated with our results.

We do not believe our historical financials results are necessarily indicative of the results to be expected in the future, including due to the historical consolidation of the results of the network equipment business and the fixed-line business with our results. In addition, results of interim periods are not necessarily indicative of results for the entire year or any future period.

In managing and evaluating our mobile value-added service business, we consider, among other factors:

•	The Number of Mobile Users in China and Growth in the Mobile Phone and Mobile Value-Added Service Markets. According to the MII, China ended 2003 with 269 million mobile phone users, representing an approximate 21% penetration of the total population. MFC Insight projects the number of mobile phone users in China will increase to over 450 million by 2007.

•	The Portion of Our Revenues Derived from Recurring Monthly Subscription Fees and the Number of Monthly Subscribers. We charge our customers based on a fixed monthly fee determined by their subscribed services; a per use fee charged each time a user accesses our system; or a combination of a monthly fee plus per use fees. As described below, we bill our customers indirectly through our mobile operators. During 2003, we derived approximately 90% of our revenues from services that have a recurring fixed monthly fee. We expect to increase revenues from per use fees as we provide future services that allow our subscribers to download additional content.

•	Distribution in China. We provide sales and customer support directly within a province to 26 of the 31 provincial mobile subsidiaries of China Mobile and 25 of the 31 provincial mobile operators of China Unicom. We work with operators at the local level in over 200 of the largest cities in China. During 2003, our top three provinces, Guangdong, Jiangsu and Zhejiang, each accounted for more than 10% of our revenues and, collectively, accounted for approximately 45% of our mobile value-added service revenues. During 2003, no other province accounted for more than 10% of our revenues.

•	Operator Service Agreements. Our local network operators, particularly the local operators of China Mobile and China Unicom, transmit our services and bill and collect amounts our customers owe for these services. To the extent that the number of messages sent by us over China Mobile’s network exceeds the number of messages our customers send to us, we must also pay a per message network fee for the excess. We do not pay China Unicom any network fees, except in two provinces. Under our contract with one of China Telecom’s operators, we are charged a 15% service fee on our gross revenues. To date, we have not recognized revenues from China Telecom or China Netcom. Of the amount paid by our customers for our services, the billing and collection commission fee charged is between 9% and 15% for China Mobile operators, 8% and 25% for China Unicom operators and 15% for our China Telecom operator. We account for transmission and billing and collection commission fees as cost of revenues.

•	Billing and Transmission Failures. We do not collect fees from an operator in certain circumstances due to “billing and transmission failures.” These failures are typical for our industry and result from a number of circumstances including: messages not reaching the user after being sent by us due to technical or operational issues; prepaid mobile services being depleted prior to billing of services; and the customer dropping services from the mobile carrier prior to settlement of accounts. For the year ended December 31, 2003, the rate of billing and transmission failures for our services averaged approximately 28% of the total billable services. Over time, our failure rate has increased with an average failure rate of 19% for the first quarter of 2003 and 34% for the fourth quarter of 2003. Contributing to this increase is our inability to appropriately identify and eliminate from our billing records non-paying subscribers or subscribers whose prepaid phone cards have run out of value, due to the limited nature of the information provided to us by our mobile operators. In certain cases, if a subscriber’s prepaid phone card has run out of value, we may nonetheless elect to continue to bill the subscriber in anticipation of the subscriber adding value to the phone card.

•	Services and Programs. We are continuously developing new services and programs. In 2003, major new services included Cell Phone, Legend of the Three Realms, Entertainment Peanut Pie, Constellation Dating and Chat, and Festive Greetings, each of which we developed internally. We believe that our control over the content provided to our customers is critical. By controlling our content, we can better control costs through careful attention to message size and transport fees; establish proprietary franchises based upon differentiated services; better provide content tailored to different regions in China; and utilize our content in the manner we believe is in our best interest. Also, because our content is unique, we believe we are less susceptible to price pressure, especially for services, such as our interactive entertainment and branded content, where the customer has established social relationships with other customers and has identified with our brands.

•	Technologies. To date, our greatest support has been for SMS-based services, as almost all of the 269 million mobile phones in China were SMS-enabled at the end of 2003. We are now offering services based upon new mobile protocols, including MMS and WAP, and programming languages such as Kjava, which technologies support the transmission of multimedia data. In the fourth quarter of 2003 and the first quarter of 2004, our major services launched included WAP services, MMS services and a Kjava download service. We also expect to launch seven new interactive voice response, or IVR, services in the second quarter of 2004. Several mobile phone manufacturers have introduced Kjava-enabled handsets, and the volume is expected to increase in 2004. By supporting technologies that enable new mobile handset features, such as the transmission of images, audio and enhanced messaging, we believe our ability to offer higher-priced value-added services is enhanced. We expect the cost of providing these enhanced services to increase primarily due to the greater need for (i) storage capacity to maintain a library of images and audio files and (ii) transmission facilities to send high volume of larger size messages.

•	Promotion and Recruitment. We focus our marketing and promotion on the consumer market of mobile users between the ages of 18 and 35. We intend to continue this approach due to the large potential demand for mobile value-added services in this sector. Awareness of our services is generated through a combination of traditional media, media partners and co-marketing efforts with the local provincial mobile phone operators. As our revenues has grown, our sales and marketing costs as a percent of revenues declined from 32% in 2002 to 30% in 2003.

•	Taxation. Our financial results are impacted by United States and Chinese taxes, including taxes paid by our Chinese subsidiary and affiliated entities. Historically we have generated operating losses and we have deferred tax assets in the United States and China. As these deferred tax assets expire or are utilized, we expect to pay more taxes. We have taken a full valuation allowance against our deferred tax assets because it is more likely than not that these assets will not be recognized.

•	Stock-Based Compensation Charges. We have recognized and will continue to recognize stock-based compensation charges in future periods, which will reduce our net income. Stock-based compensation charges for 2001 and 2003 were $141,000 and $2,451,000, respectively. Deferred stock-based compensation as of December 31, 2003 amounted to $3,166,000.

Our Corporate Structure

We conduct our mobile value-added service business in China through our wholly-owned subsidiary, Mtone Telecommunications and Shanghai Mtone, a VIE for which we are the primary beneficiary. To meet ownership requirements under Chinese law that restrict us, as a foreign company, from operating in value-added telecommunication and Internet services, two Chinese citizens we employ established Shanghai Mtone, an affiliated Chinese company. Shanghai Mtone is 100% owned by these employees. Shanghai Mtone is a party to all of our contracts with our mobile carriers and their provincial and local operators. For a description of the arrangements between Mtone Telecommunications and Shanghai Mtone, see “—Variable Interest Entities” and “Related Party Transactions—Arrangements Involving Shanghai Mtone” below.

Revenues

Our mobile value-added service revenues are generated from monthly subscription services and per message fees. We must obtain advance approval from our mobile carriers, including China Mobile and China Unicom, for each service offered to their users and the pricing, or any changes in pricing, for these services. We have experienced seasonality around holidays such as Chinese New Year.

In 2003, fees for our subscription services ranged from RMB2.5 to RMB12 ($0.30 to $1.45) per month. Fees for download services ranged from RMB0.2 to RMB2.0 ($0.02 to $0.24) per download and fees for IVR services ranged from RMB0.3 to RMB1.0 ($0.04 to $0.12) per minute. For instance, the monthly subscription fees for our Virtual Pal service and our Constellation Dating and Chat service are RMB7 and RMB8 ($0.85 and $0.96), respectively, and the per download fees for our Festive Greeting and SMS ring tone services are each RMB0.5 ($0.06).

The fixed-line value-added service related to Suntek’s operations and revenues are from call center and automated audio services accessed over telephone lines. In March 2004, Suntek ceased being a VIE of ours and consequently we exited this business and its results will no longer be consolidated with ours.

We generated network equipment business revenues from the sale of network equipment to network operators in China. The equipment was installed by our network engineers and maintained per maintenance agreements with the operators. Additionally, we provided wireless handsets and information-based services to the operators where we had installed network equipment. The network equipment business was in decline beginning in 2000 with revenues in 2001 generated from sales activities initiated in 2000. No new networks were installed after 2001. In August 2002, we assigned the rights to operate the network equipment business to GWTec on a temporary basis, and in February 2004, we permanently assigned all rights to the network equipment business to GWTec.

Cost of Revenues

Our mobile value-added service cost of revenues includes transmission and service fees, cost of third party content, customer support, system support and revenue-based taxes in China. Our transmission and billing and collection fees are deemed paid to our mobile carriers, including China Mobile and China Unicom, when our mobile carriers remit to us our portion of the fees paid by users net of these fees. As described above, our transmission fees and billing and collection fees vary by mobile operator. We seek to minimize transmission costs through paying careful attention to message size and by designing services to decrease the number of packets we send that go unmatched by a user’s reply and thus incur a network fee.

Although we from time to time license third party content, we limit the amount of third-party content provided to our customers, instead developing our own content. As a result, the third-party content fees have been small.

Our customer service department has 58 employees, covering 23 provinces throughout China. Our system support organization maintains the servers and operations covering all mobile carriers and has 39 employees with locations in Shanghai, Beijing and Guangzhou.

Our fixed-line cost of revenues consisted primarily of employee compensation costs of providing call center and automated touch-tone audio services and telecommunications fees.

Our network equipment cost of revenues consisted primarily of purchased materials, compensation costs, freight, warranty and overhead costs including facilities for production, purchasing, product planning, material control and management. Prior to assigning the rights to the business to GWTec in 2002, we maintained a 25,000 square foot production facility in Santa Clara, California.

Operating Expenses

Our operating expenses include research and development, sales and marketing, and general and administrative expenses.

Research and Development Expenses

Research and development expenses relate primarily to (i) compensation and associated costs for development employees and contractors, (ii) service development, (iii) service testing and (iv) maintenance of software services. All research and development expenses are expensed as incurred. Research and development expenses also include depreciation and amortization of computers and software related to our research and development team’s efforts.

We have principally developed our mobile value-added services in-house. We believe our continued commitment to research and development and timely introduction of new and advanced services are integral to maximizing the benefit of new and evolving mobile technologies. We currently have over 86 employees in research and development. We are increasing our research and development to support multi-media based applications including color images, animation, transmission of pictures, Kjava-programmed handsets and video download.

Research and development expenses for the fixed-line business primarily related to content development efforts.

Our network equipment research and development was conducted in Santa Clara, California. The focus of the development team was to develop applications for wireless handsets and to further enhance the performance of the proprietary wireless network equipment. Our network equipment research and development expenses relate primarily to compensation and associated costs and equipment depreciation. At the peak of development activities in Santa Clara, California we employed over 40 employees in network equipment research and development.

The network equipment business developed technology in three major areas: systems hardware and software, communications protocols and service applications. We developed an entire wireless data system consisting of hardware and software infrastructure equipment such as wireless base stations and message switch and hardware handheld mobile terminal handset. After assigning the rights to operate the network equipment business to GWTec in August 2002, we terminated the employment of all remaining network development employees.

Sales and Marketing

Our mobile value-added service sales and marketing expenses relate primarily to (i) the compensation and associated cost for marketing and sales personnel; (ii) sales commissions; (iii) advertisement; (iv) promotions; (v) travel; and (vi) business development activities. We expect sales and marketing expenses to increase as we expand our service offerings, including through China Telecom and China Netcom, and broaden our channels of recruitment of potential users by working with mass media partners. For example, in 2003, we simultaneously released our role-playing game Cell Phone, with the major Chinese movie Cell Phone which resulted in our highest single service subscription increase in one month. This movie was co-sponsored by China Mobile, Mtone, Motorola and others. We work closely with the local mobile carriers in co-marketing programs for customer recruitment in over 200 cities and at the national level at the corporate headquarters in Beijing. In support of the mobile value-added service business, we currently employ 111 employees in sales and marketing and business development.

The fixed-line sales and marketing expenses were primarily for print media advertisement and promotion.

The network equipment business had operations in both China and Santa Clara, California. Sales and marketing expenses were primarily compensation and associated costs, commissions and promotional and marketing expenses.

General and Administrative Expenses

Our mobile value-added service business general and administrative expenses relate primarily to compensation and associated costs for general and administrative personnel, professional fees and occupancy costs. We maintain key offices in China in Beijing, Shanghai and Guangzhou, with our finance function located primarily in Shanghai. Our headquarters are located in Santa Clara, California.

We expect that general and administrative expenses will increase as we hire additional personnel and incur costs related to the anticipated growth of our business, our operation as a public company and improvements to our information technology infrastructure.

The fixed-line value-added service general and administrative expenses were primarily for compensation and associated costs.

The network equipment business employed staff in China and Santa Clara, California, to support the accounting, finance, human resources and legal functions. The expenses were primarily compensation and associated costs and professional fees for audit and legal fees.

Taxation

We are subject to tax in the United States on our U.S. sourced income. Due to our historic operating losses, we have not paid U.S. income taxes since our formation. It is uncertain whether we will generate sufficient U.S. taxable income prior to the expiration of our tax loss carry forwards. As a result, we have provided a full valuation allowance against our U.S. gross deferred tax assets as of December 31, 2001, 2002 and 2003.

We derive revenue from our Chinese subsidiary, Mtone Telecommunications, and our affiliated Chinese company, Shanghai Mtone. Mtone Telecommunications is located in a special development zone of Pudong New District, Shanghai, which is subject to a 30% enterprise income tax, or EIT, on its net income before taxes and a 5% local tax on its revenue. Our affiliated Chinese entity, Shanghai Mtone, is subject to a 5% tax on its gross mobile value-added service revenue, rather than on its income.

Mtone Telecommunications had generated historic operating losses and has not paid income taxes in China since its inception. It is uncertain whether it will generate sufficient taxable income prior to the expiration of the Chinese tax loss carry forwards. As a result, we have provided a full valuation allowance against Mtone Telecommunications’ gross deferred tax assets as of December 31, 2001, 2002 and 2003.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of revenue and expenses and assets and liabilities, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, our operators’ billing and transmission failure rates and taxes, based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe (i) accounting for revenue recognition, particularly on our mobile value-added service; (ii) depreciation; (iii) allowance for doubtful accounts; (iv) valuation allowance against deferred tax assets; (v) stock based compensation and (vi) accounting for variable interest entities represent critical accounting policies that reflect more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Mobile Value-Added Service.    The critical accounting policies for revenue recognition of our mobile value-added service include billing and payment, billing and transmission failures, timing of revenue recognition and recognition on gross basis, each of which are discussed below.

•	Billing and Payment.

Our mobile value-added service revenues are generated from monthly subscription services and per message fees. Service prices vary based on demand, the complexity of the service and value of the services provided. We depend on our local mobile operators for billing to and collection from our customers. Because of Chinese ownership restrictions, Shanghai Mtone is party to our carrier agreements. Generally, (i) within 15 to 90 days after the end of each month, Shanghai Mtone receives a statement from each of our provincial mobile operators confirming the total aggregate charges billed to that operator’s mobile phone users and (ii) within 30 to 120 days after delivering a monthly statement to Shanghai Mtone, each operator remits the service fees, net of its transmission and commission fees, for the month to Shanghai Mtone, which then transfers the funds to Mtone Telecommunications to pay for services rendered by Mtone Telecommunications.

•	Billing and Transmission Failures.

As described above, we do not collect fees from an operator when there are billing and transmission failures, which are common in the mobile service business and vary from operator to operator. A local provincial operator’s billing and transmission failure rate can vary widely month to month and may change at any time without notice.

•	Timing of Revenue Recognition.

We recognize revenue in the period that our services are delivered. Our financial statements through September 30, 2003 reflect our actual revenues as they appear on the operator statements. 98.7% of our mobile value-added revenues for the fourth quarter of 2003 were confirmed by monthly statements received by us from mobile operators prior to the finalization of our 2003 financial statements. Since we did not receive certain operators’ final statements before closing the books on our 2003 financial statements, however, we have estimated a small portion of revenues and costs for the quarter ended December 31, 2003. We expect this delay in receiving all operators’ final statements prior to closing our books to be ongoing, which will require us to continue estimating a portion of our costs and expenses for each future operating period. The percentage of estimated revenues and costs of revenues may increase in future periods as we accelerate the timing for closing our quarterly financials from the timing used for the fourth quarter of 2003.

For the portion of revenues not confirmed by the local operators prior to finalization of our financial statements, we estimate our revenues and associated cost of revenues based on our internal records for the month, factoring in an adjustment for billing and transmission failures and taking into account our historical experience of discrepancies between final operator statements and our internal records for the five prior months.

Although our estimates of revenues and cost of revenues will differ from the actual amounts received, we believe that we are able to make a reasonable estimate of revenues and cost of revenues based on our historical experience. If an actual discrepancy varies significantly from our estimate, it could result in an overstatement or understatement of revenues and costs of revenues. We do not estimate unconfirmed revenues from local operators until we have at least five months of experience with a local operator. For local operators whom we have dealt with for less than five months, we recognize revenues only when we receive final operator statements. Based on our experience working with mobile operators, we believe that it is necessary to obtain five months of historical data in order for us to be able to reasonably estimate revenues.

•	Recognition on Gross Basis.

Our mobile value-added revenues reflect gross amounts earned, rather than the amounts earned net of the operators’ service and other fees. According to Emerging Issue Task Force Issue No. 99-19, recognizing revenues on a gross basis in this manner is appropriate if we act as a principal, rather than as an agent, in connection with the provision of our services. Factors supporting a conclusion that a service provider is acting as a principal include:

•	ability to adjust the cost of revenues by adjusting the design or marketing of the service,

•	ability to determine prices within ranges prescribed by the operators,

•	assumption of risk of non-payment by customers, and

•	ability to control content of services and suppliers of that content.

We have concluded that our recognition of mobile value-added revenues on a gross basis is appropriate. We have some ability to adjust the ratio of our mobile value-added revenues to cost of revenues (including operators’ service and other fees) by, for example, changing the design and marketing of our services to decrease the number of messages that we send that go unmatched by a user’s reply and thus incur a network fee. Although the prices of our services must be approved by the mobile operators in advance, from time to time we have been able to adjust our prices to reflect or react to market changes. We bear credit and delivery risk for our services as mobile operators usually do not pay us if our service users either do not pay them or do not receive our services due to billing and transmission failures. Finally, we have discretion to select the content for our services so long as our content does not violate applicable Chinese law or the policies of the mobile operators, and, with limited exceptions, we develop our own content.

Fixed-Line Value-Added Service Business.    Fixed-line value-added service revenues are recognized in the period in which the services are performed, provided that persuasive evidence of a contractual arrangement exists, delivery occurred, the sales price was fixed or determinable, and collectibility was reasonably assured. A substantial portion of the fixed-line value-added revenues are recorded based on monthly statements received from provincial level subsidiaries of the telecommunications operator. Suntek contracts with the telecommunications operator for the provision of its service, as well as for billing and collection services. We recognize revenues based on the total amount paid by Suntek’s customers, which the telecommunications operator bills and collects for Suntek. For these billing and collections services, the telecommunications operator retains a fixed percentage fee, which is reflected as a cost of services in the consolidated financial statements.

Network Equipment Business.    We recognized network equipment revenues upon delivery of products if a signed purchase order existed, the fee was fixed and determinable, collectibility was reasonably assured and no unfulfilled obligations remained. We provided for expected sales returns and allowances at the time revenues were recognized. We recorded amounts billed or received prior to the completion of the earning process as customer deposits or deferred revenues as appropriate.

Depreciation

We depreciate our computer equipment, software and other assets (other than leasehold improvements) on a straight-line basis over their estimated useful lives, which is three years.

Allowance for Doubtful Accounts

We provide an allowance for doubtful accounts based upon our collection experience with our mobile operators. The mobile operators generally remit cash in full following confirmation of our internal records and the mobile operators’ records. As a result, we do not take an allowance for individual non-paying customers but take an allowance on specific provincial mobile operators as warranted. As of December 31, 2003, we had an allowance for doubtful accounts of $26,000.

Valuation Allowance for Deferred Tax Assets

We record a valuation allowance to offset our deferred tax assets because of uncertainty regarding realization of these assets. If events were to occur in the future that would allow us to realize our deferred tax assets a reduction to the valuation allowance would increase income when those events occurred.

Stock-based Compensation

We record stock-based compensation charges for the amount by which an option’s exercise price is less than the deemed fair value of our common stock at the date of grant. The fair value of our common stock is determined based upon several factors, including operating performance, issuances of preferred stock, liquidation preferences of holders of preferred stock and class B common stock, and valuations of similar publicly traded companies. We recorded deferred stock-based compensation of approximately $2,070,000 and $3,815,000 for the years ended December 31, 2002 and 2003, respectively. Stock-based compensation is amortized on an accelerated basis over the corresponding vesting period. Stock-based compensation expense recognized during the years ended December 31, 2001, 2002 and 2003 amounted to approximately $141,000, $(8,000), and $2,451,000 respectively. The amount of stock-based compensation expense to be recorded can decrease if options for which accrued but unvested compensation have been recorded are forfeited.

Variable Interest Entities

We have early adopted and retroactively applied FIN 46 to consolidate VIEs for which we are the primary beneficiary.

Shanghai Mtone (mobile value-added service).    Shanghai Mtone is a VIE of which Mtone is the primary beneficiary. Accordingly, the accounts of Shanghai Mtone have been included in the consolidated financial statements of Mtone. All intercompany transactions and balances have been eliminated in consolidation.

Due to current restrictions on foreign ownership of mobile value-added businesses in China, we conduct substantially all of our mobile value-added operations in China through a series of contractual arrangements with Shanghai Mtone, which is 60% owned by Ming Li and 40% owned by Wenliang Zhao, two Chinese citizens we employ. Weijia Wang, as president of Mtone Telecommunications, holds a power of attorney to vote on all corporate matters of Shanghai Mtone and holds the rights to designate the officers and directors of Shanghai Mtone.

Shanghai Mtone is a party to all the contracts with our mobile carriers, Shanghai Mtone is also party to a series of agreements governing the provision of our mobile value-added services and the operation of our website. In addition, at December 31, 2003, we had provided long-term loans with total principal of $1,208,000 with $725,000 to Ming Li and $483,000 to Wenliang Zhao. These long-term loans were made to provide working capital to Shanghai Mtone and to meet regulatory capital requirements for nationwide service providers in China.

In the event that the Chinese government lifts its restrictions of foreign ownership of mobile value-added businesses in China, we will exercise its right to purchase all of the outstanding equity interests of Shanghai Mtone, and the loans will be canceled.

Suntek (fixed-line value-added service).    Suntek is a provider of fixed-line value-added service. In May 2000, through an intermediary we paid Suntek’s stockholders $5,500,000 for a license to Suntek’s technology and for the transfer of a majority of the voting stock of Suntek to two of our employees who hold the stock on our behalf. A third employee of ours became the general manager of Suntek. From December 2000 to November 2001, we provided a series of loans to Suntek for general operating expenses in the aggregate amount of approximately $281,000. Due to the ownership of Suntek’s shares by our employees on our behalf, Suntek’s management structure and other matters, Suntek was deemed to be a variable interest entity, or VIE, of which we were the primary beneficiary. As such, Suntek’s historical financial results have been consolidated with our results.

In 2000 and 2001, Suntek recognized impairment charges of $4,000,000 and $1,500,000 related to the acquired intangible assets. The impairment was due to a pricing cap imposed by China Telecom of RMB30 per subscriber per month, which limited revenues from Suntek’s top customers, and to increased competition from mobile value-added service providers and internet portal companies. Suntek incurred losses in 2001, 2002 and 2003, and those losses were included in our consolidated results.

In March 2004, we terminated our relationship with Suntek by having the two stockholders who are our employees dispose of the stock and terminating the employment relationship with the Suntek general manager. As a result, after March 31, 2004, Suntek is no longer a VIE and Suntek’s results will no longer be consolidated with our results. If the relationship with Suntek had been terminated as of December 31, 2003, we would have recorded a loss on disposal of approximately $0.1 million.

The additional liabilities recognized as a result of consolidating the VIEs do not represent additional claims on our general assets, rather, they represent claims against the specific assets of the consolidated VIEs. Conversely, assets recognized as a result of consolidating these VIEs do not represent additional assets that could be used to satisfy claims against our general assets. $7,216,000 of VIE assets are included in the December 31, 2003 consolidated balance sheet.

Operating Results

Set forth below is our operating results on a percentage-of-total revenues basis. Our historical operating results are not necessarily indicative of the results for any future period.

	Year Ended December 31,
	2001	2002	2003
Revenues
Mobile value-added service	20.1%	78.7%	95.3%
Fixed-line value-added service	10.9	11.4	4.7
Network equipment	69.0	9.9	—

Total revenues	100.0%	100.0%	100.0%

Cost of revenues (1)
Mobile value-added service	35.8	37.5	32.9
Fixed-line value-added service	14.5	9.2	3.7
Network equipment	52.5	6.9	—

Total cost of revenues	102.8	53.6	36.6

Gross margin	(2.8)	46.4	63.4
Operating expenses (1)
Research and development	98.3	45.3	7.5
Sales and marketing	65.3	31.5	29.8
General and administrative	133.9	54.5	21.6

Total operating expenses	297.5	131.3	58.9

Income (loss) from operations	(300.3)	(84.9)	4.5
Other income	3.4	3.5	0.7

Income (loss) before taxes	(296.9)	(81.4)	5.2
Provision for income taxes	0.9	1.6	0.1

Net income (loss)	(297.8)%	(83.0)%	5.1%

(1)	Percentages include stock-based compensation as follows:

Cost of revenues	(0.2)%	—%	—%
Research and development	(0.0)	(0.3)	0.1
Sales and marketing	0.9	(0.3)	0.5
General and administrative	2.0	0.5	10.8

Total	2.7%	(0.1)%	11.4%

Set forth below are revenues, cost of revenues and gross profit for our mobile value-added service, our fixed-line value-added service, and our network equipment business.

	2001	2002	2003
Mobile Value-Added Service
Revenues	$1,051	$5,666	$20,546
Cost of revenues	1,868	2,700	7,076

Gross profit (loss)	$(817)	$2,966	$13,470

Fixed-Line Value-Added Service
Revenues	$571	$819	$1,014
Cost of revenues	758	661	808

Gross profit	$(187)	$158	$206

Network Equipment
Revenues	$3,603	$715	$—
Cost of revenues	2,745	497	—

Gross profit (loss)	$858	$218	$—

Total gross profit	$(146)	$3,342	$13,676

Revenues

Mobile value-added service.    Revenues increased 439% from $1.1 million in 2001 to $5.7 million in 2002 and increased 263% to $20.5 million in 2003. The growth was due to an increase in estimated paid SMS subscriptions from 0.2 million in 2001 to 1.0 million in 2002 and to 3.7 million in 2003. In 2003, we also introduced services with higher subscription fees, contributing to the growth of the revenues for the relevant period. Due to our regional expansion, we increased the number of provincial operators with which we have confirmed billing relationships for China Mobile from 12 operators in 2001 to 20 in 2002 and to 24 in 2003. Similarly, we had confirmed billing relationships with 2 operators of China Unicom in 2002, which was increased to 7 in 2003.

Fixed-line value-added service.    Revenues increased 43% from $0.6 million in 2001 to $0.8 million in 2002 and increased 24% to $1.0 million in 2003 due to an increase in the number of users. Although revenues have increased, fixed-line value-added revenues continue to be lower than the $3,100,000 level achieved in 2000, the year in which Suntek became a VIE of which we were the primary beneficiary. The primary reasons for the lower revenues since 2000 were a pricing change limiting the charges to a customer to RMB 30 per month, limiting revenues from Suntek’s top customers, and to increased competition from mobile value-added service providers and internet portal companies.

Network equipment business.    Revenues decreased 80% from $3.6 million in 2001 to $0.7 million in 2002 and was $0 in 2003. Revenues in 2002 declined from 2001 because we did not receive new orders for network equipment after 2000 and because we assigned the rights to that business in August 2002 to GWTec.

Cost of Revenues

Mobile value-added service.    Cost of revenues increased 45% from $1.9 million in 2001 to $2.7 million in 2002 and 162% to $7.1 million in 2003. Cost of revenues, as a percent of mobile revenues, declined from 178% in 2001 to 48% in 2002 and to 34% in 2003. We were able to achieve improving costs as a percent of revenues due to our management of message count per service and improved utilization of our relatively fixed costs of infrastructure. As we grow our subscriber base and introduce enhanced value-added services, we expect our cost of revenues to increase in absolute terms. During 2003, for example, we increased the size of our new services department to support the introduction of new services and expanded our service capabilities to include WAP, MMS and Kjava.

Fixed-line value added service.    Cost of revenues decreased 13% from $0.8 million in 2001 to $0.7 million in 2002 and increased 22% to $0.8 million in 2003.

Network equipment business.    Cost of revenues declined from $2.7 million in 2001 to $0.5 million in 2002 and to $0 in 2003. The cost of revenues declined as revenues declined.

Operating Expenses

Research and Development

Research and development expenses decreased 37% from $5.1 million in 2001 to $3.3 million in 2002 and decreased 51% to $1.6 million in 2003. As a percent of revenues, research and development declined from 98% in 2001 to 45% in 2002 and to 7% in 2003. The most significant decline came as a result of the assignment of our network equipment business to GWTec. However, our research and development expenses still include GWTec expenses for 2002 and 2003. Because GWTec is a related party and certain costs paid by GWTec might have been of benefit to us, we reflected those costs in our financial statements as expense and a deemed capital contribution. The total of such costs, most of which were recorded as research and development costs, amounted to $1,299,000 for the period from April 2002 (when GWTec assumed responsibility for the costs) to December 31, 2002. For 2003, such costs amounted to $650,000. Development of our mobile value-added service is based in China where wages and benefits are significantly lower than in Santa Clara. As we continue to develop new mobile value-added services and support new and evolving technologies, we expect research and development expenses to increase in absolute terms.

Sales and Marketing Expenses

Sales and marketing expenses decreased 33% from $3.4 million in 2001 to $2.3 million in 2002 and increased 184% to $6.4 million in 2003. As a percentage of revenues, sales and marketing expenses declined from 65% in 2001 to 32% in 2002 and decreased to 30% in 2003. Sales and marketing expenses decreased in 2002 over 2001 following our exit from the network equipment business. Expenses increased in 2003 as a result of sales staff additions to provide expanded geographical sales coverage for China Mobile and China Unicom services, increased marketing leading up to our co-sponsorship of the movie Cell Phone and increased advertising activities. We expect sales and marketing expenses to increase as we seek to expand our product offerings, including offerings to customers of China Telecom and China Netcom.

General and Administrative Expenses

General and administrative expenses decreased 44% from $7.0 million in 2001 to $3.9 million in 2002 and increased 19% to $4.7 million in 2003. As a percent of revenues, general and administrative expenses declined from 134% in 2001 to 54% in 2002 to 22% in 2003. The declines in general and administrative expenses were due primarily to the reduction in facilities and staff at our Santa Clara offices following our assignment exit of the network equipment business in August 2002. We expect other general and administrative expenses to increase as we seek to hire additional experienced management personnel to further expand our business, and as we incur professional service fees, such as for legal and accounting services, after we become a Nasdaq listed company.

Stock-based Compensation Charges

Deferred stock-based compensation cost represents the difference between the exercise price of options granted and the fair market value of the underlying stock on the measurement date. Deferred stock compensation is amortized on an accelerated basis and charged to expense over the vesting period of the underlying options, which is generally four years. Amortization of stock-based compensation was $0.1 million in 2001, ($8,000) in 2002 and $2.5 million in 2003. For 2004 and 2005, we expect stock compensation charges of approximately $2.0 million and $0.9 million, respectively.

Quarterly Results of Operations

The following table sets forth selected unaudited consolidated statements of operations data for the eight quarters ended December 31, 2003. This data has been derived from the unaudited interim consolidated financial statements prepared on the same basis as the audited financial statements prepared in accordance with generally accepted accounting principles contained herein and, in the opinion of management, include all adjustments consisting only of normal recurring adjustments that we consider necessary for a fair presentation of such information when read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this prospectus. The operating results for any quarter should not be considered indicative of results of any future period.

The following tables present statements of operations data for each of the periods indicated, including as a percentage of total revenues.

	Quarter Ended
	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003
	(unaudited)
	(thousands)
Revenues
Mobile value-added service	$741	$1,127	$1,517	$2,281	$3,842	$4,736	$5,279	$6,689
Fixed-line value-added service	140	177	232	270	254	226	252	282
Network equipment	165	386	162	2	—	—	—	—

Total Revenues	1,046	1,690	1,911	2,553	4,096	4,962	5,531	6,971
Cost of revenues (1)	655	1,102	1,025	1,076	1,632	1,847	1,996	2,409

Gross profit	391	588	886	1,477	2,464	3,115	3,535	4,562
Operating expenses (1)
Research and development	965	977	716	604	369	376	387	477
Sales and marketing	449	443	548	828	971	1,270	1,590	2,599
General and administrative	1,074	874	1,056	917	1,096	914	1,004	1,654

Total operating expenses	2,488	2,294	2,320	2,349	2,436	2,560	2,981	4,730
Income (loss) from operations	(2,097)	(1,706)	(1,434)	(872)	28	555	554	(168)
Other income (expense)	49	89	88	24	15	10	116	3

Income (loss) before taxes	(2,048)	(1,617)	(1,346)	(848)	43	565	670	(165)
Provision for income taxes	—	—	—	112	—	—	(2)	19

Net income (loss)	$(2,048)	$(1,617)	$(1,346)	$(960)	$43	$565	$672	$(184)

(1) Amounts include stock-based compensation as follows:

Cost of revenues	$—	$—	$—	$—	$—	$—	$—	$4
Research and development	8	(23)	2	(9)	5	14	15	(6)
Sales and marketing	(30)	3	—	2	22	23	11	42
General and administrative	8	6	5	20	447	330	394	1,150

Total	$(14)	$(14)	$7	$13	$474	$367	$420	$1,190

	Quarter Ended
	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003
	(unaudited)
Revenues
Mobile value-added service	70.8%	66.7%	79.4%	89.3%	93.8%	95.4%	95.4%	96.0%
Fixed-line value-added service	13.4	10.5	12.1	10.6	6.2	4.6	4.6	4.0
Network equipment	15.8	22.8	8.5	0.1	—	—	—	—

Total Revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenues (1)	62.6	65.2	53.6	42.1	39.8	37.2	36.1	34.6

Gross margin	37.4	34.8	46.4	57.9	60.2	62.8	63.9	65.4

Operating expenses (1)
Research and development	92.3	57.8	37.4	23.7	9.0	7.6	7.0	6.8
Sales and marketing	42.9	26.2	28.7	32.4	23.7	25.6	28.7	37.3
General and administrative	102.7	51.7	55.3	35.9	26.8	18.4	18.2	23.7

Total operating expenses	237.9	135.7	121.4	92.0	59.5	51.6	53.9	67.8

Income (loss) from operations	(200.5)	(101.0)	(75.0)	(34.2)	0.7	11.2	10.0	(2.4)
Other income (expense)	4.7	5.3	4.6	0.9	0.4	0.2	2.1	0.1

Income (loss) before taxes	(195.8)	(95.7)	(70.4)	(33.2)	1.0	11.4	12.1	(2.3)
Provision for income taxes	—	—	—	4.4	—	—	—	0.3

Net income (loss)	(195.8)%	(95.7)%	(70.4)%	(37.6)%	1.0%	11.4%	12.1%	(2.6)%

(1) Amounts include stock-based compensation as follows:

Cost of revenues	—%	—%	—%	—%	—%	—%	—%	0.1%
Research and development	0.8	(1.4)	0.1	(0.4)	0.1	0.3	0.3	(0.1)
Sales and marketing	(2.9)	0.2	—	0.1	0.5	0.4	0.2	0.6
General and administrative	0.8	0.4	0.3	0.8	10.9	6.7	7.1	16.5

Total	(1.3)%	(0.8)%	0.4%	(0.5)%	11.5%	7.4%	7.6%	17.1%

Our revenues increased in each quarter in conjunction with the growth in our total mobile value-added subscriptions and our introduction of new subscription services. We achieved profitability for the first time in the quarter ended March 31, 2003 due to increased gross margins while operating expenses grew slightly. Sales and marketing expenses increased as we continue to add new subscriptions. In the quarter ended December 31, 2003, we increased sales and marketing expenses for sales staff additions to provide expanded geographical sales coverage for China Mobile and China Unicom services, increased marketing leading up to our co-sponsorship of the movie Cell Phone and increased advertising and general promotional activities.

Liquidity and Capital Resources

Set forth below is a summary of the line items set forth in our consolidated statement of cash flows:

	For the Year Ended December 31,
(In thousands, except percentages)	2001	2002	Percent Increase (Decrease)	2003	Percent Increase (Decrease)
Cash and cash equivalents	$3,902	$1,772	(55)%	$4,654	163%
Net cash provided by (used in) operating activities	$(15,578)	$(3,777)	(76)%	$3,243	186%
Net cash (used in) provided by investing activities	$(608)	$(148)	(76)%	$(400)	170%
Net cash provided by (used in) financing activities	$(52)	$1,794	3,550%	$42	(98)%

Overview

At December 31, 2003, we had cash and cash equivalents totaling $4.7 million, as compared to $1.8 million at the end of 2002. This increase was due primarily to our achieving profitability and positive cash flow in 2003. At December 31, 2003, we had accumulated losses totaling $90.7 million. These losses were funded through the sale of approximately $89.7 million of our equity securities to investors. Our liquidity position improved in 2002 following our exit from the network equipment business and growth in our mobile value-added service business.

The ability of Mtone Telecommunications to obtain cash or other assets from our affiliated Chinese entity, Shanghai Mtone, depends on the effectiveness and enforceability of our agreements with Shanghai Mtone and its owners. A description of these agreements and our Chinese counsel’s opinion as to their enforceability is set forth under “Related Party Transactions—Arrangements Involving Shanghai Mtone.” In turn, the ability of Mtone Telecommunications to convert renminbi into U.S. dollars and transfer them to us is subject to the Chinese foreign exchange regulations, including primarily the restriction that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents.

A more detailed discussion of changes in our liquidity follows.

Operating Activities

Net cash provided by (used in) operating activities in 2001, 2002 and 2003 was primarily the result of our net loss of $15.6 million and $6.0 million in 2001 and 2002, respectively, and net income of $1.1 million in 2003, which is offset by non-cash items such as depreciation and amortization, stock-based compensation and changes in various assets and liabilities such as accounts payable, accounts receivable and other current assets. Cash used in operating activities for 2001 and 2002 reflects primarily losses in our network equipment business.

Our working capital, defined as current assets minus current liabilities, was $3.3 million, $1.0 million and $5.4 million at December 31, 2001, December 31, 2002 and December 31, 2003, respectively. Working capital in 2002 declined $2.3 million from 2001 due primarily to a reduction in cash used to fund operating losses. In 2003, working capital increased $4.4 million as we began to generate positive cash flow from operations.

We expect to meet our obligations as they become due through existing cash balances, internally generated funds and the proceeds from the shares sold by us in this offering. We believe the working capital available to us will be sufficient to meet our cash requirements for at least the next 12 months.

Investing Activities

Our investing activities represent cash payments for property and equipment. In 2001 and 2002, we added $0.6 million and $0.1 million of property and equipment, respectively. In 2003, we added approximately $0.4 million of property and equipment related primarily to the addition of servers and other computer equipment and the expansion of our offices in China. We expect capital expenditures to increase in 2004 and thereafter as the mobile value-added services carry more multimedia data for display and as more powerful mobile phones enter the market, requiring additional equipment investments by us.

Financing Activities

Historically, our recurring cash flows provided by financing activities have been from the receipt of cash from the issuance of shares of our equity securities, including shares issued upon the exercise of stock options. We received cash proceeds from these issuances in the amount of $0, $1.8 million and $0 in 2001, 2002 and 2003, respectively.

Contractual Obligations

A summary of our contractual obligations at December 31, 2003 is as follows:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating leases (1)	$599	$372	$227	$—	$—

Total	$599	$372	$227	$—	$—

(1)	Operating leases are primarily for leased office space and for leased office equipment.

Off-Balance Sheet Arrangements

We do not have any significant off-balance sheet arrangements. For the years 2001, 2002 and 2003, we were the primary beneficiary of two VIEs, Shanghai Mtone and Suntek. The financial statements of those entities have been included in our consolidated financial statements.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to risk for changes in interest rates relates primarily to our investments in short-term financial instruments. Investments in both fixed rate and floating rate interest earning instruments carry some interest rate risk. The fair value of fixed rate securities may fall due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Partly as a result of this, our future interest income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that have fallen in estimated fair value due to changes in interest rates. However, as substantially all of our cash equivalents consist of bank deposits and short-term money market instruments, we do not expect any material change with respect to our net income as a result of an interest rate change.

Foreign Currency Risk

Substantially all our revenue and expenses are denominated in RMB, but a substantial portion of our cash is kept in U.S. dollars. Although we believe that, in general, our exposure to foreign exchange risks should be limited, our cash flows and revenue will be affected by the foreign exchange rate between U.S. dollars and RMB. For example, to the extent that we need to convert U.S. dollars into RMB for our operational needs and should the RMB appreciate against the U.S. dollar at that time, our cash flows would be reduced, which could materially adversely affect our business. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of declaring dividends on our common stock or for other business purposes and the U.S. dollar appreciates against the RMB, the U.S. dollar equivalent of earnings from our subsidiary in China would be reduced.

We have experienced immaterial foreign exchange gains or losses to date. However, we do not engage in any hedging activities, and we may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations.

Inflation

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 0.4%, 0.7%, (0.8%) and 1.0% in 2000, 2001, 2002 and for the 11 months ended November 30, 2003, respectively.

Recent Accounting Pronouncements

Below are summaries of the recent accounting pronouncements relevant to our business:

In January 2003, the FASB issued FIN 46, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, FIN 46 must be adopted for the first interim or annual period ending after December 15, 2003. We have early adopted and retroactively applied FIN 46 to consolidate our VIEs.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” This statement amends Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for companies that voluntarily change to a fair value-based method of accounting for share-based employee compensation. This statement also amends the disclosure provisions of Statement of Financial Accounting Standards No. 123. The provisions of Statement of Financial Accounting Standards No. 148 are effective for fiscal years ending after December 15, 2002. We have elected to continue to account for share-based compensation under the provisions of APB 25 and have followed the disclosure requirements under Statement of Financial Accounting Standards No. 148.

In June 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or as an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of this statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of this statement did not have a material effect on our financial position or results of operations.

In May 2003, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 03-05, “Applicability of AICPA Statement of Position 97-2, Software Revenue Recognition, to Non-Software Deliverables in Arrangement Containing More-Than-Incidental Software” (“EITF 03-05”). EITF 03-05 addresses the applicability of Statement of Position 97-2 regarding software and non-software deliverables in a multiple element arrangement, giving consideration to whether the deliverables are essential to the functionality of one another. EITF 03-05 is effective for interim periods beginning after August 13, 2003. EITF 03-05 did not have a material effect on our financial position or results of operations in 2003.

BUSINESS

Overview

Mtone is a leading developer and provider of interactive entertainment and social networking and other mobile value-added services to mobile phone users throughout China. We foster long-term customer loyalty by emphasizing subscription-based services allowing customers to socialize, communicate, compete, role-play and form relationships with each other in engaging interactive virtual environments. Our customers primarily access our services via their mobile handsets utilizing the networks of China Mobile Communications Corporation, or China Mobile, and, to a lesser extent, China United Telecommunications Corporation, or China Unicom, currently China’s two licensed mobile carriers. In cooperation with the mobile carriers, we market and support our mobile value-added services throughout China, primarily in 26 of the 31 provinces and in over two hundred cities. We believe that for 2003, in terms of revenue, we were one of the top three companies solely focused on mobile value-added services. We are entering into arrangements to offer our mobile value-added services to customers of the limited mobility services of China Telecommunications Corporation, or China Telecom, and China Network Communications Group Corporation, or China Netcom, offered over their personal access system, or PAS, networks.

Historically, we have provided our services principally through short messaging services, or SMS, distributed on the second generation mobile technology platform, or 2G. We have recently introduced, and continue to further develop, services on 2.5G, networks, and services based on wireless application protocol, or WAP, for information browsing, multimedia message services, or MMS, for transmission of multimedia information, interactive voice response, or IVR, for voice and audio-based services and Kjava for programming games and other applications.

Our customers pay for our mobile value-added services on a monthly subscription and/or a per-use basis. Our revenues in 2002 and 2003 were $7.2 million and $21.6 million, respectively. Our mobile value-added service revenues were $5.7 million and $20.5 million in 2002 and 2003, respectively. Our other revenues derive from fixed-line value-added services and network equipment, which have been discontinued since March 31, 2004.

China’s Mobile Phone and Mobile Value-Added Services Markets

In the last five years, China has emerged as one of the largest and fastest-growing mobile phone markets in the world. According to the Chinese Ministry of Information Industries, or the MII, the number of mobile subscribers in China at year end has grown from 43 million in 1999 to 269 million in 2003. At the end of 2003, the percentage of the population using mobile phones, or the penetration rate, was approximately 21% in China according to the MII, which compares to 56% in the United States, 62% in Japan, and 68% in South Korea, as of the end of 2002, according to the International Telecommunications Union, or the ITU. In addition, fixed-line operators China Telecom and China Netcom also offer limited mobility services through their personal access system, or PAS, networks to an approximately 35 million customers at the end of 2003.

Currently, two licensed carriers, China Mobile and China Unicom, compete in the Chinese mobile carrier market. At December 31, 2003, China Mobile reported approximately a 70% market share, with 182 million mobile users, and China Unicom reported it had approximately 78 million mobile users. Entry into the mobile carrier market is heavily regulated by the Chinese government. The Chinese government is currently considering issuing mobile carrier licenses to additional mobile phone operators such as China Telecom and China Netcom in connection with the deployment of the next generation of high speed mobile phone network, or 3G, technology.

Until recently, mobile phone usage was limited to voice based services. As voice services are becoming commoditized, average voice revenue per user has been declining over the past four years. Recognizing the opportunity presented by the mobile data services market, in 2000 and 2001, respectively, China Mobile and China Unicom adopted the mobile value-added data business model developed by Japan’s NTT DoCoMo’s i-mode service, which allows third-party service providers to provide value-added services over the carrier’s mobile networks. Under this successful business model, according to DoCoMo, as of February 2004, approximately 93% of its users subscribe to value-added services offered by third-party service providers, such as text messaging, games and information delivery. By generating network traffic and increasing a carrier’s average revenue per user, value-added service providers in China have become increasingly important partners for China Mobile and China Unicom. Those value-added service providers who create customer loyalty are becoming strategic business partners for the mobile carriers. Recently, China Telecom and China Netcom began to work with mobile value-added service providers, like us, to offer value-added services over their PAS networks.

In 1998 the first commercial wireless information services were available in China using wireless data networking and handset technology. Today, the market for mobile value-added services is based upon mobile phones and has rapidly expanded. The market is fragmented, competitive and at an early stage of development, with over 1,000 mobile value-added service providers in China at December 31, 2003, according to Norson Telecom Consulting or Norson. The vast majority of these companies are extremely small and offer services only in limited local areas. The larger service providers fall primarily into two categories. The first are the mobile-focused companies that provide only mobile value-added services and recruit customers primarily through co-marketing activities with the local mobile phone operators. The second are companies with origins in the Internet market that recruit their mobile value-added customers primarily through web and email marketing. There are an estimated 80 million Internet users in China at the end of 2003, according to the China Internet Network Information Center, and this second group of companies has been successful in leveraging their established user bases to recruit mobile users. However, a significantly larger number of mobile users do not use the Internet.

In China, phone-to-phone text messaging was the first broadly adopted mobile data service in 2000. These text messages were delivered utilizing SMS, with nearly all mobile phones used in China being SMS capable. Simultaneously, mobile value-added service providers began offering other new services using the SMS capability. SMS-based messages sent in China through value-added service providers grew from 18 billion in 2002 to 66 billion in 2003, according to Norson. This growth was driven by: the marketing by the mobile carriers of phone-to-phone text messaging; the development and marketing of new services using the SMS capability by third party service providers; and continued high growth in the number of new mobile users.

Mobile value-added service providers currently offer chat dating, competitive interactive games, multiplayer online games, horoscopes, download of ringtones, images and wallpaper, animation, downloadable stories, news, and voice-driven services, and continue to expand their offerings. We expect that segmentation in the types of services offered by value-added service providers will increase as the China mobile phone market continues to grow. According to MFC Insight, the number of mobile value-added service users is expected to grow from 115 million in 2003 to 290 million users in 2005.

Value-added Services Market Growth Drivers

We believe that growth of the mobile value-added services market in China will be driven by increasing numbers of mobile users and by technological advances in mobile handsets and mobile network infrastructure. According to MFC Insight, the number of mobile subscribers is projected to grow to nearly 450 million subscribers by the end of 2007.

Mobile carriers in China have continuously upgraded their network infrastructure to support higher data rate applications. Similarly, handset manufacturers are rapidly advancing the technical capabilities of mobile phones.

The mobile network standard most broadly adopted by China Mobile and China Unicom is the Global System for Mobile, or GSM, communications standard. China Unicom also offers a service based on Code Division Multiple Access, or CDMA, the widely adopted mobile telephone standard in the United States and South Korea. The first generation of GSM technology is referred to as GSM. Described below are the various generations of GSM technology either currently available or under development, and related applications supported and data speeds.

Name	Technology	Primary Application	Typical Data Speed
GSM	Digital	Voice	None
GSM-2G	Digital	Voice and Messaging	9.6 Kbps* Shared
GSM-2.5G	Digital	Voice, Messaging and Data	10-40Kbps
GSM-EDGE	Digital Overlay	Voice, Messaging and High Speed Data	70-100Kbps
3G	Digital	Voice, Messaging, Data, Images, Video	144Kbps-2.4Mbps**

*	Kilobits per second
**	Specifications are 144Kbps when mobile and 2.4 Megabits when stationary.

The second generation of GSM, or 2G, is currently available throughout China, and general packet radio service, also known as GPRS which together with CDMA1x is known as 2.5G, are being rapidly deployed. The Chinese government is currently evaluating the issuance of 3G licenses.

Mobile handset hardware technology is also rapidly evolving from voice and messaging to support multimedia-data-driven applications. High resolution color screens are now standard in Japan and South Korea, with other markets such as China quickly following. Mobile phones are or will be available in 2004 incorporating digital cameras with resolutions exceeding one megapixel, music players based on the MP3 standard, advanced video capabilities, 3D graphic engines and PDA functionality.

In addition to these advanced hardware features, mobile handset manufacturers have begun to embed new application communications standards and programming languages such as: MMS, for image exchange; wireless application protocol, or WAP, for mobile browsing; and Kjava for real-time, wireless delivery of applications programs, such as interactive content, and game downloads onto mobile handsets. Kjava-enabled handsets are expected to be widely available later in 2004, and are expected to result in dramatic advances in new user services.

Described below is the approximate year of availability of GSM handsets supporting various application standards and providing the indicated features and capabilities.

Year	Protocols Supported	Features and Capability
1995	GSM with SMS	Voice, SMS
1998	GSM with WAP	Voice, SMS, Browser
2000	GSM with MMS	Voice, SMS, MMS, Browser, Color Screens, Download Ringtones
2001	GSM with Game Play	Voice, SMS, MMS, MP3 Player, Operating System
2003	GSM Picture Phones	Voice, SMS, MMS, Kjava, Digital Camera, Video Player
2004	GSM 3D Game Engines	Voice, SMS, MMS, Kjava, MP3, Camera, Video Player, 3D Animation

CDMA handsets are evolving in a similar manner.

With these hardware and communications capabilities, mobile phones are rapidly acquiring a number of features similar to the personal computer, scaled to the size and functionality of the mobile handset and networking technology. These new capabilities will substantially enrich user interfaces and complex interactions via the carrier’s network to create a new generation of value-added services beyond text messaging. These mobile value-added services will be commensurately complex.

To offer limited mobility services, China Telecom and China Netcom are utilizing PAS technology. This PAS technology is based on early cordless telephone technology but has been significantly enhanced during use in China to incorporate many of the attributes typically found in mobile phones but with a more limited range.

Service Provider Challenges

We believe that the mobile value-added service providers face the following challenges:

Increasing Technological Complexity.    Value-added service providers must have the management and technical expertise to adequately respond to the increasing technological advancement and complexity of mobile handsets and networks. To succeed, service providers must be able to foster, integrate and sustain new services involving media-rich content, convenient interfaces and large numbers of databases, subscribers and virtual environments. Addressing these challenges requires not only technological skills, but also the ability to manage large, technically complex service development and delivery efforts.

Demand for Compelling Content.    The evolving capabilities of mobile handsets and networks are enabling value-added service providers to offer, and leading customers to expect, increasingly sophisticated services and compelling content. Service providers can license externally developed content, including brands, or if they have the necessary resources and culture, internally create and develop their own content. Having internal content development capability allows a service provider to differentiate its offerings, build and control its own branded services and ultimately to build franchises around these brands. Control of content further provides greater flexibility to respond to evolving market needs and segmentation. Differentiation and control of pricing can also result in higher margins.

Sales, Marketing and Support Requirements.    The size and increasing complexity of the mobile phone market in China requires value-added service providers to have large, sophisticated national sales, marketing and support organizations. To succeed in China’s market, service providers must possess strong relationships with China’s mobile carriers, including their provincial and local city-level operators, and also other channels that can promote their services. The sales and marketing forces must have the resources to track and understand customers and competitors, and successfully reach a large customer base. Service providers must also have a customer support orientation and the support capabilities to deliver customer satisfaction.

Our Solution and Competitive Strengths

We develop, provide and support mobile value-added services throughout the China market. Utilizing our technical and creative expertise, we create and design services to attract and retain customers through functionality that enables extensive social interactions to create long-term customer loyalty. We specialize in providing subscription-based services for online multi-user interactive entertainment that can be enjoyed over extended periods of time. These services encourage customers to compete, socialize, communicate and role-play through our engaging virtual environments and games. We also provide access to: humor via virtual Mtone characters, personalized content, including sports data and celebrity information, and downloadable audio and visual mobile content.

We believe that our revenue and customer growth are a result of the following competitive strengths:

•	Significant Management and Technical Expertise. We were founded in 1994 in Santa Clara, California in Silicon Valley to address the wireless data market. Our chief executive officer and our chairman have been with us since inception. We have significant technical expertise, large scale engineering management capability and experience in mobile handset embedded software, wireless telecom networking technologies and application communications standards. We have provided mobile phone-based value-added services since 2000. Prior to 2000, we developed a complete wireless data networking system, including the related hardware, communications protocols, applications and mobile terminals. With our internally developed system, we provided the first commercially available mobile stock trading and information services in China in 1998. In 2000, we began to provide wireless content for China Mobile’s first GSM/WAP services. Our expertise, commitment and experience in managing complex engineering projects allow us to design, develop and deliver sophisticated new services using advanced mobile technologies.

•	Internal Content Creation Capability. We have developed a company culture that fosters innovation and creativity, blending our U.S. technology industry experience and management with our local knowledge of customer needs. Approximately 90% of our revenues in 2003 were derived from internally developed services and content. We believe our internal content creation capability allows us to ensure service quality and differentiate our service offerings from those of our competitors, and build services that drive social networking allowing us to maintain our margins and build sustainable franchises around service offerings that we own and control. Using internal content creation capability, we developed Virtual Pal, the first virtual friend service for mobile users in China. Virtual Pal has already attracted over 1.5 million customers since introduction in the fourth quarter of 2002 and has been released in five editions. In recognition of our original content, we received the 2002 Grand Award for Mobile Innovation in Shanghai.

•	Disciplined Marketing, Service Development and Delivery Methodology. We maintain a disciplined service development process to enable us to understand the market and customer needs, and to develop and deliver effective services. As our market evolves and services become more technologically complex, we believe that such discipline is a prerequisite for success. As part of our process, for our major services, we conduct extensive end-user and marketing partner surveys to ensure sufficient market size and demand; we create service prototypes to ensure technological feasibility and performance; and, in conjunction with broader service introductions, we perform coordinated customer support training, operational service testing and marketing roll-outs in each of our various local markets. Following the launch of a new service, we continue to enhance our offering based on customer and partner feedback. In 2003, Jiangsu Mobile awarded us the Best Service Award and the First Prize Outstanding Mobile Service Provider Award in Jiangsu Province.

•	Strong, Comprehensive and Well-Supported Carrier Relationships. Because we deliver our services via our mobile carriers’ networks, particularly those of China Mobile and China Unicom, the excellent cooperative relationships that we have developed with these carriers are critical to our business. These relationships are essential for us to introduce and market new services, recruit new customers from all of their user segments and collect revenues from our customers. We have separate nationwide sales and marketing teams for each carrier. The nationwide coverage of our teams allows us to promote services both through the carriers’ corporate headquarters and with their local operators in over 200 cities throughout China, and to monitor customers and competitive trends throughout China. We were one of the first companies to work with China Mobile in developing the mobile data services market, and provided WAP information for China Mobile when the initial mobile data service was launched in 2000. Since then, offering attractive services of a consistently high quality to our carriers’ users has been one of the most effective means by which we have cultivated our healthy relationship with both China Mobile and China Unicom.

•	Focus on Subscription-Based Content. We derive approximately 90% of our revenues from subscription-based content. We believe our focus on subscription-based content allows us to foster long-term relationships with our customers and generates customer loyalty. Our resulting understanding of customer usage and behavior facilitates our ability to refine our existing services and enhances our ability to offer attractive new services. Our subscribers benefit from having a known monthly cost for mobile value-added services, generally regardless of usage. At the same time, having subscription-based services provides us with a more predictable source of recurring revenue.

•	Successful Mass Media Collaborations. Although we develop most of our value-added services internally and market them through our own sales and marketing team, we have also engaged in successful development and marketing arrangements with companies in television and movies that target a mass consumer audience. For example, in December 2003, we and China Mobile, along with Motorola and BMW, co-sponsored a major comedy movie, Cell Phone. Simultaneous with the film’s release, we launched an interactive social networking role playing game service also entitled Cell Phone across China, resulting in a substantial number of new customers. In one month, we recruited approximately 300,000 subscribers. We are also a major mobile game services partner of Channel V, a popular Chinese television music channel. Together, we offer a mobile multi-player interactive music-based travel game that Channel V promotes during its programming. We believe that these and other collaborative media arrangements have and will be successful in attracting customers to our services and that these arrangements will become even more important as users increasingly look to their mobile phones as gateways for information and entertainment services.

•	Nationwide Customer Support Organization. We have significantly invested in our customer support organization. We believe we are one of the few mobile value-added service providers with a major customer support organization in each of China’s 23 most populous provinces. We believe that the size and quality of our customer support team significantly enhances customer satisfaction with our services. Our services have been ranked number one in comprehensive service provider customer support surveys in Shanghai in October 2003, November 2003 and December 2003, and in Guangzhou in the first and third quarters of 2003. By addressing customer questions and complaints that might otherwise be directed to our carriers, we significantly strengthen our relationships with our mobile carriers by reducing their customer support burden. Our customer support team maintains close contacts with, and provides customer feedback to, our service development team and our sales and marketing team helping us to introduce and market compelling customer oriented services.

Our Strategy

Our objective is to enhance our leadership position in mobile interactive entertainment services in China. We plan to integrate the capabilities of the next generation mobile handsets and infrastructure with our services to provide engaging new media-rich interactive mobile value-added services. We believe that enhancing social interactions and relationships among users of our services fosters long-term customer loyalty, increases the entertainment value of our services and reinforces our subscription-based business. Specific elements of our strategy include:

•	Extend Service Innovations and Technology Leadership. We plan to further increase our service development resources and capabilities. Mobile handsets entering the market this year will incorporate new features, such as digital cameras, music players, advanced video decoders, 3D graphic engines and PDA functionality. We intend to provide customers services incorporating each of these new media-rich features in an integrated, unified interface and operational environment. Currently we are collaborating with selected handset manufacturers to embed our software in their next generation products providing support for our new interactive multimedia services. We intend to continue leveraging our substantial technical and management expertise in the software, telecom and wireless industries to work with mobile carriers to ensure the timely introduction of technologically innovative services to our users.

•	Content Creation and Control. To enhance the user experience, and control and build differentiated branded services, we will continue to emphasize the internal design and development of our own content. Our internally designed content will incorporate the various new media capabilities of next generation mobile handsets, such as video, 3D animation and MP3 audio capabilities. We plan to further increase our content generation resources and capabilities and to continue fostering an environment in which innovative people and processes can flourish. As appropriate, we will license compelling third party content.

•	Enhance Sales and Support Organizations. We intend to expand our nationwide sales organization to drive new subscriptions and to introduce nationwide—yet localized—services. We believe that our strong nationwide presence allows us to more effectively penetrate all segments of mobile users in China. By leveraging our sales team’s considerable knowledge of local communities in China, we expect to introduce and enhance services that are attractive to users in different provinces in China. In addition, we plan to improve our website to strengthen our capabilities in marketing to Internet users. We believe that our customer support organization is one of the largest in our industry, and we plan to further strengthen our capabilities by continuing to invest in personnel training and support infrastructure to boost customer satisfaction and improve customer retention.

•	Build Upon Relationships with Mobile Carriers. We intend to build upon our already strong relationships with China Mobile and China Unicom and to further develop our relationships with China Telecom and China Netcom to expand our customer base, refine our existing services and introduce new service offerings. We will develop more services that support the strategic initiatives of the carriers, particularly as they relate to new technologies.

•	Strengthen and Expand Strategic Media Collaborations. We believe that our services, which are generally entertainment oriented, are highly complementary with certain mass media, such as movies and TV programs. We plan to continue strategically collaborating with selected film production studios and TV networks to introduce new services. These collaborations are intended to function as catalysts to introduce trend-setting new services, to create brand awareness, and to increase our appeal across the broad spectrum of mobile users.

•

Expand Our Market Presence in China and Develop New Markets.    We intend to expand our market presence in China, which may include acquisitions of complementary technologies and businesses. In addition, new mobile data markets may become attractive, as mobile infrastructure improves and the use of mobile data becomes more widespread. We intend to enter, where appropriate, these new markets where we can leverage our mobile service expertise, significant operational resources and innovative service offerings.

Services

We have developed and provided mobile value-added services commercially in China since 1998. Our initial offerings included simple informational services such as weather and news information provided on proprietary handsets. Over time our business has evolved to focus on online multi-user interactive entertainment services. These services allow customers to role-play with other customers in fantasy settings that range from ancient to modern China. In these settings, players strive to achieve goals that can only be attained by competing, socializing and communicating with other players. In certain services, subscribers interact with virtual Mtone characters. We design our services to entertain our customers and to help them create social networks with other customers with similar interests, and thereby to create long-term customer loyalty.

The first generation of mobile value-added services, including our multi-user interactive entertainment services, were based on SMS technology. SMS-based services have provided the substantial majority of our revenue to date. However, handset technology that improves usability, supports multimedia communications and provides greater game playing capabilities is now emerging in volume in the marketplace. These technologies include support for advanced 2.5G or GPRS networks, WAP for information browsing, MMS for transmission of multimedia information, IVR for voice and audio-based services and Kjava for programming games and other applications.

While we continue to develop and offer new applications using the traditional SMS technology, as the revenue opportunity grows with the number of advanced mobile handsets, we are increasingly developing and offering new services utilizing the new advanced capabilities in integrated services. These advanced features allow us to provide unified services and functionality including:

•	multimedia applications, including color graphics;

•	the downloading and uploading of images;

•	the downloading of audio files, ringtones, voice and video; and

•	interactions between customers through voice, audio and images, as well as text messaging.

While development of a service using one of the new capabilities is not an overwhelming challenge, the development of interactive multi-user services that integrate multiple functions is much more complex and requires more time, technical capability and resources.

The following is a partial listing of interactive games and entertainment services, downloadable mobile content and information services that we currently or will soon provide:

SMS-Based Services	WAP/MMS/IVR/Kjava Based Services

Cell Phone (multi-user role playing social networking interactive dating game)

Legend of Three Realms (multi-user interactive role playing game)

Competitive Treasure Island (multi-user interactive Q&A)

Pao Pao Xiao Xin (Interactive Virtual Pal)

Constellation Dating (multi-user interactive dating service)

Festive Greetings

SMS Ringtones (both monotonic and polyphonic)

SMS Logos

Absolute Privacy Blog Diary

Peanut Pie (entertainment news)

Tien Xia Soccer Sport Real Time Updates

Channel V Music Travel Game

Crosswords Timed Puzzle (multi-user interactive entertainment)

WAP Dance with Pictures (download of pictures)

WAP Horoscope

WAP Ringtones

WAP and MMS Pao Pao Xiao Xin (Interactive Virtual Pal)

WAP and MMS Cell Phone (multi-user role playing social networking interactive dating game)

MMS Super Greetings Show

MMS Full Contact of Love

IVR Invincible Lucky*

IVR Constellation Love*

IVR Confession of True Feelings*

IVR Pao Pao Xiao Xin (Interactive Virtual Pal)

Kjava Karaoke

Kjava Legend of the Three Realms (multi-user interactive entertainment)**

*	Service available in the second quarter of 2004.
**	Service available in the third quarter of 2004.

The following is a more detailed description of some interactive games and entertainment services, downloadable mobile content and information services that we currently provide:

Interactive Games and Entertainment

Our interactive games and entertainment services are designed to be fun, challenging and captivating. Some of our games are designed for competitive play over a limited duration, while others are designed to engage customers over an extended period of time. All are internally developed and are designed to create long-term customer loyalty. Generally, our games are intended to enable a common user experience that promotes sustainable social interaction among customers, and address fundamental human social needs, such as competition, communication, fantasy and socialization. We believe this leads to continuing game play and ongoing use of our services.

Some of our popular interactive games and entertainment services include:

Cell Phone.    Our innovative social networking game Cell Phone is based on the popular Chinese movie of the same name. The movie is a comedy directed by one of China’s best-known directors, Feng Xiaogang. Customers can play this multi-user virtual social networking dating game that revolves around the plot of the movie to engage with their fellow service customers in a virtual environment combining role-playing, romance and text messaging. The original version of the game was SMS-based. An MMS version of the service is now available, as is a WAP version. The MMS version of the game enables downloads of photos and images. The WAP version of the game enables chat among fans of the film and facilitates the download of content related to the film, including music, pictures, posters and photos of the movie stars.

Legend of the Three Realms.    The Legend of the Three Realms is a multi-user interactive social networking role playing game set in a mythical ancient Chinese world, where customers form relationships, use martial arts to combat other players, win resources and improve their score. Customers meet and interact in a virtual environment designed to provide a common experience and build social interactions between customers. This innovative service also allows users to create characters with unique personalities in a virtual world. The current version of the game is SMS-based. A Kjava version is planned for release embedded in a next generation handset during the third quarter of 2004, which will provide a highly graphics-intensive experience.

Competitive Treasure Island.    Competitive Treasure Island is a sophisticated, SMS-based multi-user interactive question and answer game. Customers are able to challenge any other customer to a question-and-answer duel. The game generates questions for both players that must be answered within an allotted time period. Game functions allow players to chat and wager virtual chips against each other, providing players with a more interactive and social experience.

Virtual Pal or Pao Pao Xiao Xin.    Our Virtual Pal service takes the form of a virtual character that has the persona of a mischievous boy who befriends the customer by sending jokes, quizzes, personality tests and other entertainment information to the user. Subscribers to this service can chat among themselves in the Virtual Pal environment. Our goal is to create a bond between the customer and the Virtual Pal similar to that between a daily comic strip character and a reader. We have created a cartoon image of Pao Pao that we use for branding and advertisements. Pao Pao is featured in a variety of storylines and seasonal settings, and on promotional merchandise that we offer, including desktop and wallet calendars. This service is now offered in SMS, MMS and WAP versions and will soon be offered in an IVR version as well.

Constellation Dating and Chat.    Our Constellation Dating service allows members to find other members with the same astrological signs to chat anonymously. Customers can also chat with our computer-generated character. We group users according to their astrological signs and send them weekly personalized horoscopes. Soon we will also offer chat services using voice-based IVR capability to allow people to develop more community-like environments.

Absolute Privacy.    Our Absolute Privacy service is a mobile-driven web log, or blog, where users can read content provided by both other users and by guest writers invited by the service. Users can communicate with each other to discuss blog postings and also to post their own information. We currently deliver Absolute Privacy via SMS and are developing an IVR version for operation on mobile phones.

Downloadable Mobile Content

Our mobile content services allow customers to personalize their mobile phone experience by downloading applications that allow users to customize their user interface. In addition to internally developed offerings, our downloadable mobile content incorporates third-party information and images. Some of our popular newer download services include:

Festive Greetings.    Customers to our Festive Greetings service receive a set of greetings for special holidays. The customer may then forward these greetings to family and friends. This is a monthly service in which customers are only charged if they are sent a selection of festive greetings. Our greeting card services are currently available via SMS and MMS.

Ringtones.    Our SMS and WAP-based ringtone services allow customers to take advantage of the polyphonic capabilities of their mobile phones to download a variety of ringtones. Users can program their phones to play different ringtones for different callers or data services. Ringtones available through our WAP-based service include: poems, jokes, movie dialog, drama music, songs, sounds of nature, animals and daily life.

Logos.    Our SMS-based logo, or wallpaper, service allows customers to download logos to personalize their display from a library of 1,700 images.

WAP E-Books.    Users of our WAP e-book service can browse and download from multiple comic books including Baby BaoBao, Cupid’s Interview, Vampirism Forbidden and Jolterhead Baseball Team.

WAP Pictures.    Our WAP-based picture service allows customer to download pictures and wallpaper compatible with over thirty brands of mobile phones in numerous categories, including stars and idols, cartoons, animals, humor, scenery and calendars.

MMS Pictures.    Our MMS-based picture download services include Fashion Lane, Music Magazine, Nature Pictures and Dating Girl, each of which allows the download of a defined category of pictures.

Kjava Karaoke.    Our Kjava-based karaoke service allows users to select from a variety of karaoke songs which they can download onto their handsets. They can then play the song on their handset and sing along with the downloaded music.

Information Services

Our first mobile information services included weather, news and stock quotes. We now also offer customers more customized information targeted to their specific interests. These services include:

Peanut Pie.    Peanut Pie is an SMS-based entertainment service that provides celebrity information from different areas of the entertainment industry. Customers can choose to receive information about actors, musicians and sport stars.

Event-Driven Sports Updates.    We provide updated sports information on an event-driven, near real-time basis via SMS to customers, including statistics such as soccer goals, blocked shots and other game information.

Users sign up for services by using their handset keypads to enter our unique service and provider codes. For example, by sending the phone number 333.1818, a user can subscribe to our Legend of the Three Realms service. Users can also log on to our website to subscribe for our services. Mobile phone users become aware of our services through multiple methods including local newspaper advertisements, co-marketing with the carriers and through our mass media partners. We also can notify mobile phone users of our new services through short messages, which describe the service offered and the fee for the service, to which the customer can respond with a one-button response. Depending on the service, payment options may include an automatically renewing monthly subscription fee, a pay-per-use fee, or a combination of a subscription fee plus a pay-per-use fee. In 2003, approximately 90% of our revenues came from subscription services which were based upon content that we created, designed, developed and operate internally.

Since 2002, we have focused on developing monthly subscription based services. The range of fees for our services is RMB2.5 to RMB12 ($0.30 to $1.45) for monthly subscriptions, RMB0.2 to RMB2.0 ($0.02 to $0.24) per download and RMB0.3 to RMB1.0 ($0.04 to $0.12) per minute for our IVR services. For instance, the monthly subscription fees for our Virtual Pal service and our Constellation Dating chat service are RMB7 and RMB8 ($0.85 and $0.96), respectively, and the per download fees for our Festive Greeting and SMS ringtone services are each RMB0.5 ($0.06). New services are being tested with pricing as high as RMB30 ($3.62) per month.

Service Engineering and Development

The mobile value-added services industry is subject to rapid technology and market changes. With each successive generation, mobile phones incorporate additional advanced features. Current mobile phones include WAP browsers, MMS, Kjava, MP3 music, 3D animation, IVR, camera capability and other advanced functionality. These capabilities are opening up new market opportunities.

We have significant technical expertise and experience in mobile handset software, networking technologies and application communications standards. Our expertise, commitment and experience in managing complex engineering projects allow us to design, develop and deliver sophisticated new services using advanced mobile technologies. To support next generation mobile phone capabilities, we continue to invest in technical service development. We are hiring additional technical staff in areas such as Kjava programming and audio, video and graphics. We are also developing expertise in the use of animation and media-rich user interfaces and the creation of more complex interactive game play. Our engineering and operations organization of 125 people is based in Beijing, Shanghai and Guangzhou.

We have consistently focused on internally creating our services and the underlying content. We have a disciplined development process. All major new services from the concept phase to the beta testing phase must pass multiple rounds of test marketing, moving from our sales organization to our carrier partners and then to multiple large groups of potential end users. This process, along with the customer information derived from our ongoing subscriber relationships, allows us to assess the market viability of potential services prior to full commercial rollout, and to better design and deliver attractive services to our customers. In 2003, we developed a number of successful new services including Cell Phone, Legend of the Three Realms, Entertainment Peanut Pie, Constellation Dating and Festive Greetings.

To ensure the successful commercial introduction of new services, we involve engineers and staff from the development, billing services and operations departments in the service development process. Prior to commercial launch, to help ensure reliable delivery of our services over the carriers’ networks and accurate billing, we test large-scale volume transactions with the local provincial carriers. For certain services, we also test handsets from different vendors for compatibility.

Sales and Marketing

We sell and market our services primarily to and with China Mobile and China Unicom. We have invested significant time and resources in building strong, cooperative relationships with the carriers and their local operators. In turn, the carriers are supportive of our services and marketing efforts, because they benefit directly from significantly increased network data traffic, and increased average revenue per user and greater customer loyalty.

We have also built a broad, nationwide sales and marketing organization that works with the carriers at both the national level, at their corporate headquarters in Beijing, and at the local level, with their respective local operators in over two hundred of China’s largest cities. We have divided our sales personnel into teams devoted to and knowledgeable regarding each of China Mobile and China Unicom. Our China Unicom sales team currently also works with China Telecom and China Netcom. Our large sales operation allows us to highly leverage our development and marketing efforts and achieve high economies of scale in our operations and delivery of services. We currently employ 111 sales, marketing and business development personnel and we will continue to expand our sales, marketing and business development team to promote our services and develop new alliances.

Our numerous local sales presences allow us to track and monitor more effectively the requirements of the local markets and carriers, from the provincial to the city level. Our local sales and marketing teams introduce and explain new services to local mobile carriers, provide detailed information on the services and advise on how to best position and promote our services in the marketplace. As a result, we often enter into co-marketing programs with local mobile carriers.

In addition to co-marketing programs, our sales and marketing organization is responsible for managing local media and advertising placements, and also providing local carrier support in 23 provinces. The presence of these local teams allows us to decentralize decision making, where appropriate. For example, we empower local teams to determine with a regional manager what services and promotional programs are best suited for a particular local market. Our ability to respond to local needs differentiates us from other service providers without local sales and marketing presences, especially those providers that recruit customers primarily through the Internet.

We utilize many methods of marketing our mobile phone services. These include newspaper advertising, radio advertising, press releases, co-marketing with the local carriers and distributions of SMS messages, known in the industry as “SMS pushes,” to potential mobile users of our services. We are also starting to market services through handset manufacturers by providing embedded applications.

As part of our national sales and marketing strategy, we also have a business development team that creates partnerships with companies in television, movies and other media outlets that target a mass user audience. We believe that mobile services that are based upon popular media content, such as movies or television, can increase the rate of user adoption of our mobile value-added services. For example, we jointly developed and marketed an online game service that allows viewers of Channel V, a popular national television music channel, to participate in a paid music-based travel game. These types of cooperative arrangements allow our media partners to maintain a strong interactive relationship with their customers, while allowing us to add new service offerings and customers.

Customer Support

We have invested substantial resources in developing a strong customer support and support department, which includes 58 full-time staff, covering 23 provinces throughout China. In contrast to the more limited customer support efforts being made by the majority of our competitors, we believe we provide a more friendly and supportive customer support experience. For instance, we offer a local telephone number for customers to call with questions or concerns. This local service allows us to provide a heightened level of customer support, and as a result provide a higher quality overall user experience. Through our customer support centers, we also collect direct local customer feedback, allowing us to improve our services and customer experience. For major services introductions, such as Cell Phone, our nationwide customer support organization can train the local carrier customer support organization as well as deal with customer questions regarding the new service. Our services have been ranked number one in comprehensive service provider customer support surveys in Shanghai in October 2003, November 2003 and December 2003, and in Guangzhou in the first and third quarters of 2003.

Competition

The mobile value-added service industry in China is fragmented. Although there are over 1,000 value-added service providers, the majority are small and local. There are currently other major nationwide mobile value-added service providers focused solely on the mobile market such as NewPalm and Linktone. Among all the service providers, we believe that we have a unique business model. We emphasize subscription-based interactive mobile services based upon our own content that build user social networks within our services and leverage our nationwide sales and marketing platform and our ability to roll-out innovative services, customized to the local market.

We also compete directly with major Internet portals in China such as Netease, Sina, Sohu and Tom Online, each of which also offer mobile value-added services, and Tencent, a messaging-focused company,

which has recently announced its intention to become a portal. These portals offer mobile services such as ringtone and image downloading, as well as chatting services and messaging services between personal computers and mobile phones. We believe that the portals heavily use their Internet presence to recruit Internet users as customers for their mobile services.

The portal companies have multiple businesses ranging from advertisement, personal computer online games and various other activities that we believe subtract from their management’s focus on mobile value-added services. We believe that the mobile market itself, currently with nearly 270 million subscribers and growing rapidly, is sufficiently large to be the single focus of a management team.

We believe we compete favorably in the principal competitive factors in our market, which consist of the following:

•	Technical capability and engineering management experience;

•	Compelling content;

•	Service innovation and functionality;

•	Timely introduction of new services;

•	Effective marketing of services;

•	Carrier relations; and

•	Strong customer support.

We will continue to face significant challenges from current and potential competitors. Our ability to expand our business will depend on our ability to maintain our technological advantage and introduce timely and compelling services to meet the changing demands of mobile users.

Among other challenges we face are competitors that may be able to respond more quickly to new or emerging technologies and changes in customer demands. Our competitors may also have longer operating histories, significantly greater financial, technical or other resources, or greater name recognition than we do. Furthermore, it is possible that new competitors, including our carriers, or alliances or consolidation among competitors may emerge, and that the resulting entity could acquire significant market share. Although we believe we will be able to mitigate these challenges, competition could seriously harm our ability to sell our services and reduce our market share or require us to reduce the price of our services, which could harm our business, financial condition and operating results.

Service Platform

We provide our services from our single data center located in Shanghai, China, which is connected to 54 gateways of the various provincial mobile operators of China Mobile and China Unicom, including direct connections to the provincial mobile operators’ SMS gateways in 26 gateways out of 31 provinces for China Mobile’s network and 25 gateways out of 31 provinces for China Unicom’s network. These direct connections ensure both speed and greater accuracy with respect to our billing and collection for services. We have also recently begun to support services to China Telecom and China Netcom. Services for remote and less developed provinces are served through the carriers’ nationwide single-point SMS gateways. We are in the process of obtaining back-up capabilities to our data center for disaster recovery.

Our Shanghai operations center provides services 24 hours per day, 7 days per week. This department manages our billing and collections function, provides technical support for new services and maintains software support for existing services.

Arrangements with China Mobile, China Unicom, China Telecom and China Netcom

General

We provide our mobile value-added services principally through the networks of China Mobile and China Unicom, the two licensed mobile carriers in China. As a result, our business depends substantially on our relationships with China Mobile and China Unicom. We have also recently begun to provide services to some users of China Telecom’s and China Netcom’s limited mobility PAS networks. See “Risk Factors—Risks Related to Our Company—We rely on our mobile carriers to deliver and market our services.”

Mobile value-added service providers can connect to the networks of China Mobile and China Unicom at a limited number of national connection points or at each provincial operator. A single connection point failure can render the services inoperative for the entire country. We therefore chose to provide our services via direct connection to 25 out of the 31 provinces of China Mobile and 26 of the 31 provinces of China Unicom, with the remaining provinces covered by a single national connection point. We have recently begun to provide certain services to China Telecom and China Netcom at provincial connections. Our network connections are via an Internet protocol-based network connection from the commercial data center operated by Shanghai Telecom, where we have our services hosted. By connecting and working directly with the operators, we can more effectively co-market with the carriers and operators, we are more effective in dealing with any billing issues that may arise and we eliminate the potential for a single network failure to render all of our services inoperative.

When a customer uses our service on a pay-per-use basis, each piece of information that is transmitted contains billing information that the carriers capture on their billing records. For monthly subscription services, we send billing information to the local mobile carrier once a month. Following the month in which services are provided, the carriers reconcile their records with ours. There is always a difference due to lost messages, non-paying customers and other technical factors. Our revenue recognition is based upon the reconciled number and certain estimates.

Our affiliated Chinese company, Shanghai Mtone, has entered into arrangements with China Mobile and China Unicom on a national level to provide mobile value-added services through their networks. Shanghai Mtone has also entered into agreements with 26 of China Mobile’s 31 provincial operators, 25 of China Unicom’s 31 provincial operators, and numerous local operators relating to provincial and local services. Each of these agreements with each mobile operator covers a specific geographic area and/or service type.

Fees for Billing and Collection Services

We establish the fees for our mobile data services usually in consultation with mobile operators in China. We have established arrangements with the mobile operators pursuant to which we pay service fees and network fees with respect to messages that we send through the operators’ mobile value-added services platform.

Billing and Collection Service Fees.    China Mobile and China Unicom provide us with billing and collection services for our mobile value-added service business. China Telecom and China Netcom will provide us with these services after we have begun large-scale deployment of our services through their networks. The fees for our services are incorporated into the invoices to our mutual customers, which the mobile operators send to users on a monthly basis. We receive monthly statements from each of the mobile operators, which provide the total amount of fees that were charged to users for mobile value-added services that we provided. For a description of our wireless value-added services revenue recognition policy, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Revenue Recognition.” Also see “Risk Factors—Risks Relating to Our Business—We rely on our mobile carriers to deliver and co-market our services.”

With limited exceptions, China Mobile’s provincial operators charge us service fees equal to 15% percent of the gross revenues from our services. China Unicom charges us a service fee ranging from 8% to 25%

of our gross revenue. Our China Telecom provincial operator charges us a service fee of 15% of our gross revenues. In 2003, we received 6% of our mobile value-added services gross revenues from users of China Unicom’s network. To date, we have not recognized revenue from users of China Telecom or China Netcom. If a user does not pay the applicable fees for our services to our mobile carriers, the mobile carriers usually will not pay us for those services.

Network Fees.    If we send more messages over a particular network than our customers send to us, some of the mobile operators charge us a per message network fee for the excess number of messages. The amount of such network fee is different for SMS, MMS and WAP services and varies depending on the volume of wireless data messages sent. China Mobile, its provincial affiliates and two provincial affiliates of China Unicom currently charge us a network fee of RMB0.05 per excess SMS message. We do not pay China Unicom and most of its provincial operators any network fees.

Term and Termination and Other Material Provisions

The term of our contracts with our mobile carriers and their local operators are generally one to two years. We usually renew these contracts or enter into new ones when the prior contracts expire, but on occasion, the renewal or new contract can be delayed. The agreements can also be terminated in advance for a variety of reasons which vary among the individual contracts with the operators, including, for example, where we breach our obligations under the contract, a high number of customer complaints are made about our services or we cannot satisfy the operational or financial performance criteria established by the applicable operator. Several of our contracts with the operators can be terminated for no reason upon advance written notice.

Generally, our contracts with the mobile operators are silent on the arrangements relating to payment from the operators in the event such contracts are not renewed. Payment and billing disputes, if any, will therefore be resolved in accordance with the provisions in the contracts that generally provide that parties shall resolve disagreements though amicable negotiation (where such provision survives the termination of the respective agreements), arbitration, or through court proceedings.

We have only recently begun to enter into formal arrangements with China Telecom and China Netcom and to date, we have not recognized revenue from them. The specific termination and other material provisions of our more significant contracts with China Mobile and China Unicom are set forth below:

Monternet MMS Cooperation Agreement with China Mobile (national level).    The term of this contract is one year from August 31, 2003. The term is automatically renewable for an additional year, unless either party provides notice of its intent not to renew at least one month prior to the contract’s expiration. The contract provides that we shall not provide any other mobile operator the same MMS content that we provide to China Mobile. China Mobile receives a service fee of 15% of our gross revenues from the MMS services that we provide through China Mobile’s network, calculated from China Mobile’s internal records.

Mobile Data Cooperation Agreement with China Unicom (national level).    This contract has a term of one year from July 24, 2003 and may be renewed upon the agreement of the parties. This contract may be terminated earlier if we are unable to perform our obligations under the agreement or if we materially breach the agreement, including if:

•	Our services contain a material defect that results in damage to the network or data service platform of China Unicom, or the interests of individual subscribers;

•	The content of our services violates PRC regulations; or

•	The content of our services infringes the intellectual property rights of third parties.

Under this contract, we are entitled to receive a range of 60% to 90% of the gross revenues for our content services depending on usage of our services. We are also obligated to pay network service fees but have not been charged those fees to date. If the discrepancy between our records and those of China Unicom is less than 5%, the payments made to us will be based on China Unicom’s records. If the discrepancy is greater than 5%, the contract provides that the parties will cooperate to determine the correct amount.

SMS Cooperation Agreement with Guangdong Mobile Communication Co. Ltd., China Mobile’s affiliate in Guangdong (Guangdong Mobile).    This contract had an initial term of one year from November 7, 2002, and is renewable for additional one-year terms upon the agreement of both parties. We have renewed this agreement to date, and we maintain our existing operations under the original terms of the agreement. Guangdong Mobile has the right to terminate the agreement before its expiration upon a breach of the agreement by Shanghai Mtone, including if:

•	Shanghai Mtone, in the operation of its business or through its content, violates PRC regulations;

•	Shanghai Mtone makes material fee collection errors;

•	Guangdong Mobile’s customers complain about Shanghai Mtone’s service quality;

•	Shanghai Mtone damages Guangdong Mobile’s brand through its marketing efforts; or

•	Shanghai Mtone’s operations cause the breakdown of Guangdong Mobile’s network.

Guangdong Mobile receives a service fee of 15% of our gross revenues from the SMS services that we provide through Guangdong Mobile’s network, as calculated from Guangdong Mobile’s internal records.

Monternet SMS Cooperation Agreement with Jiangsu Mobile Communication Co. Ltd., China Mobile’s affiliate in Jiangsu province (Jiangsu Mobile).

This contract has an initial term of one year from June 18, 2003, and is renewable for additional one-year terms upon the agreement of both parties. Jiangsu Mobile has the right to terminate the agreement before its expiration upon a breach of the agreement by Shanghai Mtone, including if Shanghai Mtone:

•	Takes actions which adversely impact the functioning of or creates security problems in Jiangsu Mobile’s network;

•	Erroneously calculates customer fees;

•	Markets and promotes its services in an illegal manner; or

•	Improperly competes or commits acts of malice or fraud which adversely impact the business of Jiangsu Mobile or other service providers.

Monternet SMS Cooperation Agreement with Zhejiang Mobile Communication Co. Ltd., China Mobile’s affiliate in Zhejiang province (Zhejiang Mobile).

This contract had an initial term of one year from January 7, 2002, and automatically renews for additional one-year terms each year unless either party provides notice of its intent to terminate within thirty to sixty days prior to the anniversary date. We have renewed this agreement to date, and we maintain our existing operations under the original terms of the agreement. Zhejiang Mobile has the right to terminate the agreement before its expiration if:

•	Shanghai Mtone uses the standards, technology and interface developed for the Monternet SMS business for purposes unrelated to the Monternet SMS business;

•	Shanghai Mtone violates various representations and warranties regarding its business;

•	Shanghai Mtone fails, after notice from Zhejiang Mobile of serious user complaints, to make necessary improvements; or

•	Zhejiang Mobile determines to terminate the agreement after a comprehensive evaluation of Shanghai Mtone and its competitors.

Regulatory Environment

The telecommunications industry, including certain mobile value-added services, is highly regulated by the PRC government. Regulations issued or implemented by the State Council, the MII, and other relevant government authorities cover virtually every aspect of telecommunications network operations, including entry into the telecommunications industry, the scope of permissible business activities, interconnection and transmission line arrangements, tariff policy and foreign investment.

In September 2000, the PRC State Council promulgated the Telecommunications Regulations, or the Telecom Regulations. The Telecom Regulations and their annex, as amended, categorize all telecommunications businesses in China as either infrastructure telecommunications businesses or value-added telecommunications businesses, with ICP services and information services based upon mobile networks now classified as value-added telecommunications businesses. According to the Telecom Regulations, the commercial operator of such services must obtain an operating license. The Telecom Regulations also set forth extensive guidelines with respect to different aspects of telecommunications operations in China.

In December 2001, in order to comply with China’s commitments with respect to its entry into the WTO, the State Council promulgated the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FI Telecom Regulations. The FI Telecom Regulations set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign invested telecommunications enterprise. Pursuant to the FI Telecom Regulations, the ultimate capital contribution ratio of the foreign investor(s) in a foreign-invested telecommunications enterprise that provides value-added telecommunications services (including the radio paging services included in infrastructure telecommunications services) shall not exceed 50%. Pursuant to the Foreign Investment Industrial Guidance Catalogue, as of December 11, 2003 the permitted foreign investment ratio of value-added telecommunications services is 50%.

The Administrative Measures for Telecommunications Business Operating Licenses, or Telecom License Measures, were promulgated by the MII on December 26, 2001. The Telecom License Measures confirm that there are two types of telecommunications operating licenses for operators in China (including foreign-invested telecommunications enterprises), namely, licenses for infrastructure services and licenses for value-added services. With respect to the latter, a distinction is made as to whether a license is granted for intra-provincial or “trans-regional” (inter-provincial) activities. An appendix to the license will detail the permitted activities of the enterprise to which it was granted. An approved telecommunications service operator must conduct its business (whether infrastructure or value-added) in accordance with the specifications recorded on its Telecom Business Operating License. The Telecom License Measures also confirm that the MII is the competent approval authority for foreign-invested telecommunications enterprises.

Regulation of Mobile Value-Added Services

We focus on providing interactive entertainment services to the mobile phone users in China. There is currently no nationwide legislation that specifically addresses the provision of SMS. However, in some areas, such as in Beijing, Shanghai, Guangdong and Chongqing, the local governments have promulgated local rules applicable to SMS service providers operating within their respective jurisdictions. For example, on June 26, 2003, the Shanghai Communication Administration promulgated provisional administration regulations requiring SMS service providers to obtain licenses from or register with local MII branch office before providing SMS service within the city. The regulations also prohibit SMS operators from copying, promulgating or disseminating any content that:

•	opposes the fundamental principles determined in the PRC’s constitution;

•	compromises state security, divulges state secrets, subverts state power or damages national unity;

•	harms the dignity or interests of the state;

•	incites ethnic hatred or racial discrimination or damages inter-ethnic unity;

•	sabotages the PRC’s religious policy or propagates heretical teachings or feudal superstitions;

•	disseminates rumors, disturbs social order or disrupts social stability;

•	propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes;

•	insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or

•	includes other content prohibited by laws or administrative regulations.

At this time, it is unclear when national legislation might be issued to regulate SMS business, and it is likewise difficult to determine whether such legislation would stipulate nationwide requirements similar to the current trial provincial legislation.

Regulation of News Dissemination through SMS Services

There are currently no Chinese laws on a national level that specifically govern the distribution of news content through wireless applications other than the Internet, such as through SMS.

Regulation of Advertisements.

The State Administration of Industry and Commerce, or the SAIC, is the government agency responsible for regulating advertising activities in China. As with news dissemination, there are currently no nationwide uniform laws or regulations in China Chinese laws on a national level that specifically governing wireless advertising business through a medium other than the Internet, such as SMS services.

Regulation of Internet Content Services; Publications

Subsequent to the State Council’s promulgation of the Telecom Regulations in September 2000, the MII and other regulatory authorities formulated and implemented a number of Internet-related regulations, including but not limited to the Internet Information Services Administrative Measures, or the ICP Measures, the Internet Electronic Bulletin Board Service Administrative Measures, or the BBS Measures, and the Tentative Administrative Measures Concerning Internet Portals Carrying on the News Displaying Business, or the Internet News Measures.

The ICP Measures require that commercial ICP operators must obtain an ICP license from the appropriate telecommunications authorities in order to carry on any commercial ICP operations within China. The BBS Measures provide that any ICP operator engaged in providing online BBS is subject to a special approval and filing process with the relevant governmental telecommunications authorities. The Internet News Measures require that any ICP operator engaging in any news displaying services must obtain approval for those services from the appropriate governmental authorities on news.

The State News and Publications Bureau, or SNPA, is the government agency responsible for regulating publishing activities in China. On June 27, 2002, MII and the SNPA of the PRC jointly promulgated the Internet Publishing Tentative Administrative Measures, or the Internet Publishing Measures, which took effect on August 1, 2002.

The Internet Publishing Measures require Internet publishers to secure approval from SNPA. The term “Internet publishing” is defined as an act of online dissemination whereby internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, etc. that have already been formally published or works that have been made public in other media) and subsequently post the same on the Internet or transmit the same to users via the Internet for browsing, use or downloading by the public.

Under the relevant regulations, ICP operators and Internet publishers are prohibited from posting or displaying any content that:

•	opposes the fundamental principles determined in the PRC’s constitution;

•	compromises state security, divulges state secrets, subverts state power or damages national unity;

•	harms the dignity or interests of the state;

•	incites ethnic hatred or racial discrimination or damages inter-ethnic unity;

•	sabotages the PRC’s religious policy or propagates heretical teachings or feudal superstitions;

•	disseminates rumors, disturbs social order or disrupts social stability;

•	propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes;

•	insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or

•	includes other content prohibited by laws or administrative regulations.

Failure to comply with this content censorship requirement may result in the revocation of ICP licenses and the closing down of the concerned websites.

Regulation of Online Games and Internet Culture Activities

On May 10, 2003, the Ministry of Culture of the PRC promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures, which became effective as of July 1, 2003. The Internet Culture Measures require ICPs which engage in “Internet Culture Activities” to obtain a license for Internet Culture Business Operations from the Ministry of Culture in accordance with the Internet Culture Measures. The term “Internet Culture Activities” includes, among other things, acts of online dissemination of “Internet Cultural Products,” such as audio-visual products, gaming products, performances of plays or programs, works of art and cartoons, and the production, reproduction, importation, sale (wholesale or retail), leasing and broadcasting of Internet Cultural Products. In addition, these regulations require a separate review of the content of any online games which are imported into China.

Regulation of Information Security and Censorship

PRC legislation concerning information security and censorship specifically prohibits the use of telecommunication infrastructure where it results in a breach of public security, the provision of socially destabilizing content or the divulgence of state secrets.

•	“A breach of public security” includes breach of national security or disclosure of state secrets; infringement on state, social or collective interests or the legal rights and interests of citizens; or illegal or criminal activities.

•	“Socially destabilizing content” includes any action that incites defiance or violation of PRC laws; incites subversion of state power and the overturning of the socialist system; fabricates or distorts the truth, spreads rumors or disrupts social order; advocates cult activities; or spreads feudal superstition, involves obscenities, pornography, gambling, violence, murder, or horrific acts or instigates criminal acts.

•	“State secrets” are defined as “matters that affect the security and interest of the state.” The term covers such broad areas as national defense, diplomatic affairs, policy decisions on state affairs, national economic and social development, political parties and “other state secrets that the State Secrecy Bureau has determined should be safeguarded.”

According to the aforementioned legislation, it is mandatory for Internet companies in China to complete security filing procedures with the local public security bureau and for them to update regularly with the local public security bureau regarding information security and censorship systems for their websites. In this regard, the Detailed Implementing Rules for the Measures for the Administration of Commercial Website Filings for the Record, promulgated in July 2002 by the Beijing Administration Bureau of Industry and Commerce, or the Beijing AIC, state that websites must comply with the following requirements:

•	they must file with the Beijing AIC and obtain electronic registration marks;

•	they must place the registration marks on their websites’ homepages; and

•	they must register their website names with the Beijing AIC.

Foreign Exchange Controls

The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under the Rules, RMB is freely convertible into foreign exchange for current account items, including the distribution of dividends. Conversion of RMB for capital account items, including direct investment, loan or investment in securities outside China, however, is still subject to the approval of the State Administration for Foreign Exchange of the People’s Republic of China.

Dividend Distribution

The principal regulations governing distribution of dividends of wholly foreign owned enterprises include the Foreign Investment Enterprise Law, as amended and Administrative Rules under the Foreign Investment Enterprise Law. Under these regulations, wholly foreign owned enterprises in China may pay dividends only out of their after-tax income, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign owned enterprises in China are required to set aside at least 10% of their respective after-tax income each year, if any, to fund certain reserve funds unless such reserve funds have reached at least 50% of their respective registered capital. These reserves are not distributable as cash dividends.

Intellectual Property

We use a combination of trademark, copyright and trade secret laws and confidentiality agreements to protect our proprietary intellectual property. We have filed applications for several trademarks, including the Mtone names both in English and Chinese and our logo. Our outstanding trademark applications may not be allowed. Even if these applications are allowed, they may not provide us a competitive advantage. Competitors may successfully challenge the validity and scope of our trademarks. To date, we have relied primarily on trade secret laws and confidentiality agreements to protect our intellectual property related to our proprietary processes and know-how.

From time to time, we may encounter disputes over rights and obligations concerning intellectual property. We believe that our service offerings do not infringe the intellectual property rights of any third party. However, we cannot assure you that we will prevail in any intellectual property dispute.

Employees

As of March 31, 2004, we employed approximately 322 employees, including 125 in research and development and operations, 111 in sales, marketing and business development, 28 in general and administration and 58 in customer service. We have never had a work stoppage and none of our employees is represented by a labor organization or under any collective bargaining arrangements. We consider our employee relations to be good.

Facilities

Our corporate headquarters are located in Santa Clara, California where we lease approximately 1,056 square feet. Our primary operations and service development and marketing facilities occupy approximately 11,230 square feet in Beijing, China under a lease that expires in December 2005. We also lease approximately 13,250 square feet in Shanghai for sales, operations, finance, service development, support and marketing under leases that expire between October 2004 and June 2006 and approximately 5,060 square feet in Guangzhou, China for use as sales, development and support offices. We also have satellite offices in approximately 20 additional locations throughout China. The size and location of these satellite offices change from time to time based on business requirements. We do not own any manufacturing facilities. We believe our space is adequate for our current needs and that suitable additional or substitute space will be available to accommodate the foreseeable expansion of our operations.

Legal Proceedings

We are not involved in any legal matters that we believe will have a material adverse effect on our business. From time to time, we have received, and expect to continue to receive, notices of claims of infringement, misappropriation or misuse of other parties’ proprietary rights. Some of these claims may lead to litigation. We cannot assure you that we will prevail in these actions, or that other actions alleging infringement by us of third-party copyrights and trademarks, or the misappropriation or misuse by us of third-party proprietary rights, will not be asserted or prosecuted against us, or that any assertions of infringement, misappropriation or misuse will not materially or adversely affect our business, financial condition and results of operations.

MANAGEMENT

Executive Officers, Key Employees and Directors

The following table sets forth information regarding our executive officers, key employees and directors as of March 31, 2004:

Name	Age	Position
Raymond Chin	50	Chairman of the Board
Weijia Wang	45	President, Chief Executive Officer and Director
Dennis Ing	56	Chief Financial Officer
Felix Lam	56	Vice President of Engineering
Gilbert Valdez	35	Vice President of Corporate Finance
Wei Hu	32	Vice President of Sales for China Mobile
Fukang Dai	47	Vice President of China Unicom Sales and Customer Service
Jingyu Zhuang	31	Vice President of Finance-China
Douglas Wing Tak Chan	55	Director
Michael Kaufman	63	Director
Soo Boon Koh	53	Director
Seungjin Whang	51	Director
Andrew Yan	46	Director

Raymond Chin has been the chairman and a member of our board of directors since July 1994. Mr. Chin served as our chief executive officer from July 1996 until August 2003. From January 1995 to June 1996, Mr. Chin served as a general partner of Alpine Technology Ventures, a venture capital firm. From January 1990 to January 1995, Mr. Chin served as a general partner of MK Global Ventures. From June 1984 to April 1990, Mr. Chin held various positions at Ameritech Development Corporation. In addition, Mr. Chin was a member of the board of directors of Proxim, a wireless local area networking company, from April 1991 to March 2002, serving as chairman of the board from September 1991 until January 1996. Mr. Chin holds a B.S., M.S. and Ph.D. in electrical engineering from the University of Illinois at Urbana-Champaign.

Weijia Wang has served as our chief executive officer since August 2003 and as our president from July 2001 to July 2003. Mr. Wang has served as a member of our board of directors since March 1994. Mr. Wang served as our chief operating officer from July 1994 to June 2001. Prior to co-founding Mtone Wireless Corporation, Mr. Wang held various positions at Pacific Bell, Cellular Data, Inc. and Interval Research Corporation. Mr. Wang holds a B.S. and M.S. in radio electronics from the University of Science and Technology of China and a Ph.D. in electrical engineering from Stanford University.

Dennis Ing has served as our chief financial officer since January 2004. From October 2002 to November 2003, Mr. Ing served as vice president of finance for Connection eBay, an online auction management startup sponsored by Accenture Ltd. and eBay Inc. From November 2000 to October 2002, Mr. Ing served as our executive vice president and chief financial officer. From October 1998 to October 2000, Mr. Ing served as executive vice president and chief financial officer of HCL Technologies Ltd., an information technology services and product engineering firm based in India. Mr. Ing previously served as chief financial officer of Trimble Navigation Limited and held financial executive positions with Amdahl Corporation. Mr. Ing holds a B.S. in engineering from the University of Illinois, Chicago and a M.B.A. from DePaul University.

Felix Lam has served as our vice president of engineering since January 2004. From March 1997 to December 2003, Mr. Lam provided us with technology consulting services and also acted as a consultant to several technology firms. From January 2003 to December 2003, Mr. Lam provided consulting services to Harmony Data Systems, and from July 1998 to March 2000, he served as a consultant to Enfoweb Corporation. Previously, Mr. Lam held positions at Bell Laboratories and Nortel Networks, Inc. working on software for switching systems. Mr. Lam holds a BS.Sc. in Engineering Sciences from the University of Toronto and a M.S. and Ph.D. in Electrical Engineering and Computer Science from the University of California, Berkeley.

Gilbert Valdez has served as our vice president of corporate finance since January 2002. From October 2000 to December 2001, Mr. Valdez served as our director of international finance. From October 1998 to September 2000, Mr. Valdez served as our manager of finance. From September 1996 to September 1998, Mr. Valdez served as our accounting manager. Mr. Valdez holds a B.S. in Accounting from San Diego State University.

Wei Hu has served as our vice president of sales for China Mobile since January 2004. From September 2002 to January 2004, Mr. Hu served as our director of China Mobile sales. From July 2000 to September 2002, Mr. Hu served as a regional sales manager to China Mobile. From February 2000 to June 2000, Mr. Hu served as senior project manager at Yestock.com. From July 1999 to February 2000, Mr. Hu was an investment manager at Orient Security Company. Mr. Hu holds a B.A. of International Finance from the Shanghai University of Finance and Economics.

Fukang Dai has served as our vice president of sales for China Unicom and customer service since January 2004. From July 2001 to December 2003, Mr. Dai was our director of carrier relationships and customer service. From July 1993 to June 2001, Mr. Dai held a variety of positions, including general manager of the e-commerce service center at Unicom Guomai Communications Co. Ltd., a company listed on the Shanghai Stock Exchange. Mr. Dai holds an M.B.A. from Asian International Public University and graduated from Shanghai Teacher’s College.

Jingyu Zhuang has served as our vice president of finance-China, since October 2003. From January 2002 to October 2003, Ms. Zhuang was the chief financial officer for Unicom Guomai Communications Co. Ltd. From December 1999 to December 2002, Ms. Zhuang was deputy chief financial officer and acting chief financial officer for Unicom Guomai. Ms. Zhuang holds a B.A. in International Trade from Shanghai University of Finance and Economics and an M.B.A. from Fudan University.

Douglas Wing Tak Chan has served as a member of our board of directors since December 1999. Since 1995, Mr. Chan has served as managing director of New World TMT Limited, an investment holding company. He also serves as a director for New World China Land Limited and New World TMT Limited, both of which are listed on the Hong Kong Stock Exchange. Mr. Chan also serves as a director for numerous private companies. Mr. Chan holds a B.A. in commerce from the University of Windsor and is a chartered accountant with the Institute of Chartered Accountants of Ontario.

Michael Kaufman has served as a member of our board of directors since July 1994. Mr. Kaufman is currently president of MK Global Management Corp., a venture capital services company, a position he has held since 1987. Mr. Kaufman also served as managing general partner of the MKI, MKII and MKGVD Funds, the last for which a bankruptcy petition was filed and dismissed in June and August 2003, respectively. From June 1981 to June 1986, Mr. Kaufman served as a general partner of Oak Investment Partners. From April 1980 to June 1981, Mr. Kaufman served as president of Centronics, an NYSE listed company. Previously, Mr. Kaufman spent 13 years with Xerox Corporation serving in several financial positions and had responsibility for worldwide financial planning and analysis. He holds a B.A. in mechanical engineering and a M.S. in industrial management and finance from the Polytechnic Institute of Brooklyn.

Soo Boon Koh has served as a member of our board of directors since August 2003. She is the founder and managing partner of iGlobe Partners, a venture capital company, a position she has held since October 1999. From October 1987 to June 1999, Ms. Koh served in several positions, including senior vice president and deputy general manager, with Vertex Management Pte., Ltd, the venture capital arm of Singapore Technologies. Previously, Ms. Koh held various senior management positions with DBS Bank of Singapore. Ms. Koh serves on the board of directors of several private companies and on the board of directors of Lattice Semiconductor Corporation. Ms. Koh is a founding board member of Monte Jade (Singapore Chapter), a global overseas

Chinese entrepreneur network. Ms. Koh holds a B.S. in mathematics (first class honors) from King’s College, University of London and attended the INSEAD Advanced Management program in 1998.

Seungjin Whang has served as a member of our board of directors since January 1994. Mr. Whang is currently a professor at the Graduate School of Business of Stanford University, where he has worked since September 1987. Mr. Whang also serves on the board of advisors of three privately held companies. He holds a B.S. in engineering from Seoul University, and a Ph.D. in business administration from the University of Rochester.

Andrew Yan has served as a member of our board of directors since January 2000. Since October 2001, Mr. Yan has served as executive managing director of the Softbank Asian Infrastructure Fund. From January 1995 to October 2001, Mr. Yan served as managing director of the AIG Asian Infrastructure Fund. Mr. Yan serves on the board of directors of China Offshore Oil Service Corp., Stone Electronics, Inc. and China Eastcom Corp. Mr. Yan holds a B.S. in aerospace engineering from the Nanjing Aeronautic Institute, an M.A. in sociology from Beijing University and a M.A. in international political economy from Princeton University.

Board of Directors

Our bylaws permit our board of directors to establish by resolution the authorized number of directors, and seven directors are currently authorized. In accordance with our restated certificate of incorporation, immediately after this offering our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors have been divided among the three classes as follows:

•	the Class I directors will be Raymond Chin and Seungjin Whang, and their terms will expire at the annual meeting of stockholders to be held in 2005;

•	the Class II directors will be Douglas Wing Tak Chan and Soo Boon Koh, and their terms will expire at the annual meeting of stockholders to be held in 2006; and

•	the Class III directors will be Michael Kaufman, Weijia Wang and Andrew Yan, and their terms will expire at the annual meeting of stockholders to be held in 2007.

Our bylaws provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

We have determined that a majority of our board of directors are independent, as defined in Rule 4200 of the Marketplace Rules of the Nasdaq Stock Market, Inc.

Committees of the Board of Directors

As of the close of this offering, our board of directors will have an audit committee, a compensation committee and a corporate governance and nominating committee, each of which will have the composition and responsibilities described below:

Audit Committee

Our audit committee is responsible for preparing the reports, statements or charters as may be required by the Nasdaq National Market or federal securities laws, as well as, among other things:

•	Overseeing and monitoring (a) the integrity of our financial statements, (b) our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters, (c) our independent auditor’s qualifications, independence and performance, and (d) our internal accounting and financial controls;

•	Preparing the report that SEC rules require be included in our annual proxy statement;

•	Providing the board with the results of its monitoring and recommendations; and

•	Providing to the board additional information and materials as it deems necessary to make the board aware of significant financial matters that require the attention of the board.

Our audit committee is composed of Mr. Kaufman and [            ] and Ms. Koh, each of whom is a non-employee member of our board of directors. Our board has determined that each member of our audit committee meets the requirements for independence under the current requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and SEC rules and regulations. Mr. Kaufman is our audit committee financial expert (as currently defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002). We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

Our compensation committee is composed of Messrs. Whang and Yan and Ms. Koh, each of whom is a non-employee member of our board of directors. Each member of our compensation committee is an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, and a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Securities Exchange Act of 1934. The compensation committee is responsible for, among other things:

•	Reviewing and approving for our chief executive officer and other executive officers: (a) the annual base salary; (b) the annual incentive bonus, including the specific goals and amount; (c) equity compensation; (d) employment agreements, severance arrangements and change in control arrangements; and (e) any other benefits, compensation, compensation policies or arrangements;

•	Reviewing and making recommendations to our board regarding the compensation policy for such other officers as directed by the board;

•	Preparing a report to be included in our annual proxy statement that describes: (a) the criteria on which compensation paid to our chief executive officer for the last completed fiscal year is based; (b) the relationship of such compensation to our performance; and (c) the committee’s executive compensation policies applicable to executive officers; and

•	Acting as administrator of our current benefit plans and making recommendations to the board with respect to amendments to the plans, changes in the number of shares reserved for issuance thereunder and regarding other benefit plans proposed for adoption.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee is composed of Messrs. Kaufman and Whang and Ms. Koh, each of whom is a non-employee member of our board of directors. The corporate governance and nominating committee is responsible for, among other things:

•	Reviewing board structure, composition and practices, and making recommendations on these matters to the board;

•	Reviewing, soliciting and making recommendations to the board and stockholders with respect to candidates for election to the board;

•	Overseeing compliance by our chief executive officer and senior financial officers with our code of ethics for principal executive and senior financial officers; and

•	Overseeing compliance by employees with our code of business conduct and ethics.

Director Compensation

Currently, we do not pay any cash compensation to our directors, except for reimbursing our outside directors for reasonable travel expense in connection with attendance at board and committee meetings. After the closing of the offering, we will pay our outside directors $             per year, $             for each meeting attended in person and $             for each meeting attended by telephone. The chair of the audit committee will receive an additional $             annual fee, and each other member of the audit committee will receive an additional $             annual fee. We will also pay the members, other than the chair, of each committee an additional $             per meeting and the chair of each committee an additional $             per meeting. We will continue to reimburse our outside directors for reasonable travel expense in connection with attendance at board and committee meetings. Under our 2004 stock plan, any new non-employee director upon joining our board receives an option to purchase              shares of our common stock, and each non-employee director receives an annual option grant to purchase              shares of common stock thereafter. See the “Benefits Plans—2004 Stock Plan” section for a further description of our 2004 stock plan.

During the past three years, we have granted the following stock options to our outside directors under our 1997 stock option plan: Ms. Koh received a 50,000 share option with an exercise price of $0.25 per share in August 2003 and a 40,000 share option with an exercise price of $0.25 in November 2003; Mr. Yan received a 50,000 share option with an exercise price of $0.15 per share in December 2002 and a 40,000 share option with an exercise price of $0.25 in November 2003; Mr. Whang received a 50,000 share option with an exercise price of $0.15 per share in December 2002 and a 60,000 share option with an exercise price of $0.25 in November 2003; Mr. Kaufman received a 50,000 share option with an exercise price of $0.15 per share in December 2002 and a 60,000 share option with an exercise price of $0.25 in November 2003; and Mr. Chan received a 50,000 share option with an exercise price of $0.15 per share in December 2002 and a 40,000 share option with an exercise price of $0.25 in November 2003.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves on the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board or our compensation committee.

Executive Officers

Our executive officers are appointed by and serve at the discretion of our board of directors. There are no family relationships among any of our directors, officers or key employees.

Executive Compensation

Summary Compensation Table

The following table sets forth certain information concerning compensation during the year ended December 31, 2003 of our chief executive officer and each of the three other most highly compensated executive officers for the fiscal year ended December 31, 2003, referred to in this prospectus as the named executive officers. No other executive officer received compensation in excess of $100,000 in the fiscal year ended December 31, 2003, and no individual who would otherwise have been includable in the table on the basis of salary and bonus earned during 2003 resigned or otherwise terminated his or her employment during 2003.

	Fiscal Year Ended	Annual		All Other Compensation (2)
Name and Principal Position		Salary	Bonus (1)
Raymond Chin Chairman	2003	$195,000	$44,400	$68,459	(3)
Weijia Wang CEO and President	2003	$195,000	$66,500	$54,687	(4)
Dennis Ing (5) Chief Financial Officer	2003	$0	$0	—
Felix Lam (6) Vice President of Engineering	2003	$13,025	$0	—

(1)	Includes amounts earned in 2003 and paid in 2004.
(2)	Excludes other compensation in the form of prerequisites and other personal benefits that constitute the lesser of $50,000, or 10% of the total annual salary and bonus of each of the named officers in 2003.
(3)	Represents forgiveness of the principal and interest on the loan we had extended to Mr. Chin. See “Related Party Transactions—Forgiveness of Loan to Related Party.”
(4)	Represents amounts paid for to Mr. Wang for reimbursement of housing expenses and unused vacation time.
(5)	Mr. Ing rejoined us as our chief financial officer in January 2004. Mr. Ing’s salary for 2004 is $130,000.
(6)	Mr. Lam was paid as a consultant, but not as a salaried employee, in 2003. In January 2004, Mr. Lam became our vice president of engineering. Mr. Lam’s salary for 2004 is $150,000.

Option Grants in 2003

The following table sets forth certain information with respect to stock options granted to each of our named executive officers in 2003, including the potential realizable value over the term of the options, based on assumed rates of stock appreciation of 5% and 10%, compounded annually. No stock appreciation rights were granted during 2003.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term at Public Offering Price ($)
Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal 2003	Exercise Price	Expiration Date
					5%	10%
Raymond Chin	65,000	4.54%	$0.25	8/13/13
Weijia Wang	575,000	40.20%	$0.25	8/13/13
Dennis Ing	0	0	N/A	N/A	N/A	N/A
Felix Lam	0	0	N/A	N/A	N/A	N/A

On January 27, 2004, Mr. Ing was granted an option for 150,000 shares of common stock with an exercise price of $0.25 per share. 50,000 of these options vest ratably during the first year following the grant and the remaining 100,000 options vest ratably over the following three years. On January 27, 2004, Mr. Lam was granted an option for 130,000 shares of common stock with an exercise price of $0.25 per share. 55,000 of these options vest ratably during the first year following the grant and the remaining 75,000 options vest ratably over the following three years.

The potential realizable value is calculated assuming the aggregate exercise price on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised and sold on the last day of its term at the appreciated price. Stock price appreciation of 5% and 10% is assumed pursuant to the rules of the Securities and Exchange Commission and does not represent our estimate or projection of future common stock prices or stock price growth. The potential realizable values at 5% and 10% appreciation are calculated by:

•	multiplying the number of shares of common stock subject to a given option by the assumed initial public offering price per share of $ ;

•	assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table until the expiration of the option; and

•	subtracting from that result the aggregate option exercise price.

We can give no assurance that the actual stock price will appreciate over the term of the options at the assumed 5% and 10% levels or at any other defined level. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock. Unless the market price of the common stock appreciates over the option term, no value will be realized from the option grants made to the named executive officers.

In 2003, we granted options to purchase up to an aggregate of 1,720,231 shares to employees, directors and consultants under our 1997 stock option plan. Generally 25% shares subject to an option vest after one year of service and the remaining shares vest in equal monthly installments over an additional three-year period. For options granted after an optionee’s initial option grant, vesting generally begins immediately. The percentage of total options granted was based on aggregate grants of options to purchase 1,430,231 shares of common stock to our employees and named executive officers during 2003.

Aggregated Option Exercises in Last Fiscal Year and Year-End Option Values

The following table sets forth information concerning option exercises and option holdings during 2003 with respect to the named executive officers. With respect to the named executive officers, 155,416 options were exercised during 2003 and no stock appreciation rights were outstanding as of December 31, 2003. Ray Chin exercised a vested option for 150,000 shares with an exercise price of $0.09 per share and a vested option for 5,416 shares with an exercise price of $0.25.

The value of unexercised in-the-money options at December 31, 2003 is calculated based on the mid-point of the price range for the shares included in the offering, or $            , less the aggregate exercise price of the options.

Name	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-the-Money Options at December 31, 2003
	Exercisable	Unexercisable	Exercisable	Unexercisable
Raymond Chin	1,153,438	356,146
Weijia Wang	1,322,604	503,125
Dennis Ing	0	0	0	0
Felix Lam	0	0	0	0

Severance and Change of Control Agreements

Our board of directors has approved severance and change of control arrangements with Mr. Chin and Mr. Wang. Upon a change in control, all outstanding unvested stock options held by each of Mr. Chin and Mr. Wang will accelerate in full. In the event that either Mr. Chin or Mr. Wang is involuntarily terminated within fifteen months following a change of control, they will each be entitled to the following severance benefits: reimbursement of all health care premiums for twelve months; and severance payments equal to eighteen months of their base salary plus their individual targeted bonus, with 50% payable immediately upon involuntary termination and 50% payable on a quarterly basis over the subsequent twelve months. In the event that either Mr. Chin or Mr. Wang are terminated other than voluntarily or for cause prior to a change of control or more than fifteen months following a change of control, they will each be entitled to the following severance benefits: reimbursement of all health care premiums for twelve months; and severance payments equal to twelve months of their base salary plus their individual targeted bonus, payable immediately upon termination. In addition, upon the termination of employment of either Mr. Chin or Mr. Wang under any circumstances, each of Mr. Chin and Mr. Wang will be entitled to exercise their stock options for two years subsequent to such termination.

Benefit Plans

1997 Stock Option Plan

Our board of directors adopted and our stockholders approved the 1997 stock option plan on May 13, 1997 and July 22, 1997, respectively. Our board of directors has decided not to grant any additional options under the plan following the effective date of this offering. However, the plan will continue to govern the terms and conditions of the outstanding options previously granted under the plan.

A total of 6,957,772 shares of our common stock are authorized for issuance under the 1997 stock option plan. As of December 31, 2003, options to acquire a total of 5,555,902 shares of our common stock were issued and outstanding, and a total of 623,689 shares of our common stock had been issued upon the exercise of options granted under the plan.

The plan provides for the grant of nonstatutory stock options to our (and our subsidiary corporations’) employees and consultants, and for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code to our (and our subsidiary corporations’) employees. Our board of directors or a committee of our board administers the 1997 stock option plan. The administrator has the authority to determine the terms and conditions of the options granted under the plan.

Generally, in the event of our change of control, the successor corporation will assume each option or replace it with a cash incentive program that preserves the spread associated with the option. If the outstanding options are not assumed or substituted after a change in control, the options’ vesting will accelerate in full. Upon a change in control, the vesting will accelerate in full for all options granted to our outside directors under the 1997 stock option plan.

2004 Stock Plan

Our board of directors has adopted our 2004 stock plan and our stockholders will approve the plan prior to the completion of the offering. Our 2004 stock plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and our subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock purchase rights, restricted stock, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our corporations’ employees and consultants.

The 2004 stock plan will become effective on the day prior to the completion of this offering. The number of shares of our common stock reserved for issuance under the 2004 stock plan will equal                  shares plus (a) shares returned to the 1997 stock option plan as the result of termination of options or the repurchase of shares issued under such plan, and (b) annual increases in the number of shares available for issuance on the first day of each fiscal year beginning with our fiscal year beginning on January 1, 2005, equal to the lesser of:

•	of the outstanding shares of common stock on the first day of our fiscal year;

•	shares; or

•	an amount our board may determine.

Our board of directors or compensation committee administers our 2004 stock plan. The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise. The administrator also has the authority to institute an exchange program by which outstanding awards may be surrendered in exchange for awards with a lower exercise price.

The administrator determines the exercise price of options granted under our 2004 stock plan, but with respect to nonstatutory stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code and all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

No optionee may be granted an option to purchase more than                  shares in any fiscal year. However, in connection with his or her initial service, an optionee may be granted an additional option to purchase up to                  shares.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement.

Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. However, an option generally may not be exercised later than the expiration of its term.

Stock appreciation rights may be granted under our 2004 stock plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof.

Restricted stock may be granted under our 2004 stock plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Performance units and performance shares may be granted under our 2004 stock plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date.

Our 2004 stock plan also provides for the automatic grant of options to our outside directors. Each non-employee director appointed to the board after the completion of this offering will receive an initial option to purchase                  shares upon such appointment except for those directors who become outside directors by ceasing to be employee directors. In addition, beginning in 2004, outside directors who have been directors for at least six months will receive a subsequent option to purchase                  shares following each annual meeting of our stockholders. All options granted under the automatic grant provisions have a term of ten years and an exercise price equal to fair market value on the date of grant. Each initial option becomes exercisable as to                  of the shares subject to the option on the first anniversary of its date of grant, and as to                      of the shares subject to the option each full month thereafter, provided the non-employee director remains a service provider on such dates. Each subsequent option becomes exercisable as to                  of the shares subject to the option on each monthly anniversary of its date of grant, provided the non-employee director remains a service provider on such date.

Our 2004 stock plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Our 2004 stock plan generally provides that in the event of our “change of control,” the successor corporation will assume or substitute an equivalent award for each outstanding option, stock appreciation right, restricted stock award, performance unit and performance share. If there is no assumption or substitution of outstanding options, stock appreciation rights, restricted stock, performance units and performance shares, the administrator will provide notice to the recipient that he or she has the right to exercise the option or stock appreciation right as to all of the shares subject to the award, including shares which would not otherwise be exercisable, for a period of time as the administrator may determine from the date of the notice. The award will terminate upon the expiration of such period. All restrictions on restricted stock will lapse and all performance goals will be deemed achieved at target levels for purposes of performance units and performance shares. With respect to our outside directors, following a change in control, their options and stock appreciation rights will fully vest and become immediately exercisable, all restrictions on restricted stock will lapse and all performance goals will be deemed achieved at target levels for purposes of performance units and performance shares.

Our 2004 stock plan will automatically terminate in 2014, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2004 stock plan provided such action does not impair the rights of any participant.

Limitations of Liability and Indemnification

Our restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages for any breach of their fiduciary duties to the maximum extent permitted by Delaware law. Under Delaware law directors and officers are generally liable for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

The limits on a director’s liability in our restated certificate of incorporation will not apply to liabilities arising under the federal securities laws and will not affect the availability of equitable remedies such as injunctive relief or rescission.

Our bylaws provide that we must indemnify our directors and officers and may indemnify our other employees and agents to the fullest extent permitted by law. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether our bylaws would otherwise permit indemnification.

We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. These agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as our directors and executive officers. We will maintain directors’ and officers’ liability insurance.

At present we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of our company in such person’s capacity with our company where indemnification will be required. We are also not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

PRINCIPAL AND SELLING STOCKHOLDERS

The table below sets forth information regarding the beneficial ownership of our common stock as of December 31, 2003, by the following individuals or groups:

•	each person or entity who is known by us to own beneficially more than 5% of our outstanding stock;

•	each of the named executive officers;

•	each of our directors;

•	all directors and executive officers as a group; and

•	all of our selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC, based on voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person are deemed to be outstanding if the options are exercisable within 60 days of the date of this table. The shares subject to options are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. All percentages in this table are based on a total of 40,352,537 shares of common stock outstanding on December 31, 2003, assuming the conversion of all of our preferred stock and class B common stock into common stock, and              shares of common stock to be outstanding following completion of this offering. Except as indicated in the footnotes below, we believe, based on information furnished to us and subject to community property laws where applicable, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Unless otherwise indicated, the principal address of each of the stockholders below is c/o Mtone Wireless Corporation, 3080 Olcott Street, Suite 100-A, Santa Clara, CA 95054.

	Beneficially Owned
Name and Address	Number of Shares Beneficially Owned		Number of Shares to be Sold in Offering	Number of Shares to be Sold in Over allotment Option	Percentage
					Prior to Offering	After the Offering
5% Stockholders
Oasis Online Limited (1)	12,183,225				30.19%
iGlobe Partners Fund L.P. (2)	5,644,850				13.99%
Entities affiliated with Institutional Venture Partners VI (3)	3,666,291				9.09%
Entities affiliated with Tong Yang (4)	3,433,566				8.51%
Entities affiliated with Alpine Technology Ventures(5)	2,080,632				5.16%

Other Selling Stockholders

Directors and Officers
Raymond Chin	2,433,854	(6)			5.86%
Weijia Wang	3,008,687	(7)			7.22%
Dennis Ing	0				*
Douglas Wing Tak Chan	12,307,808	(8)			30.41%
Felix Lam	3,472	(9)			*
Michael Kaufman	98,428	(10)			*
Soo Boon Koh	5,653,600	(11)			14.01%
Seungjin Whang	134,056	(12)			*
Andrew Yan	300,278	(13)			*
All directors and executive officers as a group (8 persons)	23,940,182	(14)			54.23%

(footnotes on following page)

*	Less than one percent.
(1)	Mr. Chan, one of our directors, is a director of Oasis Online Ltd., a company incorporated in the British Virgin Islands and a subsidiary of New World TMT Ltd. Mr. Chan disclaims beneficial ownership of the shares held by Oasis Online Ltd., except to the extent of his pecuniary interest therein. The address of Oasis Online Ltd. is c/o New World TMT Ltd., 33/F New World Tower, 18 Queen’s Road Central, Hong Kong.
(2)	Ms. Koh, one of our directors, is the managing partner of iGlobe Partners Fund L.P. Ms. Koh disclaims beneficial ownership of the shares held by iGlobe Partners Fund L.P., except to the extent of her pecuniary interest therein. The address of iGlobe Partners Fund L.P. is 5201 Great America Parkway, Suite 320, Santa Clara, CA 95054.
(3)	Represents 3,568,536 shares held by Institutional Venture Partners VI, 73,326 shares held by Institutional Venture Management VI and 24,429 shares held by IVP Founders Fund I, L.P. The address for entities affiliated with Institutional Venture Partners is 3000 Sand Hill Road, Building 2, Suite 290, Menlo Park, CA 94025.
(4)	Represents 100,000 shares held by Tong Yang Venture Capital Corporation, 1,419,717 shares held by Tong Yang Major Corp. (formerly Tong Yang Cement Corp.), 1,545,013 shares held by Tong Yang Hong Kong Ltd. and 366,836 shares held by Taurus Capital I, L.P. The address for entities affiliated with Tong Yang is 2882 Sand Hill Road, Suite 100, Menlo Park, CA 94024.
(5)	Represents 300,325 shares held by Alpine Technology Ventures II, L.P. and 1780,307 shares held by Alpine Technology Ventures, L.P. The address for entities affiliated with Alpine Technology Ventures is 20111 Stevens Creek Blvd., Suite 245, Cupertino, CA 95014.
(6)	The holdings for Mr. Chin include (i) 1,280,416 shares of stock beneficially owned by Mr. Chin and trusts affiliated with Mr. Chin, and (ii) 1,153,438 shares that can be acquired through stock option exercises within 60 days following December 31, 2003.
(7)	The holdings for Mr. Wang include (i) 877,750 shares of stock beneficially owned by Mr. Wang and trusts affiliated with Mr. Wang, (ii) 1,322,604 shares that can be acquired through stock option exercises within 60 days following December 31, 2003, and (iii) 808,333 shares held by his spouse, Jing Liu, a co-founder of ours.
(8)	The holdings for Mr. Chan include (i) 12,183,225 shares of stock beneficially owned by Oasis Online Ltd., and (ii) 124,583 shares that can be acquired through stock option exercises within 60 days following December 31, 2003.
(9)	The holdings for Mr. Lam includes 3,472 shares held by Lam Consulting Corporation, of which Mr. Lam is the President.
(10)	The holdings for Mr. Kaufman include (i) 18,428 shares of stock beneficially owned, and (ii) 80,000 shares that can be acquired through stock option exercises within 60 days following December 31, 2003.
(11)	The holdings for Ms. Koh include (i) 5,644,850 shares of stock beneficially owned by iGlobe Partners Fund L.P., and (ii) 8,750 shares that can be acquired through stock option exercises within 60 days following December 31, 2003.
(12)	The holdings for Mr. Whang include (i) 110,931 shares of stock beneficially owned, (ii) 15,000 shares of stock beneficially owned by Phoenix Irrevocable Trusts, and (iii) 3,125 shares that can be acquired through stock option exercises within 60 days following December 31, 2003.
(13)	The holdings for Mr. Yan include (i) 200,278 shares that can be acquired through stock option exercises within 60 days following December 31, 2003, and (ii) 100,000 shares that can be acquired through stock option exercises within 60 days following December 31, 2003 by Hanktor Limited, a consulting firm controlled by Mr. Yan.
(14)	Includes 2,992,778 shares issuable upon the exercise of stock options exercisable within 60 days of December 31, 2003.

We are generally required to pay all costs and expenses of this offering, other than the underwriting discount related to shares sold by the selling stockholders, the fees and disbursements of separate legal counsel and other advisors to the selling stockholders and stock transfer and other taxes attributable to the sale of shares by the selling stockholders. See “Description of Capital Stock” for additional information regarding material agreements between us and the selling stockholders.

RELATED PARTY TRANSACTIONS

Since January 1, 2001, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our common stock, or an immediate family member of any of the foregoing, had or will have a direct or indirect interest other than:

•	compensation arrangements, which are described where required under “Management”;

•	agreements providing for registration rights with respect to certain shares of our common stock previously purchased by investors, which are described under “Description of Capital Stock—Registration Rights”; and

•	the transactions described below.

Indemnification

Our restated certificate of incorporation contains provisions limiting the liability of directors. In addition, we have entered into agreements to indemnify our directors and executive officers to the fullest extent permitted under Delaware law. For more information regarding director and officer indemnification, see “Management—Limitation of Liability and Indemnification.”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and may be, therefore, unenforceable.

Arrangements Involving Shanghai Mtone

Current Chinese laws and regulations impose substantial restrictions on foreign ownership of the mobile value-added service business in China. Therefore, we conduct our mobile value-added service business through a series of agreements with Shanghai Mtone, which holds the licenses and approvals for conducting the mobile value-added service business in China. We do not hold any ownership interest in Shanghai Mtone. Two PRC citizens employed by our company, Ming Li and Wenliang Zhao, are the owners of the equity of Shanghai Mtone.

We believe that the terms of these agreements are no less favorable than the terms that we could obtain from disinterested third parties. We believe that Ming Li and Wenliang Zhao will not receive any personal benefits from these agreements, except as our stockholders. According to our Chinese counsel, Commerce & Finance Law Offices, these agreements are valid, binding and enforceable under the current laws and regulations of China. The principal terms of these agreements are described below.

Powers of Attorney.    Ming Li and Wenliang Zhao, as the grantors, entered into separate agreements granting power of attorney to Weijia Wang, our chief executive officer and the chairman and general manager of Mtone Telecommunications. These powers of attorney grant Weijia Wang the right to vote on behalf of the grantors at shareholder meetings of Shanghai Mtone, as well as to exercise full voting rights to sell or transfer any or all of the shares of Shanghai Mtone. The authorization under these powers of attorney remain until Mr. Wang loses his title or position at Mtone Telecommunications or when Mtone Telecommunications issues a written notice to dismiss or replace him. The term of the powers of attorney are for 10 years each, unless the Business Operation Agreement between Mtone Telecommunications and Shanghai Mtone is terminated earlier.

Exclusive Technical Services Agreement (2002).    Mtone Telecommunications entered this agreement with Shanghai Mtone on January 1, 2002. Pursuant to this agreement, Mtone Telecommunications agreed to be the exclusive provider of technical and consulting services, such as computer and office network maintenance, to Shanghai Mtone. In 2002, the fees under this agreement were RMB3,675,000 per quarter.

Exclusive Technical Consulting and Services Agreement (2003).    Mtone Telecommunications entered into this agreement with Shanghai Mtone on January 1, 2003. Pursuant to this agreement, Mtone Telecommunications agreed to be the exclusive provider of technical and consulting services, such as computer and office network maintenance, to Shanghai Mtone. In 2003, the fees under this agreement were RMB18.3 million per quarter, with an annual fee of RMB10.0 million. The service fees are subject to quarterly adjustment based on the actual operating results of Shanghai Mtone. The initial term of this agreement is ten years.

Supplemental Exclusive Technical Services Agreement.    Mtone Telecommunications entered into this agreement with Shanghai Mtone in March 2004 to amend the terms of the Exclusive Technical Consulting and Services Agreement entered into on January 1, 2003. Pursuant to this agreement, the service fee to be paid to Mtone Telecommunications has been adjusted to RMB17,199,456 for the first quarter, RMB20,901,443 for the second quarter, RMB23,147,526 for the third quarter and RMB28,979,737 for the fourth quarter.

Leased Line Transfer Agreement.    Mtone Telecommunications and Shanghai Mtone entered into a transfer agreement on December 20, 2003, pursuant to which Mtone Telecommunications assigned to Shanghai Mtone its rights and obligations under a Special Lines Lease Agreement with the Shanghai Telecommunication Administration. Mtone Telecommunications retained the liability for, and will indemnify Shanghai Mtone against, indebtedness resulting from a default by Mtone Telecommunications prior to the transfer.

Equity Pledge Agreements.    Mtone Telecommunications entered into Equity Interest Pledge Agreements with Ming Li and Wenliang Zhao. Pursuant to this agreement, Ming Li and Wenliang Zhao pledged their respective 60% and 40% equity interests in Shanghai Mtone to Mtone Telecommunications as a security for the payment of the fees due under the Exclusive Technical Consulting and Services Agreement between Shanghai Mtone and Mtone Telecommunications. In the event Shanghai Mtone breaches any of its obligations under the service agreement with Mtone Telecommunications, Mtone Telecommunications is entitled to sell the equity interests held by Ming Li and/or Wenliang Zhao, as the case may be, and retain the proceeds from such sale or require either of them to transfer his equity interest without consideration to the Chinese citizen(s) designated by Mtone Telecommunications. This agreement terminates when the fee obligations under the Exclusive Technical Consulting and Services Agreement are paid off and Shanghai Mtone no longer undertakes any obligations under that agreement.

Domain Name Assignment Agreement.    Mtone Telecommunications entered into a domain name assignment agreement with Shanghai Mtone on December 20, 2003. Pursuant to this agreement, Shanghai Mtone assigned its interest in certain domain names to Mtone Telecommunications in exchange for a one-time payment of RMB10,000.

Domain Name License Agreement.    Mtone Telecommunications entered into a domain name license agreement with Shanghai Mtone on December 20, 2003. Pursuant to this agreement, Mtone Telecommunications granted a general license to certain domain names to Shanghai Mtone, for use in its business. Shanghai Mtone pays Mtone Telecommunications RMB10,000 per year for the general license. This agreement expires on December 20, 2013.

Loan Agreements.    We entered into separate loan agreements with Ming Li and Wenliang Zhao on December 20, 2003, pursuant to which we provided Ming Li and Wenliang Zhao an interest free long-term loan in the amount of RMB6.0 million and RMB4.0 million respectively, to be invested in Shanghai Mtone to expand its business. Each of Ming Li and Wenliang Zhao agreed that (a) the loan will become due and payable in the event that (i) the borrower dies or becomes incapacitated or of diminished capacity for civil acts; (ii) the borrower quits from or is dismissed by us or our affiliates; (iii) the borrower commits a criminal act; (iv) a third party makes a claim exceeding RMB500,000 against the borrower; or (v) foreign investors are permitted to invest in the mobile value-added service business and the relevant authorities begin to approve such business in accordance with the applicable laws of the PRC; (b) the loan shall only be paid through the transfer of all of borrower’s interest in Shanghai Mtone; and (c) the transfer price of each borrower’s equity stake in Shanghai

Mtone shall be deemed as setting off the repayment obligations of principal under the loan, and any excess transfer price shall be deemed as repayment of interest accrued upon the loan. The loan agreements are effective as of the date of execution and shall expire when all underlying obligations have been fully performed.

Exclusive Option Agreements.    We entered into a contract providing us exclusive equity purchase rights with each of Ming Li and Wenliang Zhao on December 20, 2003. Pursuant to these contracts, Ming Li and Wenliang Zhao irrevocably delivered to us the sole authority to purchase, either directly or through any designated persons, all of any part of their respective holdings in Shanghai Mtone. The purchase price of these interests will equal the actual value of the equity interests purchased by Shanghai Mtone. If we exercise these options, we will cancel the outstanding loans we extended to Ming Li and Wenliang Zhao. The duration of each of these contracts is 10 years.

Business Operation Agreement.    Shanghai Mtone, Mtone Telecommunications, Ming Li and Wenliang Zhao entered into this agreement on December 20, 2003. Pursuant to this agreement, Mtone Telecommunications agrees to act as guarantor to Shanghai Mtone. As consideration for Mtone Telecommunications entering into these performance guarantees, Shanghai Mtone pledges its accounts receivable and all of its assets for Mtone Telecommunications’ benefit. Additionally, Ming Li and Wenliang Zhao, as the sole shareholders of Shanghai Mtone, agree not to conduct any transactions that may materially affect its assets, obligations, rights or operations without the prior consent of Mtone Telecommunication. Mtone Telecommunications retains the right to set corporate policies and appoint and/or dismiss key personnel of Shanghai Mtone. The term of this agreement is 10 years.

Forgiveness of Loan to Related Party.    In March 2003, we forgave principal and accrued interest in the amount of $68,000 with respect to a loan we had extended to Raymond Chin, our chairman. This loan was issued in August 1996 with an original principal amount of $45,000 and was used by Mr. Chin to purchase 500,000 shares of our common stock at the time he became our chief executive officer. The amount forgiven was recorded as compensation expense in 2003.

Option Grants for Directors and Officers since 2001.    In 2003, we granted options exercisable for 640,000 shares of our common stock to our executive officers, and options exercisable for 290,000 shares of our common stock to our outside directors. In 2002, we granted options exercisable for 1,450,000 shares of our common stock to our executive officers, and options exercisable for 200,000 shares of our common stock to our outside directors. In 2001, we granted options exercisable for 1,500,000 shares of our common stock to our executive officers, and options exercisable for 175,000 shares of our common stock to our outside directors.

Sale of Class B Common Stock

In April 2002, we sold shares of our class B common stock convertible into an aggregate of 3,594,676 shares of common stock at a price of approximately $0.4876 per share, to raise capital to finance our operations. We received aggregate proceeds of $1,752,764.82 from the sale of our Class B common stock. Each share of Class B common stock will convert into one share of common stock immediately prior to the closing of this offering. The following 5% or greater stockholders purchased shares in the financing:

Purchaser	No. of Common Equivalent Shares	Aggregate Consideration
Oasis Online Limited	2,461,002	$1,199,985.00
MKGVD Fund*	1,047,990	$511,000.00
Alpine Technology Ventures, L.P.	68,389	$33,346.90
Alpine Technology Ventures II, L.P	12,449	$6,070.50

*	iGlobe Partners purchased all shares of Mtone stock held by MKGVD Fund on June 17, 2003

Transactions Related to Our Exit from the Network Equipment Business

In April 2002, we determined to exit our network equipment business. The determination to exit the network equipment business was based, in part, on (i) our decision to dedicate our limited resources in and strategically focus on our current value-added mobile service business and (ii) the ongoing need for investment in, and a lack of short-term visibility and profitability for, the network equipment business. In conjunction with the determination to exit the network equipment business:

•	a separate, independent company, General Wireless Technologies, Inc., or GWTec, was formed by New World TMT Limited, or New World, formerly known as New World Infrastructure Ltd.;

•	Mtone and GWTec entered into a conditional sales agreement and a related distribution and intellectual property license agreement under which, among other things, GWTec: agreed to run the network equipment business for a one-year period or, if later agreed by the parties, a two-year period; assumed certain network equipment business liabilities; and was given the ability to acquire by September 15, 2003, certain assets of the network equipment business by payment of $2 million, less amounts previously paid to us in connection with any sales of equipment related to the business (totaling approximately $50,000);

•	we provided each of our stockholders an opportunity to invest in GWTec; and

•	in July of 2003, the conditional sales agreement and related distribution and license agreement was extended for an additional year to September 15, 2004.

In January 2004, our board determined to irrevocably effect the transfer of the network equipment business to GWTec even though GWTec lacked the funds needed to purchase the business, provided that GWTec, in lieu of the purchase price, agree to assume certain liabilities and provide agreed indemnification to us. In February 2004, we effected the transfer. The above arrangements, including the value set for the network equipment business, were approved by those Mtone directors having no affiliation with or investment in GWTec.

Because New World is a principal stockholder of ours and a majority stockholder of GWTec, certain costs paid by GWTec that might have benefited us are reflected as expense in our financial statements, with the related credit accounted for as a deemed capital contribution. Those expenses totaled $1,299,000 and $650,000 for the years ended December 31, 2002 and 2003, respectively.

Douglas Wing Tak Chan, an Mtone director, is a director of GWTec and a director of New World, which owns 100% of the capital stock of GWTec. In August 2002, New World loaned us $239,000 at an annual interest rate of 10% for the purchase of handset equipment. In August 2003, we repaid this loan by offsetting amounts owed to us by GWTec under the distribution and intellectual property license agreement.

Michael Kaufman, an Mtone director, served as a board member of GWTec from August 2001 to August 2003, during which time his investment firm MK Global Ventures provided a loan to GWTec. This loan was assumed by the successor to MK Global Ventures’ interests in August 2003, at which time Michael Kaufman resigned from the board of directors of GWTec.

Weijia Wang, our CEO and an Mtone director, served as the Vice Chairman and a director of GWTec from August of 2002 to February of 2004.

Other Relationships and Transactions

We have entered into non-solicitation and confidentiality agreements with some of our officers.

All future transactions, if any, between us and our officers, directors and principal stockholders and their affiliates, as well as any transactions between us and any entity with which our officers, directors or holders of more than 5% of our capital stock are affiliated will be approved in accordance with the then current SEC rules and regulations governing the approval of such transactions.

DESCRIPTION OF CAPITAL STOCK

General

Immediately after the completion of this offering, our restated certificate of incorporation will authorize us to issue 100,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock. The following description of capital stock gives effect to the restated certificate of incorporation to be filed after completion of this offering and is subject to and qualified by our restated certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of the applicable Delaware law.

Common Stock

As of December 31, 2003, we had 40,352,537 shares of common stock outstanding that were held of record by approximately 156 stockholders. This amount assumes the conversion of all of our outstanding preferred stock and class B common stock into common stock at a one-to-one conversion ratio, which will occur immediately prior to the closing of this offering. The holders of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. Subject to preferences that may be applicable to any outstanding preferred stock that may come into existence, the holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for dividends. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued in this offering will be fully paid and nonassessable.

Preferred Stock

Upon completion of the offering, our board of directors will have the authority, without any further action by our stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more series. The board of directors may also designate the rights, preferences and powers of each series of preferred stock, any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

•	delaying or preventing a change in control without any further action by our stockholders;

•	impairing the liquidation rights of the common stock;

•	diluting the voting power of the common stock; and

•	restricting dividends on the common stock.

We have no present plans to issue any shares of preferred stock.

Registration Rights

The holders of 33,543,750 shares of our common stock, including shares issuable upon the automatic conversion of our preferred stock and class B common stock are entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our amended and restated investors’ rights agreement. The registration rights under the investors’ rights agreement will expire on the earlier of six years following the completion of this offering, or for any particular stockholder with registration rights, at such time when that stockholder is eligible to sell all of its registrable securities within a 90 day period in reliance on Rule 144 under the Securities Act.

Demand Registration Rights

At any time following six months after the closing of this offering, the holders of at least 30% of our then outstanding registrable securities having demand registration rights under the investors’ rights agreement have the right to require that we register all or a portion of their shares. We are only obligated to effect two registrations in response to these demand registration rights. Each demand registration right exercised must cover a sale of securities with a total gross public offering price of at least $7.5 million. We may postpone the filing of a registration statement for up to 120 days once in any 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders. In addition, we are not required to file a registration statement on behalf of holders having demand rights at any time within 60 days prior to the filing of any company registration and within 180 days after the effective date of such company registration. The underwriters of any underwritten offering have the right to limit the number of shares to be included in a registration statement filed in response to the exercise of these demand registration rights, provided that all shares other than shares with demand registration rights must be excluded from the underwritten offering before shares with demand registration rights are excluded. We must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with these demand registration rights, except that we are not required to pay for expenses incurred if the holders of a majority of the shares to be registered subsequently elect to withdraw their request for registration.

Piggyback Registration Rights

If we register any securities for public sale, the stockholders with piggyback registration rights under the investors’ rights agreement have the right to include their shares in the registration, subject to specified exceptions. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders due to marketing reasons, but not below 25% of any underwritten offering; however, shares included by certain named founders may be further reduced. We must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with these piggyback registration rights.

Form S-3 Registration Rights

If we are eligible to file a registration statement on Form S-3, holders of at least 20% of the shares of our common stock having Form S-3 registration rights under the investors’ rights agreement can request that we register their shares, provided that the total price of the shares of common stock offered to the public is at least $500,000. We are not required to file a registration statement on Form S-3 on behalf of such holders if within the 12 months prior to the registration request we have previously filed a registration statement on Form S-3 filed on behalf of such holders. We may postpone the filing of a registration statement for up to 60 days once in any 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders. We must pay all expenses, except for underwriters’ discounts and commissions for the first four Form S-3 registrations. Thereafter, the expenses will be allocated pro rata among the stockholders included in Form S-3 registrations.

Anti-Takeover Provisions

Provisions of Delaware law included in our restated certificate of incorporation and bylaws could make the acquisition of our company through a tender offer, a proxy contest or other means more difficult and could make the removal of incumbent officers and directors more difficult. We expect these provisions to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits provided by our ability to negotiate with the proponent of an unfriendly or unsolicited proposal outweigh the disadvantages of discouraging these proposals. We believe the negotiation of an unfriendly or unsolicited proposal could result in an improvement of its terms.

Delaware Law

At the time of the closing of this offering, we will be subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder unless:

•	the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding the following: (a) shares owned by persons who are directors and also officers and (b) shares issued under employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date the person became an interested stockholder, our board of directors approved the business combination and stockholders other than the interested stockholder authorized the transaction at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. Section 203 may also discourage takeover attempts that might result in a premium over the market price for the shares of common stock.

Certificate of Incorporation and Bylaws Provisions

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders and for proposed nominations of persons for election to the board of directors at annual or special meetings of stockholders. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors. Stockholders may also consider a proposal or nomination by a person who was a stockholder of record on the record date for the meeting and on the date that notice of the proposal or nomination was given, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of his or her intention to bring that business before the meeting. The bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business that may properly be conducted at a special or annual meeting of the stockholders. However, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the restated certificate of incorporation or the bylaws. Our restated

certificate of incorporation and bylaws provide that only a majority of our board of directors, the chairman of the board, the chief executive officer or, in the absence of a chief executive officer, president can call a special meeting of stockholders. Because our stockholders do not have the right to call the special meeting, a stockholder can not force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to the time a majority of the board of directors, the chief executive officer or, in the absence of a chief executive officer, the president believed the matter should be considered or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace board members also can be delayed until the next annual meeting.

Delaware law provides that stockholders may take action by written consent in lieu of a stockholder meeting, unless otherwise provided by the corporation’s certificate of incorporation. Elimination of actions by written consents of stockholders may lengthen the amount of time required to take stockholder actions because actions by written consent are not subject to the minimum notice requirement of a stockholder’s meeting. However, we believe that the elimination of actions by written consent of the stockholders may deter hostile takeover attempts. Without the availability of actions by written consent of the stockholders, a holder controlling a majority of our capital stock would not be able to amend our bylaws without holding a stockholders meeting. The holder would have to obtain the consent of a majority of the board of directors, the chairman of the board, the chief executive officer or, in the absence of a chief executive officer, the president to call a stockholders’ meeting and satisfy the applicable notice provisions set forth in our bylaws. Our restated certificate of incorporation and bylaws have eliminated the right of our stockholders to take action by written consent, in lieu of a meeting, effective upon the closing of this offering.

Our restated certificate of incorporation also provides for a classified board of directors, see “Management—Board of Directors,” and for the inability to remove directors except for cause, and then only with the affirmative vote of a majority of the issued and outstanding capital stock entitled to vote in the election of directors, both of which provisions impair the ability of a third party to gain control of the board and force a takeover transaction without first negotiating the transaction with us. In addition, our restated certificate of incorporation and bylaws permit our board to increase its size and to fill the resulting vacancies, as well as to issue preferred stock, see “Description of Capital Stock—Preferred Stock,” which our board may use to thwart a hostile takeover attempt.

Our restated certificate of incorporation provides that the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote at the election of directors, voting together as a single class, is required to amend the following provisions of our restated certificate of incorporation:

•	Article VI, which relates to the classified structure of our board;

•	Article VII, which relates to amendment of our bylaws, restrictions on cumulative voting of shares in the election of directors and the number of authorized directors;

•	Article VIII, which relates to indemnification of directors and officers;

•	Article X, which relates to the appointment of directors to fill vacancies on our board and the removal of directors;

•	Article XI, which relates to advance notice procedures for stockholder meetings;

•	Article XII, which relates to stockholder action by written consent and special meetings of stockholders; and

•	Article XIII, which relates to amendment of several of the preceding provisions of the restated certificate of incorporation.

Our bylaws and restated certificate of incorporation provide that amendment of any of the following provisions of our bylaws require the affirmative vote of at least 80% of the outstanding shares entitled to vote at the election of directors, voting together as a single class:

•	Sections 2.3, 2.4, 2.11, 2.15 and 2.16 and Article X of our bylaws, which relate to meetings of stockholders, notice of meetings of stockholders, stockholder action by written consent, advance notice of stockholder business and advance notice of director nominations and amendments to such provisions.

National Market Listing

We have applied to have our common stock listed on The Nasdaq National Market for quotation under the symbol MTWI.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is US Stock Transfer Corp., located at 1745 Gardena Avenue, Glendale, CA 91204-2991 and its telephone number is (800) 835-8778.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

TO NON-UNITED STATES HOLDERS

The following is a general discussion of the material United States federal income tax consequences of the ownership and disposition of our common stock to a non-United States holder. For the purpose of this discussion, a non-United States holder is any holder (other than a partnership) that for United States federal income tax purposes is not a United States person. For purposes of this discussion, the term United States person means:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation or a partnership or entity taxable as a partnership created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust (a) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (b) which has made an election to be treated as a United States person.

If a partnership holds common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their tax advisors.

This discussion assumes that non-United States holders will hold our common stock issued pursuant to the offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of United States federal income taxation that may be relevant in light of a non-United States holder’s special tax status or special tax situations. United States expatriates, insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, investors in pass-thru entities, controlled foreign corporations, foreign personal holding companies, passive foreign investment companies, corporations that accumulate earnings to avoid United States federal income tax, and investors that hold common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and Treasury regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, each non-United States holder should consult a tax advisor regarding the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

We have not paid any dividends on our common stock and we do not plan to pay any dividends for the foreseeable future. However if we do pay dividends on our common stock, those payments will constitute dividends for United States tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder’s basis, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend (out of earnings and profits) paid to a non-United States holder of common stock generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-United States holder must provide us with an Internal Revenue Service, or IRS, Form W-8BEN or other appropriate version of Form W-8 certifying qualification for the reduced rate.

Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder (and, where a tax treaty applies, are attributable to a United States permanent establishment maintained by the non-United States holder) are exempt from such withholding tax. In order to obtain this exemption, a non-United States holder must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to United States persons, net of certain deductions and credits.

In addition to the graduated tax described above, dividends received by a corporate non-United States holder that are effectively connected with a United States trade or business of the corporate non-United States holder (and, where a tax treaty applies, are attributable to a United States permanent establishment maintained by the non-United States holder) may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

A non-United States holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is filed with the IRS.

Gain on Disposition of Common Stock

A non-United States holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with a United States trade or business of the non-United States holder, and, where a tax treaty applies, is attributable to a United States permanent establishment maintained by the non-United States holder (which gain, in the case of a corporate non-United States holder, must also be taken into account for branch profits tax purposes);

•	the non-United States holder is an individual who holds his or her common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock. We have determined that we are not and do not believe that we will become a “United States real property holding corporation” for United States federal income tax purposes.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Payments of dividends or of proceeds on the disposition of stock made to a non-United States holder may be subject to backup withholding (currently at a rate of 28%) unless the non-United States holder establishes an exemption, for example by properly certifying its non-United States status on an IRS Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a United States person or that the condition of another exemption relied upon by the non-United States holder are not, in fact, satisfied.

Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our stock. Future sales of substantial amounts of our common stock in the public market following this offering or the possibility of these sales occurring could adversely affect prevailing market prices for our common stock or could impair our ability to raise capital through an offering of equity securities.

Upon the closing of this offering,              shares of our common stock will be outstanding, based upon shares outstanding as of December 31, 2003 and assuming no exercise of outstanding options or warrants after December 31, 2003. All of the shares sold in this offering will be freely tradable without restriction under the Securities Act except for any shares purchased by our affiliates as that term is defined in Rule 144 under the Securities Act.

The remaining              shares of common stock held by existing stockholders are restricted shares as that term is defined in Rule 144 under the Securities Act. We issued and sold the restricted shares in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted shares may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration, such as the exemptions provided under Rule 144 or 701 under the Securities Act, which are summarized below.

Taking into account the lock-up agreements described below, the number of shares that will be available for sale in the public market under the provisions of Rules 144 and 144(k) will be as follows:

Date of Availability for Sale	Number of Shares
Upon effectiveness
At various times after 180 days

Additionally, of the 5,555,902 shares issuable upon exercise of options to purchase our common stock outstanding as of December 31, 2003, approximately 4,018,864 shares will be vested and eligible for sale 180 days after the effective date of the offering.

Form S-8 Registration Statements

Shortly after the effectiveness of the offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock reserved for issuance under our 1997 stock option plan and 2004 stock plan. Shares of common stock issued upon exercise of options under the Form S-8 will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates and subject to the lock-up agreements described below.

Rule 144

Our stockholders who have held shares for more than one year may resell the shares pursuant to Rule 144 under the Securities Act. Unless the stockholder who acquired shares from us upon exercise of stock options prior to the filing of our registration statement on Form S-8 is currently our officer, director or affiliate, that stockholder will be able to sell all of the shares they acquired as soon as their contractual lockup period expires.

In addition, after the 180th day after this offering, our officers, directors and other affiliates will be eligible to sell shares of our common stock they hold under Rule 144. In general, under Rule 144 as currently in effect, a person or persons whose shares are required to be aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately shares immediately after the offering, or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed.

Rule 144(k)

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of our company at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner except an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold, to the extent not subject to lock-up agreements, (a) by persons other than affiliates, beginning 90 days after the effective date of this offering, subject only to the manner-of-sale provisions of Rule 144, and (b) by affiliates, subject to the manner-of-sale, current public information, and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144. As of December 31, 2003, options to purchase 4,940,902 shares of common stock were outstanding and eligible for Rule 701 of which approximately 3,954,864 options were then vested and exercisable. Of the total number of shares of our common stock issuable under these options, all are subject to contractual lock-up agreements with us or the underwriters.

Lock-up Agreements

Substantially all of our stockholders and holders of options and warrants to purchase our stock, our directors and certain of our executive officers and employees, who collectively hold an aggregate of              restricted shares, and the underwriters entered into lock-up agreements in connection with this offering. These lock-up agreements provide that, with certain limited exceptions, these persons and entities have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any of our shares for a period of 180 days after the effective date of this offering. Pursuant to the terms of the underwriting agreement entered into between us and the underwriters, we agreed not to release any of these stockholders from their contractual lockup commitments without the consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, or Merrill Lynch. Merrill Lynch may, in its sole discretion and at any time without prior notice, release all or any portion of the shares subject to these lock-up agreements. We have also entered into an agreement with Merrill Lynch that, with certain exceptions, we will not offer, sell or otherwise dispose of our common stock until 180 days after the date of this prospectus.

Registration Rights

We have granted demand registration rights, rights to participate in offerings that we initiate and Form S-3 registration rights to all of our preferred stockholders. For a further description of these rights, see “Description of Capital Stock—Registration Rights.”

UNDERWRITING

We, together with the selling stockholders, intend to offer the common stock through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Piper Jaffray & Co. and Needham & Company, Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in the underwriting agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling stockholders, the number of shares of common stock listed opposite their names below.

Underwriters	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Piper Jaffray & Co.
Needham & Company, Inc.

Total

The underwriters have agreed to purchase all of the shares of common stock sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares of common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriters have advised us and the selling stockholders that the underwriters propose initially to offer the shares of common stock to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $             per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

Over-allotment Option

We and the selling stockholders have granted options to the underwriters to purchase up to additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial amount reflected in the above table.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment options.

Total Fees
	Fee per Share	Without Exercise of Over-allotment Option	With Full Exercise of Over-allotment Option
Public offering price	$	$	$
Discounts and commissions paid by us	$	$	$
Discounts and commissions paid by the selling stockholders	$	$	$
Proceeds, before expenses to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $                 and are payable by us and the selling stockholders.

Reserved Shares

At our request, the underwriters have reserved for sale, at the initial public offering price, up to             ,       % of the shares offered by this prospectus for sale to our business associates, friends and family of employees and directors of our company and other persons associated with us who have expressed an interest in purchasing our shares in this offering. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

We and the selling stockholders and our executive officers and directors and substantially all of our existing stockholders and holders of options and warrants to purchase our stock, have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

The following transfers or dispositions can be made during the lock-up period:

•	the sale of shares by the selling stockholders in the offering;

•	transactions made in common stock acquired in open market transactions after the completion of the offering;

•	gifts where the donee signs a lock-up agreement; and

•	transfers to trusts for the benefit of the stockholder or stockholder’s family where the trustee signs a lock-up agreement.

This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

We have entered into a similar agreement with the representatives of the underwriters except that without such consent we may grant options and sell shares pursuant to our 1997 stock option plan and our 2004 stock plan, and we may issue shares of our common stock in connection with a strategic partnering transaction or in exchange for all or substantially all of the equity or assets of a company in connection with a merger or acquisition. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

Quotation on the Nasdaq National Market

We expect the common stock to be approved for quotation on the Nasdaq National Market, subject to notice of issuance, under the symbol ‘‘MTWI.’’

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the underwriters believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the common stock may not develop. It is also possible that after the offering the common stock will not trade in the public market at or above the initial public offering price.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives of the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase common stock in the open market to reduce the underwriter’s short position or to stabilize the price of such common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those common stock. The imposition of a penalty bid may also affect the price of the common stock in that it discourages resales of those common stock.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

LEGAL MATTERS

Certain legal matters relating to the common shares offered by this prospectus will be passed upon by Commerce and Finance Law Offices, Beijing, China, with respect to matters of Chinese law, and Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, with respect to matters of U.S. law, on our behalf. Certain legal matters relating to the common shares offered by this prospectus will be passed upon by Haiwen & Partners with respect to matters of Chinese law, and Simpson Thacher & Bartlett LLP, with respect to matters of U.S. law, for the underwriters. Current and former partners and associates of Wilson Sonsini Goodrich & Rosati, Professional Corporation, as a group, beneficially own, directly or indirectly, less than one percent of our outstanding common shares.

EXPERTS

The financial statements of Mtone Wireless Corporation as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other documents are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1(800) SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

We will be subject to the information and periodic reporting requirements of the Securities Exchange Act, as amended and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference rooms, and the web site of the SEC referred to above and at our website. Our English website is located at www.mtone.com.

We will provide our stockholders with annual reports containing, among other information, financial statements audited by an independent public accounting firm and we will make available to our stockholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. We also intend to furnish other reports as we may determine or as required by law.

MTONE WIRELESS CORPORATION

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of

Mtone Wireless Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Mtone Wireless Corporation at December 31, 2002 and 2003, and the results of their operations and their cash flows for the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion expressed.

/s/ PRICEWATERHOUSECOOPERS

Beijing, China

April 16, 2004

MTONE WIRELESS CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31,		Pro Forma Stockholders’ Equity at December 31, 2003
	2002	2003
			(unaudited) (Note 2)
ASSETS
Current assets:
Cash and cash equivalents	$1,772	$4,654
Accounts receivable, net	1,083	3,304
Related party receivable	380	—
Prepaid expenses and other current assets	232	518

Total current assets	3,467	8,476

Property and equipment, net	544	495

Total assets	$4,011	$8,971

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$718	$1,002
Accrued liabilities	1,492	2,106
Related party payable	239	—

Total current liabilities	2,449	3,108

Commitments (Note 14)

Stockholders’ equity:
Convertible preferred stock	87,466	87,466	$—
Class A Common Stock: $.001 par value; 50,771,124 shares authorized; 6,217,816 and 6,485,941 shares issued and outstanding at December 31, 2002 and 2003, respectively, and 40,352,537 pro forma (unaudited)	6	6	40
Class B Common Stock: $.001 par value; 9,228,876 shares authorized; 3,775,791 shares issued and outstanding at December 31, 2002 and 2003, and none pro forma (unaudited)	4	4	—
Additional paid-in capital	7,990	12,250	99,686
Deferred stock compensation	(2,049)	(3,166)	(3,166)
Notes receivable from stockholders	(103)	(38)	(38)
Accumulated other comprehensive loss	(1)	(4)	(4)
Accumulated deficit	(91,751)	(90,655)	(90,655)

Total stockholders’ equity	1,562	5,863	$5,863

Total liabilities, convertible preferred stock and stockholders’ equity	$4,011	$8,971

The accompanying notes are an integral part of these consolidated financial statements.

MTONE WIRELESS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended December 31,
	2001	2002	2003
Revenues
Mobile value-added service	$1,051	$5,666	$20,546
Fixed-line value-added service	571	819	1,014
Network equipment	3,603	715	—

Total revenues	5,225	7,200	21,560

Cost of revenues (*)
Mobile value-added service	1,868	2,700	7,076
Fixed-line value-added service	758	661	808
Network equipment	2,745	497	—

Total cost of revenues	5,371	3,858	7,884

Gross profit (loss)	(146)	3,342	13,676

Operating expenses (*)
Research and development	5,138	3,262	1,609
Sales and marketing	3,410	2,268	6,430
General and administrative	6,995	3,921	4,668

Total operating expenses	15,543	9,451	12,707

Income (loss) from operations	(15,689)	(6,109)	969

Other income
Interest income	570	38	19
Other income	(394)	212	125

Income (loss) before taxes	(15,513)	(5,859)	1,113

Provision for income taxes	48	112	17

Net income (loss)	$(15,561)	$(5,971)	$1,096

Net income (loss) per common share, basic	$(2.50)	$(0.96)	$0.18
Weighted average common shares outstanding, basic	6,212,816	6,217,816	6,228,541

Net income (loss) per common share, diluted	$(2.50)	$(0.96)	$0.03
Weighted average common shares outstanding, diluted	6,212,816	6,217,816	41,321,005

(*) Includes amortization of stock based-compensation as follows:
Cost of revenues	$(9)	$—	$4
Research and development	(1)	(22)	28
Sales and marketing	47	(25)	98
General and administrative	104	39	2,321

Total	$141	$(8)	$2,451

The accompanying notes are an integral part of these consolidated financial statements.

MTONE WIRELESS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except share data)

	Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Deferred Stock-based Compensation	Notes Receivable from Stockholders	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2000	30,090,805	$87,466	6,206,172	$6	—	$—	$3,101	$(401)	$(92)	$4	$(70,219)	$19,865
Exercise of common stock options	—	—	6,644	—	—	—	2	—	—	—	—	2
Interest accrued on notes receivable from stockholders	—	—	—	—	—	—	—	—	(6)	—	—	(6)
Deferred stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	57	84	—	—	—	141
Reversal of stock-based compensation due to employee termination	—	—	—	—	—	—	(226)	226	—	—	—	—
Translation adjustment	—	—	—	—	—	—	—	—	—	(6)	—	(6)
Net loss	—	—	—	—	—	—	—	—	—	—	(15,561)	(15,561)

Balances, December 31, 2001	30,090,805	87,466	6,212,816	6	—	—	2,934	(91)	(98)	(2)	(85,780)	4,435
Issuance of common stock	—	—	—	—	3,775,791	4	1,806	—	—	—	—	1,810
Deemed contribution	—	—	—	—	—	—	1,299	—	—	—	—	1,299
Interest accrued on notes receivable from stockholders	—	—	—	—	—	—	—	—	(5)	—	—	(5)
Exercise of common stock options	—	—	5,000	—	—	—	1	—	—	—	—	1
Deferred stock-based compensation	—	—	—	—	—	—	2,070	(2,070)	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	26	(34)	—	—	—	(8)
Reversal of stock-based compensation due to employee termination	—	—	—	—	—	—	(146)	146	—	—	—	—
Translation adjustment	—	—	—	—	—	—	—	—	—	1	—	1
Net loss	—	—	—	—	—	—	—	—	—	—	(5,971)	(5,971)

Balances, December 31, 2002	30,090,805	87,466	6,217,816	6	3,775,791	4	7,990	(2,049)	(103)	(1)	(91,751)	1,562
Exercise of common stock options	—	—	268,125	—	—	—	42	—	—	—	—	42
Deemed contribution	—	—	—	—	—	—	650	—	—	—	—	650
Interest accrued on notes receivable from stockholders	—	—	—	—	—	—	—	—	(3)	—	—	(3)
Forgiveness of note receivable from stockholder	—	—	—	—	—	—	—	—	68	—	—	68
Deferred stock-based compensation	—	—	—	—	—	—	3,815	(3,815)	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	14	2,437	—	—	—	2,451
Reversal of stock-based compensation due to employee termination	—	—	—	—	—	—	(261)	261	—	—	—	—
Translation adjustment	—	—	—	—	—	—	—	—	—	(3)	—	(3)
Net income	—	—	—	—	—	—	—	—	—	—	1,096	1,096

Balances, December 31, 2003	30,090,805	$87,466	6,485,941	$6	3,775,791	$4	$12,250	$(3,166)	$(38)	$(4)	$(90,655)	$5,863

The accompanying notes are an integral part of these consolidated financial statements.

MTONE WIRELESS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2001	2002	2003
Cash flows from operating activities:
Net income (loss)	$(15,561)	$(5,971)	$1,096
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Provision for doubtful accounts	311	164	—
Provision for inventory	3,000	27	—
Provision for impairment of property and equipment	1,132	62	—
Loss on disposal of property and equipment	155	3	3
Depreciation and amortization	1,214	631	446
Interest on notes receivable from stockholders	(6)	(5)	(3)
Forgiveness of note receivable from stockholder	—	—	68
Stock based compensation expense	141	(8)	2,451
Deemed contribution of GWTec costs	—	1,299	650
Changes in current assets and liabilities:
Accounts receivable	418	(819)	(2,221)
Related party receivable	—	(380)	380
Inventory	968	434	—
Prepaid expenses and other current assets	597	746	(286)
Accounts payable	(2,292)	(379)	284
Accrued liabilities	(5,655)	180	614
Related party payable	—	239	(239)

Net cash provided by (used in) operating activities	(15,578)	(3,777)	3,243

Cash flows from investing activities:
Purchase of property and equipment	(608)	(148)	(400)

Net cash used in investing activities	(608)	(148)	(400)

Cash flows from financing activities:
Proceeds from exercise of Class A common stock options	2	1	42
Proceeds from issuance of Class B common stock, net of issuance costs	—	1,810	—
Principal payments on capital lease obligations	(54)	(17)	—

Net cash provided by (used in) financing activities	(52)	1,794	42

Effect of exchange rate changes on cash	(6)	1	(3)
Net increase (decrease) in cash and cash equivalents	(16,244)	(2,130)	2,882
Cash and cash equivalents at beginning of year	20,146	3,902	1,772

Cash and cash equivalents at end of year	$3,902	$1,772	$4,654

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest	$5	$1	$—
Income taxes	$—	$20	$1

The accompanying notes are an integral part of these consolidated financial statements.

MTONE WIRELESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Organization and Nature of Operations

Mtone Wireless Corporation was incorporated in Delaware on January 27, 1994 as General Wireless Communications Ltd (“GWcom”). GWcom was renamed byair Corporation in April 2002 and was renamed Mtone Wireless Corporation (“Mtone” or the “Company”) in November 2003.

The Company’s primary business is providing mobile value-added services to mobile phone users in the People’s Republic of China (“PRC” or “China”). Mtone specializes in interactive services designed to attract and retain customers for its monthly subscription services and, to a lesser extent, its services offered on a per-use basis. Mtone’s customers access its services via their mobile phone handsets utilizing the networks of the two major mobile operators in the PRC, China Mobile and China Unicom (collectively the “Mobile Carriers”).

The Company conducts its mobile value-added business in China through its wholly-owned subsidiary, Mtone Wireless Telecommunications (Shanghai) Co., Ltd. (“Mtone Telecommunications”), and Shanghai Mtone Wireless Network Information Co., Ltd. (“Shanghai Mtone”), a VIE for which the Company is the primary beneficiary. PRC law restricts foreign companies such as Mtone from operating in certain industries, such as value-added telecommunication and Internet services. Shanghai Mtone is a PRC incorporated company which is legally owned by two of the Company’s employees who are PRC citizens. Through a series of contractual arrangements between the Company and Shanghai Mtone, the Company has control of and is the primary beneficiary of Shanghai Mtone (see Note 3).

The Company also provides value-added services to fixed-line phone users in the PRC through a variable interest entity (“VIE”), Suntek Information Industrial Co., Ltd. (“Suntek”), a PRC incorporated company. The types of services include providing information such as news, financial information, and entertainment. In order to meet ownership requirements under Chinese law, the value-added services to fixed-line phone users are performed by Suntek. In March 2004, the Company irrevocably transferred all of its rights related to Suntek to Feng Wei, a PRC citizen who is the general manager of Suntek and who ceased to be an employee of the Company on the date of the transfer. As a result of the transfer Suntek will no longer be a VIE of the Company (see Notes 3 and 15). If a disposal had occurred as of December 31, 2003, the Company would have recorded a loss on disposal of approximately $0.1 million.

The Company was originally engaged in the network equipment business of designing and marketing equipment used in personal wireless messaging services. The equipment included metropolitan control center equipment, base stations and handsets for two-way paging applications. In August 2002, the operations of the network equipment business were assigned on a temporary basis to General Wireless Technologies Inc. (“GWTec”), which is a majority owned subsidiary of New World TMT Limited (“New World”), a stockholder of Mtone. On February 20, 2004, the Company assigned over to GWTec without recourse all of the rights to operate the network equipment business on a permanent basis.

2.    Summary of Significant Accounting Policies

(a)    Basis of presentation

These consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

MTONE WIRELESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(b)    Basis of consolidation

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”). FIN 46 requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new VIEs created or acquired after January 31, 2003. For VIEs created or acquired prior to February 1, 2003, FIN 46 must be adopted for the first interim or annual period ending after December 15, 2003. The Company has early adopted and retroactively applied FIN 46 to consolidate its VIEs.

The consolidated financial statements include the financial statements of the Company, its subsidiaries, and two VIEs–Shanghai Mtone and Suntek, of which the Company is the primary beneficiary. All transactions and balances between the Company, its subsidiaries, Shanghai Mtone and Suntek, have been eliminated upon consolidation

(c)    Revenue and cost of revenue—mobile value-added services revenue

The Company’s revenues are derived from mobile value-added services, such as interactive games and entertainment services, downloadable mobile content and information services. Fees for these services are charged on a per message basis or monthly subscription basis and vary according to the type of products and services delivered.

The Company recognizes all revenues in the period in which the services are performed, provided that persuasive evidence of a contractual arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. A substantial portion of the Company’s revenue is recorded based on monthly statements received from provincial level subsidiaries of the Mobile Carriers (the “Mobile Operators”). In certain instances, when a statement is not received by the end of the month following the end of a quarter, the Company makes an estimate of the revenues and cost of services earned during the period covered by the statement. These estimates are based on the Company’s internal records for the month, and factor in an adjustment for billing and transmission failures taking into account the Company’s historical experience of discrepancies between final Mobile Operator statements and the Company’s internal records over the five prior months. The Company does not estimate unconfirmed revenue from Mobile Operators until the Company has at least five months of experience with the operator. For Mobile Operators whom the Company has dealt with for less than five months, revenue is recognized only when the Company receives final statements.

On a quarterly basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. All of the Company’s revenues during 2001, 2002 and the nine months ended September 30, 2003 were recognized based on Mobile Operator statements. The percentage of estimated revenues and cost of revenues is expected to increase in future periods as the Company accelerates the timing for closing the quarterly financial statements from the timing used for the December 31, 2003 closing.

The Company licenses content from independent content providers. Under certain of these agreements, the fees payable for content is determined on a percentage of revenues of the Company generated from the use of the content. The Company records its revenues inclusive of fees to be paid to content providers as the Company acts as the principal in these arrangements.

MTONE WIRELESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

The Company contracts with the Mobile Operators for the transmission of wireless short messages, as well as for billing and collection services. For these billing and collection services, the Mobile Operators retain a fixed percentage fee, which is reflected as a cost of services in the consolidated financial statements. In addition, the Mobile Operators charge the Company a network usage fee based on a fixed per-message fee amount multiplied by the excess of messages sent over messages received. These network usage fees are likewise retained by the Mobile Carriers and are reflected as a cost of services in the consolidated financial statements.

(d)    Revenues and cost of revenues—fixed-line value-added service revenues

Revenues on fixed-line value-added services are recognized in the period in which the services are performed, provided that persuasive evidence of a contractual arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. A substantial portion of the fixed-line value-added services revenues are recorded based on monthly statements received from provincial level subsidiaries of the fixed-line telecommunications operator.

The Company contracts with the telecommunications operator for the provision of the fixed-line services, as well as for billing and collection services. The Company recognized its revenues based on the total amount paid by its customers, for which, the telecommunications operator bills and collects on the Company’s behalf. For these billing and collections services, the telecommunications operator retains a fixed percentage fee, which is reflected as a cost of services in the consolidated financial statements.

(e)    Revenues and cost of revenues—network equipment

Revenues on network equipment are recognized upon the delivery of products provided that persuasive evidence of a contractual arrangement exists, the sales price is fixed or determinable, collectibility is reasonably assured, and no unfulfilled obligations remain. Provision is made for expected sales return and allowances at the time revenues are recognized. Amounts billed or received prior to the completion of the earning process are recorded as customer deposits or deferred revenue as appropriate.

Cost of revenues on network equipment consists primarily of purchased materials, manufacturing direct labor, freight, warranty and overhead costs including facilities for production and warehousing, purchasing, product planning, material control, shipping and management.

(f)    Research and development expenses

Research and development expenses consist primarily of compensation and related costs for employees associated with the development and programming of SMS content and, for its network business, the development of applications for wireless handsets and to enhance the performance of its proprietary network equipment . The Company accounts for product development costs under Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”), and would capitalize, if criteria under SOP 98-1 were met, direct costs of materials and services consumed in developing or obtaining internal-use computer software during the application development stage. Costs incurred in the enhancement of the Company’s existing products and services are charged to product development expense as incurred. To date, no costs have met the criteria for capitalization.

(g)    Advertising expenses

Advertising expenses generally represent the cost of promotions to create or stimulate a positive image of the Company or a desire to buy the Company’s products and services, and are expensed as incurred.

MTONE WIRELESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Advertising expenses, which are included in sales and marketing in the consolidated statements of operations, were approximately $59,000, $1,030,000 and $3,882,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

(h)    Stock-based compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the intrinsic value recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. In general, compensation cost under APB 25 is recognized based on the difference, if any, between the estimated fair value of the Company’s Class A Common Stock on the measurement date and the amount an employee must pay to acquire such stock. The measurement date is determined when the number of shares and the exercise price are fixed. Total compensation cost as determined at the date of option grant is recorded in stockholders’ equity as additional paid-in capital with an offsetting charge to deferred stock-based compensation. Deferred stock-based compensation is amortized on an accelerated basis over the corresponding vesting period using the method outlined in FIN 28. The Company accounts for stock-based compensation issued to non-employees using the fair value method as prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). The Company recognizes compensation expense based on the fair value of the options using an option pricing model on the date of grant.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (“SFAS 148”). SFAS 148 amends SFAS 123 to provide alternative methods of transition for companies that voluntarily change to a fair value-based method of accounting for share-based employee compensation. SFAS 148 also amends the disclosure provisions of SFAS 123. The provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. The Company has elected to continue to account for share-based compensation under the provisions of APB 25 and has followed the disclosure requirements under SFAS 123 and SFAS 148.

The following table illustrates the effect on the Company’s net income or loss and net income or loss per share if the Company had applied the fair value recognition provisions of SFAS 123 and SFAS 148 to stock-based incentives using the minimum value model (in thousands, except per share data).

	Year Ended December 31,
	2001	2002	2003
Net income (loss) as reported	$(15,561)	$(5,971)	$1,096
Add: Stock-based compensation expense for employees under APB 25	84	(34)	2,437
Less: Stock-based compensation expense for employees under fair value based method	(104)	43	(2,467)

Pro forma net income (loss) attributable to common stockholders	$(15,581)	$(5,962)	$1,066

Basic net income (loss) per share:
As reported	$(2.50)	$(0.96)	$0.18
Pro forma	$(2.51)	$(0.96)	$0.17
Dilutive net income (loss) per common share:
As reported	$(2.50)	$(0.96)	$0.03
Pro forma	$(2.51)	$(0.96)	$0.03

MTONE WIRELESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

To determine the pro forma impact, the Company employed the widely-used minimum value model, to estimate the fair value of options granted. This valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. This model also requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s outstanding stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect this estimate, the Company believes the minimum value model does not provide a reliable single measure of the fair value of its stock options. The following are the assumptions used for each respective period:

	Year Ended December 31,
	2001	2002	2003
Risk-free interest rate (%)	4.75	3.75-4.15	3.19
Expected life (years)	4	3-4	5
Expected dividend yield (%)	—	—	—
Volatility (%)	—	—	—

The pro forma impact of applying SFAS 123 and SFAS 148 in fiscal 2001, 2002 and 2003 does not necessarily represent the pro forma impact in future years.

(i)    Foreign currency translation

The Company’s reporting currency is the U.S. dollar (“$”). The functional currency of the Company’s operating subsidiaries and consolidated VIEs in China is the renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations. All such exchange gains and losses are included in the consolidated statements of operations. The exchange differences resulting from remeasurement of the PRC entity financial statements into U.S. dollars are recorded as accumulated other comprehensive loss within stockholders’ equity and comprehensive income (loss).

(j)    Income taxes

The Company accounts for income tax using SFAS No. 109, “Accounting for Income Taxes,” which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred taxes are provided for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax basis of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax asset will not be realized.

(k)    Net income (loss) per share

In accordance with SFAS No. 128, “Computation of Earnings Per Share,” basic net income (loss) per share is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of common and dilutive common equivalent shares

MTONE WIRELESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

outstanding during the period. Common Stock equivalent shares consist of the common shares issuable upon the conversion of Preferred Stock and Class B Common Stock (using the if-converted method) and common shares issuable upon the exercise of outstanding share options (using the treasury stock method).

(l)    Comprehensive loss

Comprehensive loss is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. For this purpose, holders of convertible equity securities are deemed to be owners. Accumulated other comprehensive loss of the Company represents the cumulative foreign currency translation adjustment.

(m)    Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are composed primarily of investments in money market accounts stated at cost, which approximates fair value.

(n)    Fair value of financial instruments

For the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities, carrying amounts approximate fair value due to the relatively short maturities of the financial instruments.

(o)    Accounts receivable and allowance for doubtful accounts

Accounts receivable primarily represents uncollected balances due from provincial level subsidiaries of the Mobile Carriers based on the confirmation statements received from those operators. It also includes an estimate of fees receivable for which confirmations have not yet been received. The Company provides an allowance for doubtful accounts based upon its collection experience with its Mobile Operators. The Mobile Operators generally remit cash in full following confirmation of the Company’s internal records and the Mobile Operators’ records.

(p)    Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Property and equipment are depreciated over their estimated useful lives on a straight-line basis with no residual value. The estimated useful lives are as follows:

Computer hardware and software	36 months
Office equipment	36 months
Leasehold improvements	the shorter of their estimated useful lives or the lease term

Expenditures for repairs and maintenance are expensed as incurred. The gain or loss on disposal of property and equipment, if any, is the difference between the net sales proceeds and the carrying amount of the relevant assets, and is included in other income (expense) in the consolidated statements of operations. Depreciation expense was $1,214,000, $631,000, and $446,000 for the years ended December 31, 2001, 2002, and 2003, respectively.

MTONE WIRELESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

(q)    Impairment of long-lived assets

Prior to January 1, 2002, the Company evaluated the recoverability of long-lived assets in accordance with Statement of Financial Account Standards (“SFAS”) No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of ” (“SFAS 121”). As of January 1, 2002, the Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), which addresses the financial accounting and reporting for the recognition and measurement of impairment losses for long-lived assets. In accordance with SFAS 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the total of the expected future undiscounted cash flows is less than the carrying value, an indication of impairment is present and a loss is recognized in the statement of operations for the difference between the fair value and the carrying value of the assets.

(r)    Recent accounting pronouncements

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 addresses certain financial instruments that, under previous guidance, could be accounted for as equity, but now must be classified as liabilities in statements of financial position. These financial instruments include: (1) mandatorily redeemable financial instruments, (2) obligations to repurchase the issuer’s equity shares by transferring assets, and (3) obligations to issue a variable number of shares. SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS 150 in the third quarter of 2003, and such adoption did not have a material effect on the Company’s financial position and results of operations.

In May 2003, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 03-05, “Applicability of AICPA Statement of Position 97-2, Software Revenue Recognition, to Non-Software Deliverables in Arrangement Containing More-Than-Incidental Software” (EITF 03-05”). EITF 03-05 addresses the applicability of SOP 97-2 regarding software and non-software deliverables in a multiple element arrangement, giving consideration to whether the deliverables are essential to the functionality of one another. EITF 03-05 is effective for interim periods beginning after August 13, 2003. EITF 03-05 did not have a material effect on the Company’s financial position or results of operations in 2003.

(s)    Pro forma stockholders’ equity information (unaudited)

The unaudited pro forma stockholders’ equity at December 31, 2003 reflects (1) the conversion of 30,090,805 shares of Preferred Stock into 30,090,805 shares of Class A Common Stock and (2) the conversion of 3,775,791 shares of Class B Common Stock into 3,775,791 shares of Class A Common Stock.

3.    Variable Interest Entities

(a)    Shanghai Mtone (mobile value-added service)

Shanghai Mtone is a VIE of which Mtone is the primary beneficiary. Accordingly, the accounts of Shanghai Mtone have been included in the consolidated financial statements of Mtone. All intercompany transactions and balances have been eliminated in consolidation.

Due to current restrictions on foreign ownership of mobile value-added businesses in China, Mtone conducts substantially all of its mobile value-added operations in China through a series of contractual

MTONE WIRELESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

arrangements with Shanghai Mtone, which is 60% owned by Ming Li and 40% owned by Wenliang Zhao, two PRC citizens who are employees of Mtone.

The Company has entered into various operating agreements with Shanghai Mtone, including a Business Operation Agreement, Domain Name License Agreement, Domain Name Assignment Agreement, Equity Interests Pledge Agreement, Exclusive Technical Consulting and Services Agreement, Power of Attorney, Leased Line Transfer Agreement, and a Contract Relating to the Exclusive Purchase Right for the equity interest held by Wenliang Zhao and Ming Li.

Under these arrangements Shanghai Mtone has the exclusive right to use certain domain names and registered trademarks owned by the Company, and the Company is the exclusive provider of technical and other services to Shanghai Mtone. In return, Shanghai Mtone is required to pay the Company licensing and service fees for the use of each domain name, trademark and the technical and consulting services received. The technical and consulting service fees can be, and are, adjusted at the Company’s discretion depending on the quantity and level of services provided. These operating agreements further provide that the Company will guarantee Shanghai Mtone’s performance of third party contracts and agreements entered into by Shanghai Mtone in the normal course of business and restrict the ability of Shanghai Mtone to conduct any transactions that may materially affect their assets, obligations, rights, or operations without the consent of the Company such as declaration of dividends, assignment of rights, sale of assets, and incurrence of debt or guarantees. Additionally, Weijia Wang, as chairman and general manager of Mtone Telecommunications holds a power of attorney to vote on all corporate matters of Shanghai Mtone and holds the rights to designate the officers and directors of Shanghai Mtone.

At December 31, 2003, the Company had provided long-term loans with total principal of $1,208,000 with $725,000 to Ming Li and $483,000 to Wenliang Zhao. These interest-free long-term loans were made to provide working capital to Shanghai Mtone and to meet regulatory capital requirements for nationwide service providers in China. The Company has the right to acquire the shares of Shanghai Mtone either through a purchase, at any time, for the amount of the loans outstanding, or the collection of the shares pledged as collateral for the non-payment of loans from the registered shareholders or the technical consulting and service fees due from Shanghai Mtone. Since the Company consolidates Shanghai Mtone, the loans have been eliminated in consolidation.

In the event that the Chinese government lifts its restrictions of foreign ownership of mobile value-added businesses in China, the Company will exercise its right to purchase all of the outstanding equity interests of Shanghai Mtone, and the loans will be canceled.

(b)    Suntek (fixed-line value-added service)

Suntek is a provider of fixed-line value-added services. In May 2000, through an intermediary Mtone paid Suntek’s stockholders $5,500,000 for a license to Suntek’s technology and for the transfer of a majority of the voting stock of Suntek to two Mtone employees who hold the stock on behalf of Mtone. A third Mtone employee became the general manager of Suntek. From December 2000 to November 2001, Mtone provided a series of loans to Suntek for general operating expenses in the aggregate amount of approximately $281,000. Due to the ownership of Suntek’s shares by Mtone’s employees on Mtone’s behalf, Suntek’s management structure and other matters, Suntek was deemed to be a variable interest entity, or VIE, of which Mtone was the primary beneficiary. As such, Suntek’s historical financial results have been consolidated with Mtone’s results.

In 2000 and 2001, Suntek recognized impairment charges of $4,000,000 and $1,500,000 related to the acquired intangible assets. The impairment was due to a pricing cap imposed by China Telecom of RMB30 per

MTONE WIRELESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

subscriber per month, which limited revenues from Suntek’s top customers, and to increased competition from mobile value-added service providers and internet portal companies. Suntek incurred losses in 2001, 2002 and 2003, and those losses were included in Mtone’s consolidated results.

In March 2004, Mtone terminated its relationship with Suntek by having the two stockholders who are Mtone employees dispose of the stock and terminating the employment relationship with the Suntek general manager. As a result, after March 31, 2004, Suntek is no longer a VIE and Suntek’s results will no longer be consolidated with Mtone’s results. If the relationship with Suntek had been terminated as of December 31, 2003, Mtone would have recorded a loss on disposal of approximately $0.1 million.

(c)    VIE assets

The additional liabilities recognized as a result of consolidating the VIEs do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the consolidated VIEs. Conversely, assets recognized as a result of consolidating these VIEs do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Reflected in the Company’s December 31, 2003 consolidated balance sheet are $7,216,000 of VIE assets.

4.    Network Equipment Business

The original business of Mtone was to design and market network equipment. During 2002, Mtone decided to exit the network equipment business and focus its resources on the mobile value-added business. GWTec is a company formed in August 2002 by New World, a major stockholder of the Company, to operate the network equipment business. In August 2002, Mtone agreed to assign to GWTec the exclusive rights to operate the network equipment business for a period of one year in exchange for a contingent payment of up to $2 million if GWTec were to decide, at its discretion, to acquire the rights on a permanent basis. In August 2003, GWTec paid $50,000 to Mtone to extend the period of the exclusive rights for another year. On February 20, 2004, Mtone waived the contingent payment of up to $2 million and assigned without recourse all of the rights to operate the network equipment business to GWTec on a permanent basis in exchange for the assumption by GWTec of certain potential liabilities of Mtone (see Note 15).

Because New World is a principal stockholder of the Company and a majority shareholder of GWTec, certain costs paid by GWTec that might have been of benefit to the Company are reflected as expense in the

MTONE WIRELESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Company’s financial statements, with the related credit accounted for as a deemed capital contribution. Those expenses totaled $1,299,000 and $650,000 for the years ended December 31, 2002 and 2003, respectively.

The related party balances at December 31, 2002 represent a $239,000 advance from New World that was received during 2002 and a receivable from GWTec of $380,000 for payments made by Mtone on behalf of GWTec during 2002. These balances were settled in August 2003.

5.    Balance Sheet Components

Significant components of certain balance sheet items are as follows (in thousands):

	December 31,
	2002	2003
Accounts receivable, net:
Accounts receivable	$1,109	$3,330
Allowance for doubtful accounts	(26)	(26)

	$1,083	$3,304

Allowance for doubtful accounts:
Balance at beginning of year	$—	$26
Charged to expense	164	—
Write-offs, net of recoveries	(138)	—

Balance at end of year	$26	$26

Property and equipment, net:
Computer hardware and software	$4,020	$4,318
Office equipment	120	113
Leasehold improvements	123	133

	4,263	4,564
Accumulated depreciation	(3,719)	(4,069)

	$544	$495

Accrued liabilities:
Payroll and related accruals	$163	$645
Deferred revenue	392	200
Business related taxes	793	1,094
Other	144	167

	$1,492	$2,106

6.    Income Taxes

The geographic distribution of income (loss) before taxes is summarized below (in thousands):

	Year Ended December 31,
	2001	2002	2003
United States	$(4,363)	$(3,357)	$(3,624)
Foreign	(11,150)	(2,502)	4,737

Income (loss) before taxes	$(15,513)	$(5,859)	$1,113

MTONE WIRELESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

The components of the provision for income taxes are as follows (in thousands):

	Year Ended December 31,
	2001	2002	2003
Current foreign taxes	$20	$1	$17
Deferred foreign taxes	28	111	—

	$48	$112	$17

The following is reconciliation between the United States statutory rate and the Company’s effective tax rate:

	Year Ended December 31,
	2001	2002	2003
Tax at federal statutory rate	(34.0)%	(34.0)%	34.0%
Tax at state statutory rate	(5.8)%	(5.8)%	5.8%
Foreign income taxed at different rates	(24.1)%	4.4%	1.8%

Change in valuation allowance	66.4%	37.3%	(40.2)%
Other	(2.2)%	—%	0.2%

Effective tax rate	.3%	1.9%	1.6%

The tax effects of temporary differences that give rise to significant components of the net deferred tax asset are as follows (in thousands):

	Year Ended December 31,
	2001	2002	2003
Net operating loss carryforwards	$29,635	$35,532	$34,301
Research and development credit carryforwards	2,181	2,190	2,012
Other	4,545	824	1,786

Total deferred tax asset	36,361	38,546	38,099
Less: valuation allowance	(36,361)	(38,546)	(38,099)

Net deferred tax asset	$—	$—	$—

A reconciliation of the changes to the Company’s valuation allowance for the years ended December 31, 2001, 2002, and 2003 are as follows (in thousands):

	2001	2002	2003
Balance at beginning of year	$26,055	$36,361	$38,546
Net change in valuation allowance	10,306	2,185	(447)

Balance at end of year	$36,361	$38,546	$38,099

The Company has recorded a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets. Management’s assessment is that evidence does not exist using the criteria under generally accepted accounting principles to support a conclusion that it is more likely than not that any of the deferred tax assets will be realized in the future.

MTONE WIRELESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

At December 31, 2003, the Company had net operating loss carryforwards of approximately $83 million and $56 million, and $10 million for federal, state, and foreign tax purposes, respectively. If not utilized, these carryforwards will begin to expire in 2010 for federal purposes and in 2004 for state purposes. Foreign net operating losses begin to expire in 2005.

At December 31, 2003 the Company also had approximately $1.1 million of federal research and development tax credit carryforwards available to reduce future federal and state liabilities. At December 31, 2003 the Company also had approximately $970,000 of state research and development tax credit carryovers. The federal credit carryforwards will begin to expire in 2009. The state research and development tax credits will carry forward until realized.

As of December 31, 2003, the Company has not provided for federal income and foreign withholding taxes on a cumulative total of $1 million of undistributed earnings of foreign affiliates because such earnings are intended to be reinvested indefinitely. Distribution of those earnings in the form of dividends or otherwise, the Company would be subject to U.S. income taxes.

United States tax rules limit the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. If the Company should have an ownership change, as defined, utilization of the carryforwards could be restricted.

Mtone Telecommunications was incorporated by the Company, a foreign enterprise, in Shanghai of the People’s Republic of China on June 1, 1999, with a registered capital is $2,100,000. Mtone Telecommunications has an approved operating period of 20 years. Mtone Telecommunications was established in Shanghai Pudong, a special economic zone, and is therefore subject to the applicable enterprise income tax rate of 30%. The Company has not provided for any enterprise income taxes since it has had no taxable income.

7.    Employee Benefit Plans

Full time employees of the Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The subsidiaries are required to make plan contributions to relevant local labor bureaus for medical and pension benefits. The contributions for the years ended December 31, 2001, 2002 and 2003 were approximately $202,000, $186,000, and $323,000, respectively. The local labor bureaus are responsible for the medical benefits and the pension liability to be paid to these employees. The subsidiaries have no further commitments beyond its monthly contribution.

Pursuant to the PRC’s corporate laws, the Company’s subsidiaries and VIEs in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the respective entities. These reserve funds include a (i) general reserve and (ii) staff bonus and welfare fund. Subject to the cumulative limit of 50% of registered capital, the general reserve fund requires annual appropriations of 10% of after-tax profit as determined under generally accepted accounting principles in the PRC at each year-end; the other fund appropriations are at the discretion of the subsidiaries. These reserve funds, which were $17,000 at December 31, 2003, can only be used for specific purposes of staff welfare and bonus and are not distributable as cash dividends. Appropriations to the staff welfare and bonus fund were charged to general and administrative expenses.

MTONE WIRELESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

8.    Net Income (Loss) Per Common Share

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated (in thousands, except share and per share data):

	Year Ended December 31,
	2001	2002	2003
Numerator:
Net income (loss)	$(15,561)	$(5,971)	$1,096

Denominator:
Denominator for basic net income (loss) per common share:
Weighted average shares outstanding	6,212,816	6,217,816	6,228,541
Effect of dilutive securities:
Preferred Stock	—	—	30,090,805
Class B Common Stock	—	—	3,775,791
Stock options	—	—	1,225,868

Denominator for diluted net income (loss) per common share–adjusted weighted average shares and assumed conversions	6,212,816	6,217,816	41,321,005

Basic net income (loss) per common share	$(2.50)	$(0.96)	$0.18
Dilutive net income (loss) per common share	$(2.50)	$(0.96)	$0.03

	2001	2002
Securities excluded from fully diluted earnings per share calculation because their effect would be antidilutive:
Preferred Stock	30,090,805	30,090,805
Class B Common Stock	—	3,775,791
Stock options	4,370,908	4,594,159

	34,461,713	38,460,755

9.    Other Comprehensive Net Income (Loss)

A reconciliation from net income (loss) to other comprehensive income (loss) follows (in thousands):

	Year Ended December 31,
	2001	2002	2003
Net income (loss)	$(15,561)	$(5,971)	$1,096
Other comprehensive gain (loss)—foreign currency translation adjustment	(6)	1	(3)

	$(15,567)	$(5,970)	$1,093

MTONE WIRELESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

10.    Convertible Preferred Stock

At December 31, 2002 and 2003, Preferred Stock, par value $.001 per share, consisted of the following:

	Number of Shares Authorized	Number of Shares Issued and Outstanding	Dividend Per Share	Liquidation Value Per Share	Total Liquidation Value (in thousands)
Series A	4,346,432	4,346,432	$0.0403	$0.4027	$1,750
Series B	6,500,001	6,500,001	$0.0720	$0.9000	5,850
Series C	7,000,000	6,651,568	$0.1900	$1.9000	12,638
Series D	4,000,000	2,591,064	$0.3800	$3.8000	9,846
Series E	10,500,000	10,001,740	$0.5700	$5.7600	57,610
Series A-1	4,346,432	—	$0.0403	$0.4027	—
Series B-1	6,500,001	—	$0.0720	$0.9000	—
Series C-1	7,000,000	—	$0.1900	$1.9000	—
Undesignated	307,134	—	—	—	—

	50,500,000	30,090,805			87,694

Issuance costs					(228)

Preferred Stock					$(87,466)

There were no issuances or conversions of Preferred Stock during the three years ended December 31, 2003.

Following amendment of the Company’s Certificate of Incorporation in April 2002, the holders of Preferred Stock have various rights and preferences as follows:

Voting

The holders of all series of Preferred Stock are entitled to one vote for each share of Class A Common Stock held on an “if converted” basis. Additionally, as long as a majority of the originally issued shares of Preferred Stock remain outstanding (66 2/3% or more in the case of Class A and Class A-1 Preferred Stock), the holders of Series A and Series A-1 Preferred Stock are entitled to elect two members of the Board of Directors, the holders of Series B and Series B-1 Preferred Stock are entitled to elect one director, the holders of Series C and Series C-1 Preferred Stock are entitled to elect one director, and the holders of Series E Preferred Stock are entitled to elect two directors. The holders of a majority of the Class A Common Stock are entitled to elect two directors. The holders of Preferred Stock and Class A Common Stock voting as a class and on an as-converted basis are entitled to elect any remaining directors of the Company. Certain transactions, including but not limited to significant disposals of the Company’s assets, repurchase of Common Stock (subject to certain exceptions), payment of dividends or issuance of equity with preferences above those of the Preferred Stock stockholders, are subject to a two-thirds vote of holders of the Preferred Stock.

Dividends

Each holder of Preferred Stock is entitled to receive noncumulative declared dividends per share annually at the rates stated above. To date, the Company has not declared or paid any dividends.

MTONE WIRELESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Liquidation and redemption

In the event of any liquidation, dissolution or winding up of the Company, after payment of the liquidation preference to the Class B Common Stock described in Note 10, the holders of Series A, A-1, B, B-1, C, C-1, D and E Preferred Stock are entitled to receive, in preference to holders of Common Stock, $0.403, $0.403, $0.900, $0.900, $1.900, $1.900, $3.800, $5.760, respectively, per share plus unpaid dividends. Should funds not be sufficient for the above distributions, the holders of Preferred Stock will share ratably in the available funds. After the distribution of the aforesaid liquidation preference to the holders of Preferred Stock, the remaining assets of the Company, if any, shall be distributed among the holders of the Common Stock and Preferred Stock except for Series D and Series E Preferred Stock on a pro rata basis as if the Preferred Stock were converted into Class A Common Stock at the then conversion rate, provided that holders of Series A, Series A-1, Series B, Series B-1, and Series C and Series C-1 Preferred Stock shall not receive more than $1.208, $1.208, $2.700, $2.700, $3.800, and $3.800, respectively, per share (including the amounts of liquidation preference).

A merger, consolidation or other corporate reorganization of the Company with or into any other companies immediately after which transaction the stockholders of the Company hold 50% or less in the interest of the outstanding voting securities of the surviving company, or a sale of all or substantially all of the assets of the Company, shall be treated as a liquidation event.

The Preferred Stock is not redeemable.

Conversion

Each share of Series A, A-1, B, B-1, C, C-1, D, and E Preferred Stock is convertible into Class A Common Stock at the option of the holder based on a conversion formula which is adjustable for dilution protection and currently results in a one-for-one conversion ratio. Each share of Preferred Stock has an automatic conversion feature, which is based on the conversion formula, upon either the closing of the sale of the Company’s Class A Common Stock in a firm commitment public offering if the minimum net proceeds to the Company are $35 million and the minimum price per share is $9.00 (equal to or greater than $3.00 per share effective February 2004) or upon a vote of a majority of the outstanding shares of Preferred Stock and Class B Common Stock. The unaudited pro forma stockholders’ equity as of December 31, 2003 presents as adjusted stockholders’ equity as if the conversion of the Preferred Stock into Class A Common Stock occurred on December 31, 2003.

11.    Common stock

At December 31, 2001, the Company was authorized to issue 75,000,000 shares of Common Stock, with a par value of $0.001. In April 2002, the Company amended and restated its Certificate of Incorporation, as amended, to provide for authorized shares of Common Stock with a par value of $0.001 at 60,000,000 shares, of which 50,771,124 was designated Class A Common Stock and 9,228,876 was designated Class B Non-Voting Common Stock (“Class B Common Stock”).

The holders of Class A Common Stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders, including the election of two directors to the Board of Directors. The holder of each share of Class B Common Stock is not entitled to vote except with respect to a mandatory conversion of such shares. Additionally, each holder of Class A Common Stock and Class B Common Stock is entitled to receive declared dividends subject and subordinate to the prior rights of the outstanding Preferred

MTONE WIRELESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Stock. To date, the Company has not declared or paid any dividends. All outstanding shares of Class A Common Stock and Class B Common Stock are fully paid and nonaccessible.

Upon liquidation, dissolution or winding up of the Company, the holders of Class B Common Stock are entitled to receive $0.488 per share plus unpaid dividends, in preference to holders of Class A Common Stock and Preferred Stock and after the payment of all debts and other liabilities of the Company. Should funds not be sufficient for such distribution, the holders of Class B Common Stock will share ratably in the available funds. Subject to the liquidation preference of the Class B Common Stock and Preferred Stock then outstanding, holders of Class A Common Stock and Class B Common Stock would be able to share ratably in the net assets legally available for distribution to the stockholders.

Each share of Class B Common Stock is convertible into Class A Common Stock at the option of the holder on a one-for-one conversion ratio. Each share of Class B Common Stock has an automatic conversion feature on a one-to-one conversion ratio upon either the closing of the sale of the Company’s Class A Common Stock in a firm commitment public offering if the minimum net proceeds to the Company are $35 million and the minimum price per share is $9.00 (equal to or greater than $3.00 per share effective February 2004) or upon a vote of a majority of the outstanding shares of Preferred Stock and Class B Common Stock. The unaudited pro forma stockholders’ equity as of December 31, 2003 presents as adjusted the stockholders’ equity as if the conversion of the Class B Common Stock into Class A Common Stock occurred on December 31, 2003.

Stock-based compensation

The Company records stock-based compensation charges in the amount by which the option exercise price is less than the deemed fair value of the Company’s common stock on the date of grant. The Company’s Board of Directors determines the fair value of the Company’s common stock based upon several factors, including operation performance, issuances of Preferred Stock, liquidation preferences of holders of Preferred Stock and Class B Common Stock, and valuations of similar publicly traded companies. The Company recorded deferred stock-based compensation of approximately $2,070,000 and $3,815,000 for the years ended December 31, 2002, and 2003, respectively. Stock-based compensation is being amortized on an accelerated basis over the corresponding vesting period. Stock-based compensation expense recognized during the years ended December 31, 2001, 2002 and 2003 amounted to approximately $141,000, $(8,000), and $2,451,000, respectively. The amount of stock-based compensation expense to be recorded can decrease if options for which accrued but unvested compensation has been recorded are forfeited.

Receivable from stockholders

In July 1995, the Company loaned the then existing Chief Executive Officer $48,000, with an annual interest rate of 6.75% and due in July 2005, to purchase 800,000 shares of the Company’s Class A Common Stock. Upon his resignation in August 1996, the Company exercised its option to repurchase 466,667 shares of unvested Class A Common Stock at $0.06 per share, thereby reducing the principal amount of the loan to $20,000.

In September 1996, the Company loaned the current Chairman of the Board $45,000, with an annual interest rate of 7.21% and due in September 2006, to purchase 500,000 shares of the Company’s Class A Common Stock. In January 2002, the annual interest rate on this loan was reduced to 4.5%. In March 2003, the Company forgave the entire principal and accrued interest totaling $68,000.

MTONE WIRELESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

Stock option plans

The Board of Directors has approved two stock option plans, the 1994 Stock Option Plan and 1997 Stock Option Plan (the ”Plans”) that provide for the issuance of up to 8,854,889 shares of Class A Common Stock. The plans provide for the grant to employees of incentive share options within the meaning of Section 422 of the United States Internal Revenue Code and for grants to employees, directors and consultants of non-statutory share options. All options granted under the Plans are subject to dilution protection should the capital structure of the Company be affected by a stock split, reverse stock split, stock dividend or other dilutive action. Options under the Plans will be granted at the fair market value on the date of grant (except for NQOs which will be granted at no less than 85% of the fair market value on the date of grant). Options granted to any shareholder who has more than 10% of the voting right shall not be granted with an exercise price less than 110% of the fair market value of the stock on the date of grant. Options will vest 25% on the one year anniversary of the date of grant and 2.083% every month thereafter or at such other times specified in the respective stock option agreement. Options granted under the Plans have a term of five or ten years. The plans are administered by the Board of Directors or a committee designated by the Board of Directors.

Activity under the stock option plans is summarized as follows:

	Year Ended December 31,
	2001		2002		2003
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Beginning Balance	3,188,907	$3.35	4,370,908	$3.44	4,594,159	$2.16
Granted	2,521,200	$4.00	1,725,000	$4.15	1,720,231	$0.23
Exercised	(6,644)	$0.33	(5,000)	$0.25	(268,125)	$0.16
Cancelled	(1,332,555)	$4.30	(1,496,749)	$3.57	(490,363)	$2.49

Ending Balance	4,370,908	$3.44	4,594,159	$2.16	5,555,902	$1.63

Weighted average fair value of options granted during the year		$2.31		$1.35		$2.55

The following is additional information relating to options outstanding as of December 31, 2003:

	Options Outstanding			Option Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$0.09	9,417	3.31	$0.09	9,417	$0.09
$0.15	1,810,417	8.98	$0.15	466,083	$0.15
$0.25	1,356,653	9.68	$0.25	246,625	$0.25
$0.50	162,250	4.75	$0.50	162,250	$0.50
$1.00	152,500	5.71	$1.00	152,500	$1.00
$2.88	255,500	5.98	$2.88	255,515	$2.88
$4.00	1,741,665	7.18	$4.00	1,709,413	$4.00
$8.00	67,500	6.40	$8.00	67,215	$8.00

	5,555,902	8.19	$1.64	3,069,018	$2.76

MTONE WIRELESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

The Company’s option plans are fixed in nature, so the compensation expense under APB 25 has been measured at the excess, if any, of the fair value of the shares of the date of grant over the intrinsic value. The compensation expense so determined is amortized over the vesting period of the related shares.

12.    Segment Information

The Company has adopted the provisions of SFAS 131, “Disclosures about Segments of an Enterprise and Related Information”, which requires the reporting of segment information using the “management approach”. Under this approach, operating segments are identified in substantially the same manner as they are reported internally and used by the Company’s chief operating decision maker for purposes of evaluating performance and allocating resources. Based on this approach, the Company has three reportable segments: mobile value-added service, fixed-line value-added service, and network equipment. The Company generates its revenues solely from mobile phone users in China; accordingly, no geographical segments are presented.

Information for the Company’s segments is as follows (in thousands):

	Mobile Value- Added Service	Fixed-Line Value- Added Service	Network Equipment	Other	Total
Year ended December 31, 2001:
Revenues from external customers	$1,051	$571	$3,603	$—	$5,225
Cost of revenue	(1,868)	(758)	(2,754)	9	(5,371)

Gross profit (loss)	(817)	(187)	849	9	(146)
Operating expense	(4,879)	(195)	(10,319)	(150)	(15,543)

Loss from operations	$(5,696)	$(382)	$(9,470)	$(141)	$(15,689)

Depreciation and amortization	$45	$155	$1,014	$—	$1,214
Total assets	$4,263	$317	$2,281	$—	$6,861

Year ended December 31, 2002:
Revenues from external customers	$5,666	$819	$715	$—	$7,200
Cost of revenue	(2,700)	(661)	(497)	—	(3,858)

Gross profit	2,966	158	218	—	3,342
Operating expense	(5,622)	(253)	(3,584)	8	(9,451)

Income (loss) from operations	$(2,656)	$(95)	$(3,366)	$8	$(6,109)

Depreciation and amortization	$288	$105	$238	$—	$631
Total assets	$3,402	$229	$380	$—	$4,011

Year ended December 31, 2003:
Revenues from external customers	$20,546	$1,014	$—	$—	$21,560
Cost of revenue	(7,072)	(808)	—	(4)	(7,884)

Gross profit	13,474	206	—	(4)	13,676
Operating expense	(9,310)	(248)	(702)	(2,447)	(12,707)

Income (loss) from operations	$4,164	$(42)	$(702)	$(2,451)	$969

Depreciation and amortization	$376	$70	$—	$—	$446
Total assets	$8,791	$180	$—	$—	$8,971

MTONE WIRELESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

The expenses in the “other” column represents amortization of stock-based compensation, which is not used by the chief operating decision maker in evaluating segment performance. In addition, other income and provision for income taxes are not used in evaluating segment performance and have, therefore, been excluded.

Significant non-cash items (other than depreciation and amortization), all of which related to the network equipment business, were as follows (in thousands):

	Year Ended December 31,
	2001	2002	2003
Provision for inventory	$3,000	$27	$—
Provision for impairment of property and equipment	$1132	$62	$—
Loss on disposal of property and equipment	$155	$—	$—
Allowance for doubtful accounts and returns	$311	$164	$—

Revenues attributable to the Mobile Operators which represent 10% or more of total revenue for at least one of the respective periods, are summarized below:

	Year Ended December 31,
	2001	2002	2003
Operator A	—	13%	18%
Operator B	—	14%	11%
Operator C	9%	9%	14%

Amounts due from the Mobile Operators as of December 31, 2002 and 2003 were as follows (in thousands):

	2002	2003
Operator A	$263	$439
Operator B	$249	$266
Operator C	$149	$856

13.    Risks and Concentrations

The business in which the Company is engaged is subject to a number of industry-specific risk factors, including, but not limited to, dependence on mobile network operators, rapid development of the market, large number of competitors, and an evolving regulatory environment.

Mobile value-added service revenues are derived from arrangements with the Mobile Operators in China. The Company depends on the billing system of the Mobile Operators to charge the mobile phone users through mobile phone bills and collect payments from users. The Mobile Operators retain a percentage of the revenues generated by the Company’s services as a fee for transmission of wireless short messages and for the billing and collection service they provide. With limited exceptions, China Mobile’s provincial operators charge a service fee equal to 15% percent of the gross revenues generated by the Company’s services. China Unicom charges a fee ranging from 8% to 25% of gross revenue for bad debts and business taxes depending on the volume of messages transmitted each month. If the strategic relationship with either Mobile Operator is terminated or scaled-back, or if the Mobile Operators alter the arrangements, the Company’s mobile value-added service business would be adversely affected.

MTONE WIRELESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

The Company generally does not require collateral for its accounts receivable. The Company has not experienced any significant credit losses for any periods presented.

14.    Commitments and Contingencies

(a)    Operating lease commitments

The Company rents offices under operating lease agreements. The net aggregate minimum future lease payments under non-cancelable operating leases as of December 31, 2003 are as follows (in thousands):

2004	$372
2005	225
2006	2

$599

The Company incurred rental expenses, principally for facilities, of approximately $1,151,000, $1,371,000, and $434,000 for the year ended December 31, 2001, 2002 and 2003, respectively.

(b)    Other commitments

As of December 31, 2003, the Company had commitments of approximately $156,000 to maintain computer equipment offsite.

(c)    Mainland Chinese market macro-economic and regulatory and uncertainties

The Chinese market in which the Company operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Company to develop its wireless Internet business and to provide Internet content in the PRC. Though the PRC has, since 1978, implemented wide range market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the telecommunication, information, and media industries remain highly regulated. Restrictions are currently in place or are unclear regarding in what specific industry segments foreign owned entities, like the Company, may operate. The Company’s legal structure and scope of operations in the PRC could be subject to restrictions which could result in severe limitations on the Company’s ability to conduct business in the PRC and this could have a material adverse impact on the Company’s consolidated financial position, consolidated results of operations and consolidated cash flows.

(d)    Other risks

The Company’s sales, purchase and expense transactions are generally denominated in RMB, and a significant portion of the Company’s assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies and require certain supporting documentation in order to effect the remittance.

MTONE WIRELESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—CONTINUED

15.    Subsequent Events

On January 27, 2004, the Board of Directors granted 293,500 options to purchase Class A Common Stock with an exercise price of $0.25 per share.

On February 20, 2004, the Company entered into a contract with GWTec for the settlement of the “Conditional Deed for the Sale and Purchase of the Network Equipment Business and Assets” and “Distribution License Agreement” completing its exit from the network equipment business.

In March 2004, the Company took the following actions, or caused the following actions to be taken, to terminate Suntek’s VIE status: the Company and Suntek agreed to terminate the Suntek license agreement; the Company’s employees executed powers of attorney with respect to their Suntek shares to an unaffiliated third party and agreed to transfer those shares to that party; and the Suntek general manager resigned from Mtone Telecommunications. If a disposal had occurred as of December 31, 2003, the Company would have recorded a loss on disposal of approximately $0.1 million. As a result, after March 31, 2004, Suntek will no longer be a VIE of the Company and its results will no longer be consolidated with the Company’s results.

Each share of Preferred Stock and Class B Common Stock is automatically convertible into shares of Common Stock upon the completion of this offering. In February 2004, the Company’s Board of Directors and stockholders approved an amendment to the Company’s certificate of incorporation reducing the minimum per share in the qualified initial public offering to equal to or greater than $3.00 per share.

Until                     , 2004 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

             Shares

MTONE WIRELESS CORPORATION

Common Stock

PROSPECTUS

Merrill Lynch & Co.

Piper Jaffray

Needham & Company, Inc.

                    , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by the registrant in connection with the sale of the securities being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

SEC Registration Fee	6,969
NASD Filing Fee	8,000
Nasdaq National Market Listing Fee	100,000
Printing Costs	215,000
Legal Fees and Expenses	750,000
Accounting Fees and Expenses	600,000
Blue Sky Fees and Expenses	25,000
Transfer Agent and Registrar Fees	35,000
Miscellaneous	60,031

Total	1,800,000

Item 14.    Indemnification of Directors and Officers.

As permitted by Section 145 of the Delaware General Corporation Law, the registrant’s amended and restated certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the registrant provide that:

•	The registrant is required to indemnify its directors and officers and such persons serving as a director, officer, employee or agent in other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law, including in those circumstances in which indemnification would otherwise be discretionary;

•	The registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law;

•	The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, upon receipt of an undertaking by or on behalf of such director or officer to repay such amounts if it is finally determined that such person is not entitled to indemnification under Delaware law;

•	The rights conferred in the registrant’s restated certificate of incorporation and bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, executive officers and employees; and

•	The registrant may not retroactively amend the provisions of our restated certificate of incorporation or bylaws in a way that is adverse to the registrant’s directors, executive officers, employees and agents in these matters.

The registrant’s policy is to enter into indemnification agreements with each of its directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law, the registrant’s restated certificate of incorporation and the bylaws, as well as certain additional procedural protections. In addition, the indemnification agreements provide that the registrant’s directors and executive officers will be indemnified to the fullest possible extent not prohibited by law against all expenses, including attorney’s fees, and settlement amounts paid or incurred by them in any action or proceeding, including any derivative action by or in the right of the registrant, on account of their services as directors or executive officers of the registrant or as directors or officers of any other company or enterprise when they are serving in these capacities at the request of the registrant. The registrant will not be obligated pursuant to the indemnification agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims initiated by the indemnified party and not by way of defense, except with respect to proceedings specifically authorized by the registrant’s board of directors or brought to enforce a right to indemnification under the indemnification agreement, the registrant’s bylaws or any statute or law. Under the agreements, the registrant is not obligated to indemnify the indemnified party:

•	for any expenses incurred by the indemnified party with respect to any proceeding instituted by the indemnified party to enforce or interpret the agreement, if a court of competent jurisdiction determines that each of the material assertions made by the indemnified party in any proceeding was not made in good faith;

•	for any amounts paid in settlement of a proceeding unless the registrant consents to such settlement;

•	on account of any suit in which judgment is rendered against the indemnified party for an accounting of profits made from the purchase or sale by the indemnified party of securities of the registrant pursuant to the provisions of §16(b) of the Securities Exchange Act of 1934, and related laws;

•	on account of the indemnified party’s conduct which is finally adjudged to have been knowingly fraudulent, dishonest, or willful misconduct;

•	on account of any acts or omissions for which a director may not be relieved of liability under Delaware law;

•	on account of any suit brought against an indemnified party for misuse or misappropriation of non-public information or otherwise involving the indemnified party’s status as an “insider”, in connection with any purchase or sale by the indemnified party of the registrant’s securities; and

•	if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

The indemnification provisions in the registrant’s restated certificate of incorporation, bylaws and the indemnification agreements entered into between the registrant and its directors and executive officers may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities arising under the Securities Act of 1933.

Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:

Document	Exhibit Number
Form of Underwriting Agreement	1.1
Certificate of Incorporation of Registrant	3.1
Certificate of Incorporation of Registrant to be in effect after Offering	3.2
Amended and Restated Bylaws of Registrant	3.4
Form of Indemnification Agreement	10.1

Item 15.    Recent Sales of Unregistered Securities.

During our last three fiscal years we issued unregistered securities to a limited number of purchasers as described below:

(1)    The registrant issued Class B Common Stock, convertible into an aggregate of 3,594,676 shares of Class A common stock in April 2002. Investors in this financing, which generated proceeds of $1,752,764.82, included Oasis Online Limited and funds affiliated with Alpine Technology Ventures. The registrant issued these securities in transactions exempt from registration under Section 4(2) of the Securities Act of 1933.

(2)    The registrant sold an aggregate of 128,727 shares of its common stock to employees, directors and consultants for cash consideration in the aggregate amount of $45,559.76 upon the exercise of stock options granted under its 1997 plan.

(3)    The registrant granted stock options to employees directors and consultants under its 1997 stock plan covering an aggregate of 5,966,431 shares of the registrant’s common stock, at a weighted average exercise price of $1.80 per share. Of these, options covering an aggregate of 3,052,269 were canceled without being exercised.

Item 16.    Exhibits and Financial Statement Schedules

The exhibits listed in the exhibit index are filed as part of this registration statement.

(a)    Exhibits

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Registrant, filed with the Delaware Secretary of State on April 16, 2004.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant to be filed after the closing of the offering made pursuant to this Registration Statement.

3.3	Bylaws of the Registrant.

3.4*	Amended and Restated Bylaws of the Registrant to be effective upon the closing of the offering made pursuant to this Registration Statement.

4.1*	Amended and Restated Investors’ Rights Agreement, dated as of December 22, 1999.

4.2*	Specimen Certificate of the Registrant’s common stock.

5.1	Form of Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to the Registrant.

10.1	Form of Indemnification Agreement entered into between the Registrant and its directors and executive officers.

10.2	1997 Stock Option Plan.

10.3*	2004 Stock Plan.

10.4*	Loan agreement entered into by and between the Registrant and Ming Li dated December 20, 2003.

10.5*	Loan agreement entered into by and between the Registrant and Wenliang Zhao dated December 20, 2003.

Exhibit No.	Description

10.6*	Option Agreement entered into by and among the Registrant, Ming Li and Shanghai Mtone Wireless Network Information Co., Ltd., effective December 20, 2003.

10.7*	Option Agreement entered into by and among the Registrant, Wenliang Zhao and Shanghai Mtone Wireless Network Information Co., Ltd., effective December 20, 2003.

10.8*	Exclusive technical and consulting services agreement entered into by and between Ji Da Information Technology (Shanghai) Co., Ltd. and Shanghai Ji Da Network Technology Co., Ltd. dated January 1, 2002.

10.9*	Exclusive technical and consulting services agreement entered into by and between Mtone Wireless Telecommunications (Shanghai) Co., Ltd. and Shanghai Mtone Wireless Network Information Co., Ltd. dated January 1, 2003.

10.10†	Equity pledge agreement entered into by and between Mtone Wireless Telecommunications (Shanghai) Co., Ltd. and Ming Li dated December 20, 2003.

10.11†	Equity pledge agreement entered into by and between Mtone Wireless Telecommunications (Shanghai) Co., Ltd. and Wenliang Zhao dated December 20, 2003.

10.12	Domain name assignment agreement entered into by and between Mtone Wireless Telecommunications (Shanghai) Co., Ltd. and Shanghai Mtone Wireless Network Information Co., Ltd. dated December 20, 2003.

10.13	Domain name license agreement entered into by and between Mtone Wireless Telecommunications (Shanghai) Co., Ltd. and Shanghai Mtone Wireless Network Information Co., Ltd. dated December 20, 2003.

10.14	Business operation agreement entered into by and among Mtone Wireless Telecommunications (Shanghai) Co., Ltd., Shanghai Mtone Wireless Network Information Co., Ltd., Ming Li and Wenliang Zhao dated December 20, 2003.

10.15†	Power of attorney issued by Ming Li dated December 20, 2003.

10.16†	Power of attorney issued by Wenliang Zhao dated December 20, 2003.

10.17†	Monternet MMS Cooperation Agreement, between China Mobile Communications Corporation and Shanghai Mtone Wireless Network Information Co., Ltd., dated August 31, 2003.

10.18†	Mobile Data Cooperation Agreement, between Shanghai Mtone Wireless Network Information Co., Ltd. and China United Telecommunications Corporation, dated July 24, 2003.

10.19	Cooperation Agreement on SMS Service between Shanghai Ji Da Network Technology Co., Ltd. and Guangdong Mobile Communication Co., Ltd., dated November 7, 2002.

10.20†	Monternet SMS Cooperation Agreement between Shanghai Mtone Wireless Network Information Co., Ltd and Jiangsu Mobile Communication Co. Ltd., dated June 18, 2003.

10.21†	Monternet SMS Cooperation Agreement between Shanghai Ji Da Network Technology Co., Ltd. and Zhejiang Mobile Communication Co., Ltd., dated January 7, 2002.

10.22	Summary of Office Share-Use Agreement, effective October 9, 2002, between Ji Da Information (Shanghai) Co., Ltd and New World Construction Co., Ltd.

10.23	Summary of Min Fang Building Lease Contract, effective October 10, 2002, between Shanghai Minghong Economic Development Co., Ltd. and Ji Da Information (Shanghai) Co., Ltd.

Exhibit No.	Description

10.24	Summary of Real Estate Lease Agreement, effective March 15, 2003, between Guangzhou Donghe Real Estate Development Co., Ltd. and Ji Da Information (Shanghai) Co., Ltd.

10.25	Summary of Real Estate Lease Supplementary Agreement, effective March 15, 2003, between Guangzhou Donghe Real Estate Development Co., Ltd. and Ji Da Information (Shanghai) Co., Ltd.

10.26	Summary of Real Estate Lease Agreement, effective June 25, 2003, between Shanghai Pudong Jianzhong Industry and Trade Company and Mtone Wireless Communication (Shanghai) Co., Ltd.

10.27	Summary of He Qiao Building Lease Agreement, effective November 28, 2003, between Beijing Heqiao Property Administration Company and Mtone Wireless Communication (Shanghai) Co., Ltd.

10.28	Summary of Min Fang Building Lease Contract, effective December 2003, between Shanghai Minghong Economic Development Co., Ltd. and Mtone Wireless Communication (Shanghai) Co., Ltd.

10.29*	Change of Control and Severance Agreement, effective [ ], 2004, by and between the Registrant and Raymond Chin.

10.30*	Change of Control and Severance Agreement effective [ ], 2004, by and between the Registrant and Weijia Wang.

21.1	Subsidiaries.

23.1	Consent of PricewaterhouseCoopers.

23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to the Registrant. Reference is made to Exhibit 5.1.

23.3	Consent of Commerce & Finance Law Offices, China counsel to the Registrant.

24.1	Power of Attorney. See page II-7.

99.1	Conditional Deed for the Sale and Purchase of the Planet Business and Assets, between the Registrant and General Wireless Technologies Inc., dated August 22, 2002.

99.2	Distribution and Licence Agreement between the Registrant and General Wireless Technologies Inc., dated August 22, 2002.

99.3	Contract for the Settlement of the Conditional Deed for the Sale and Purchase of the Planet Business and Assets and Distribution and Licence Agreement between the Registrant and General Wireless Technologies Inc., dated February 20, 2004.

99.4*	Opinion of Commerce & Finance Law Offices, China counsel to the Registrant.

*	To be filed by amendment.
†	Confidential treatment has been requested for portions of this exhibit.

Item 17.    Undertakings

We hereby undertake to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the Delaware General Corporation Law, our restated certificate of incorporation or our bylaws, indemnification agreements entered into between the company and our officers and directors, the underwriting agreement, or otherwise, we have been advised that in the opinion of the commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by any of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, California on this 19th day of April, 2004.

MTONE WIRELESS CORPORATION

By:	/s/ DENNIS ING
Dennis Ing
Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, jointly and severally, Raymond Chin and Dennis Ing, and each one of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that each of said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has executed this power of attorney as of the date indicated.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the persons whose signatures appear below, which persons have signed such registration statement in the capacities and on the dates indicated:

Signature	Title	Date

/s/ WEIJIA WANG Weijia Wang	Chief Executive Officer (Principal Executive Officer), President and Director	April 19, 2004

/s/ DENNIS ING Dennis Ing	Chief Financial Officer (Principal Accounting Officer)	April 19, 2004

/s/ RAYMOND CHIN Raymond Chin	Chairman of the Board	April 19, 2004

/s/ DOUGLAS WING TAK CHAN Douglas Wing Tak Chan	Director	April 19, 2004

Signature	Title	Date

/s/ MICHAEL KAUFMAN Michael Kaufman	Director	April 19, 2004

/s/ SOO BOON KOH Soo Boon Koh	Director	April 19, 2004

/s/ SEUNGJIN WHANG Seungjin Whang	Director	April 19, 2004

/s/ ANDREW YAN Andrew Yan	Director	April 19, 2004

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Registrant, filed with the Delaware Secretary of State on April 16, 2004.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant to be filed after the closing of the offering made pursuant to this Registration Statement.

3.3	Bylaws of the Registrant.

3.4*	Amended and Restated Bylaws of the Registrant to be effective upon the closing of the offering made pursuant to this Registration Statement.

4.1*	Amended and Restated Investors’ Rights Agreement, dated as of December 22, 1999.

4.2*	Specimen Certificate of the Registrant’s common stock.

5.1	Form of Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to the Registrant.

10.1	Form of Indemnification Agreement entered into between the Registrant and its directors and executive officers.

10.2	1997 Stock Option Plan.

10.3*	2004 Stock Plan.

10.4*	Loan agreement entered into by and between the Registrant and Ming Li dated December 20, 2003.

10.5*	Loan agreement entered into by and between the Registrant and Wenliang Zhao dated December 20, 2003.

10.6*	Option Agreement entered into by and among the Registrant, Ming Li and Shanghai Mtone Wireless Network Information Co., Ltd., effective December 20, 2003.

10.7*	Option Agreement entered into by and among the Registrant, Wenliang Zhao and Shanghai Mtone Wireless Network Information Co., Ltd., effective December 20, 2003.

10.8*	Exclusive technical and consulting services agreement entered into by and between Ji Da Information Technology (Shanghai) Co., Ltd. and Shanghai Ji Da Network Technology Co., Ltd. dated January 1, 2002.

10.9*	Exclusive technical and consulting services agreement entered into by and between Mtone Wireless Telecommunications (Shanghai) Co., Ltd. and Shanghai Mtone Wireless Network Information Co., Ltd. dated January 1, 2003.

10.10†	Equity pledge agreement entered into by and between Mtone Wireless Telecommunications (Shanghai) Co., Ltd. and Ming Li dated December 20, 2003.

10.11†	Equity pledge agreement entered into by and between Mtone Wireless Telecommunications (Shanghai) Co., Ltd. and Wenliang Zhao dated December 20, 2003.

10.12	Domain name assignment agreement entered into by and between Mtone Wireless Telecommunications (Shanghai) Co., Ltd. and Shanghai Mtone Wireless Network Information Co., Ltd. dated December 20, 2003.

10.13	Domain name license agreement entered into by and between Mtone Wireless Telecommunications (Shanghai) Co., Ltd. and Shanghai Mtone Wireless Network Information Co., Ltd. dated December 20, 2003.

1

Exhibit No.	Description

10.14	Business operation agreement entered into by and among Mtone Wireless Telecommunications (Shanghai) Co., Ltd., Shanghai Mtone Wireless Network Information Co., Ltd., Ming Li and Wenliang Zhao dated December 20, 2003.

10.15†	Power of attorney issued by Ming Li dated December 20, 2003.

10.16†	Power of attorney issued by Wenliang Zhao dated December 20, 2003.

10.17†	Monternet MMS Cooperation Agreement, between China Mobile Communications Corporation and Shanghai Mtone Wireless Network Information Co., Ltd., dated August 31, 2003.

10.18†	Mobile Data Cooperation Agreement, between Shanghai Mtone Wireless Network Information Co., Ltd. and China United Telecommunications Corporation, dated July 24, 2003.

10.19	Cooperation Agreement on SMS Service between Shanghai Ji Da Network Technology Co., Ltd. and Guangdong Mobile Communication Co., Ltd., dated November 7, 2002.

10.20†	Monternet SMS Cooperation Agreement between Shanghai Mtone Wireless Network Information Co., Ltd and Jiangsu Mobile Communication Co. Ltd., dated June 18, 2003.

10.21†	Monternet SMS Cooperation Agreement between Shanghai Ji Da Network Technology Co., Ltd. and Zhejiang Mobile Communication Co., Ltd., dated January 7, 2002.

10.22	Summary of Office Share-Use Agreement, effective October 9, 2002, between Ji Da Information (Shanghai) Co., Ltd and New World Construction Co., Ltd.

10.23	Summary of Min Fang Building Lease Contract, effective October 10, 2002, between Shanghai Minghong Economic Development Co., Ltd. and Ji Da Information (Shanghai) Co., Ltd.

10.24	Summary of Real Estate Lease Agreement, effective March 15, 2003, between Guangzhou Donghe Real Estate Development Co., Ltd. and Ji Da Information (Shanghai) Co., Ltd.

10.25	Summary of Real Estate Lease Supplementary Agreement, effective March 15, 2003, between Guangzhou Donghe Real Estate Development Co., Ltd. and Ji Da Information (Shanghai) Co., Ltd.

10.26	Summary of Real Estate Lease Agreement, effective June 25, 2003, between Shanghai Pudong Jianzhong Industry and Trade Company and Mtone Wireless Communication (Shanghai) Co., Ltd.

10.27	Summary of He Qiao Building Lease Agreement, effective November 28, 2003, between Beijing Heqiao Property Administration Company and Mtone Wireless Communication (Shanghai) Co., Ltd.

10.28	Summary of Min Fang Building Lease Contract, effective December 2003, between Shanghai Minghong Economic Development Co., Ltd. and Mtone Wireless Communication (Shanghai) Co., Ltd.

10.29*	Change of Control and Severance Agreement, effective [ ], 2004, by and between the Registrant and Raymond Chin.

10.30*	Change of Control and Severance Agreement effective [ ], 2004, by and between the Registrant and Weijia Wang.

21.1	Subsidiaries.

23.1	Consent of PricewaterhouseCoopers.

23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to the Registrant. Reference is made to Exhibit 5.1.

2

Exhibit No.	Description

23.3	Consent of Commerce & Finance Law Offices, China counsel to the Registrant.

24.1	Power of Attorney. See page II-7.

99.1	Conditional Deed for the Sale and Purchase of the Planet Business and Assets, between the Registrant and General Wireless Technologies Inc., dated August 22, 2002.

99.2	Distribution and Licence Agreement between the Registrant and General Wireless Technologies Inc., dated August 22, 2002.

99.3	Contract for the Settlement of the Conditional Deed for the Sale and Purchase of the Planet Business and Assets and Distribution and Licence Agreement between the Registrant and General Wireless Technologies Inc., dated February 20, 2004.

99.4*	Opinion of Commerce & Finance Law Offices, China counsel to the Registrant.

*	To be filed by amendment.
†	Confidential treatment has been requested for portions of this exhibit.

3